Exhibit 99.2

Execution Version

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made February 14, 2024

AMONG:

NOUVEAU MONDE GRAPHITE INC., a company organized and existing under the laws of Canada

(the “Corporation”)

- and -

GENERAL MOTORS HOLDINGS LLC, a company organized and existing under the laws of the State of Delaware

(the “Investor”).

RECITALS:

A.	The Investor has agreed to make investments in the Corporation for an aggregate amount of US$150,000,000.00 on the terms and conditions set forth in this Agreement and the Warrant Certificate (as defined below);

B.	The initial tranche to be invested by the Investor shall be a subscription for 12,500,000 Common Shares (as defined below) and the Warrants (as defined below) from the Corporation for an aggregate subscription price of US$25,000,000.00 pursuant to the terms and conditions set forth in this Agreement and the Warrant Certificate (the “Tranche 1 Investment”);

C.	Following the Tranche 1 Investment, the Investor shall subscribe for additional Common Shares from the Corporation for an aggregate subscription price of US$125,000,000.00 pursuant to the terms and conditions set forth in this Agreement (the “Tranche 2 Investment”, together with the Tranche 1 Investment and any exercise of Warrants, the “Investment”);

D.	In conjunction with the transactions contemplated by this Agreement, the Investor and the Corporation shall enter into the Offtake Agreement (as defined below) and the Investor Rights Agreement (as defined below); and

E.	The Investor and the Corporation have agreed to enter into this Agreement to record their agreement in respect of these matters.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement and the Ancillary Agreements (as defined below), the parties hereby agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise provided:

(a)	“Accredited Investor Status Certificate” means an accredited investor status certificate in the form attached as Schedule A;

(b)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) controls such specified Person, (ii) is controlled by such specified Person, or (iii) is under common control with such specified Person;

(c)	“Agreement” means this subscription agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(d)	“Ancillary Agreements” means the Offtake Agreement, the Investor Rights Agreement and the Warrant Certificate;

(e)	“Anti-Corruption Laws” means all Applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, as amended and the U.K. Bribery Act;

(f)	“Applicable Laws” means, with respect to any Person, property, transaction event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, Orders and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(g)	“Approved Feasibility Study” means a feasibility study (within the meaning of National Instrument 43-101), prepared by a Consulting Firm on behalf of the Corporation in respect of the Projects (A) following completion of all key design documents for the project, such as piping and instrumentation diagrams (P&ID’s), layouts and electrical single lines, and completion of the project execution plan, construction plan and overall project schedule; (B) in accordance with the recommended practices of the Association for the Advancement of Cost Engineering International for a Class 3 Estimate (as set out in AACE International Recommended Practice No. 47R-11, Cost Estimate Classification System - As applied in Engineering, Procurement, And Construction For The Mining And Mineral Processing Industries, August 7, 2020 edition, as amended from time to time, and associated documents available from time to time on the www.aacei.org website) with a minimum level of project definition of 30% and a minimum expected accuracy range of +/- 15% and with a confidence interval of p80 or higher on capital expenditure contingency, based on a Monte Carlo simulation; (C) prepared and certified by a Consulting Firm in compliance with National Instrument 43-101 and in accordance with best industry practices;

(h)	“Assets and Properties” means, with respect to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession or control of such Person;

(i)	“Available Capital” means, with respect to the Corporation, 100% of required capital for the development of the Projects (as contemplated by the Approved Feasibility Study) through either cash on hand, binding equity commitments in respect of the Project Equity Financing (including the proceeds from the Tranche 2 Investment), and binding commitments in respect of the Project Debt Financing, where initial capital includes the following (A) development capital costs of the Projects; (B) all commissioning costs, including the funding of working capital relating to the Projects; and (C) all funding requirements associated with any Project Debt Financing, inclusive of the reserve accounts that need to be funded up-front, recognizing that equity capital will be required to be invested into the Projects prior to the advance of the Project Debt Financing. With respect to any Project Debt Financing, the Corporation will have secured binding commitments on terms and conditions that are compliant with Section 9.7;

(j)	“Available Capital Notice” has the meaning ascribed thereto in Section 5.1(h);

(k)	“Bécancour FEL 3” means the third phase of front end engineering and design for the Bécancour Project, the results of which: (A) advance the design basis memorandum to “approved for design” status for inclusion in the applicable engineering design specification; (B) facilitate planning of detailed engineering, procurement, and construction work for execution of the proposed Project; and (C) result in an AACE Class 3 forced detailed cost estimate;

(l)	“Bécancour Project” means the battery anode material plant project in Bécancour, Québec, Canada (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the plant to be constructed);

(m)	“Bécancour Site” means that certain emplacement known and designated as being lot 3 294 065 of the Cadastre of Québec, Registration Division of Nicolet (Nicolet 2) with the vacant lot thereon fronting on Avenue G.-A., Boulet, in the City of Bécancour, Québec;

(n)	“BIS” means the U.S. Bureau of Industry and Security;

(o)	“Board” means the board of directors of the Corporation;

(p)	“Budget” means the Corporation’s budget for the 12-month period following the date of this Agreement provided by the Corporation to the Investor;

(q)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, the City of New York, New York or the City of Detroit, Michigan and (ii) a day on which banks are generally closed in the Province of Québec, the City of New York, New York or in the City of Detroit, Michigan;

(r)	“Change of Control” means (A) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Corporation, or (B) the acquisition by any Person, directly or indirectly, of the right or ability by voting power, contract or otherwise to direct or cause the election or designation for election of a majority of the members of the Board;

(s)	“Change of Control Notice” means a notice of a potential Change of Control;

(t)	“Circular” means the notice of the GM Transaction Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith and including such additional disclosure and matters to be presented for consideration by the Shareholders as may be determined by the Corporation in its sole discretion, to be sent to the Shareholders in connection with the GM Transaction Shareholder Meeting, as amended, supplemented or otherwise modified from time to time;

(u)	“Claim” means any cause of action, claim, demand, lawsuit, audit, hearing, examination, investigation, proceeding, arbitration, or other litigation or proceeding (whether civil, criminal, administrative or investigative), including, for greater certainty, any proceeding or investigation by or before a Governmental Entity;

(v)	“Closings” has the meaning ascribed thereto in Section 8.1;

(w)	“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie executed on January 23, 2020, between the Corporation and the Municipalité de Saint-Michel-des-Saints;

(x)	“Common Shares” means common shares in the capital of the Corporation;

(y)	“Construction and Development Agreements” means a series of engineering, procurement and construction management agreements entered into on standard industry terms;

(z)	“Consulting Firm” BBA Engineering Ltd or such other lead (supported by additional consultants as they require) independent internationally recognized engineering firm approved in writing in advance by the Investor, acting reasonably;

(aa)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral;

(bb)	“control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constitutional documents of that entity, or any other document, regulating that or any other entity;

control is deemed to arise (without limitation to other circumstances in which control may arise) when that person:

(iii)	owns more than 50% of all voting interests (or similar, however described) in that entity; or

(iv)	has the power, whether through contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity;

(cc)	“Corporation Annual Financial Statements” means the consolidated audited financial statements of the Corporation for the financial years ended December 31, 2022 and 2021 including the notes thereto;

(dd)	“Corporation Financial Statements” means, collectively, the Corporation Annual Financial Statements and the Corporation Interim Financial Statements;

(ee)	“Corporation Indemnified Parties” has the meaning ascribed thereto in Section 11.2(a);

(ff)	“Corporation Interim Financial Statements” means the unaudited condensed consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2023 including the notes thereto;

(gg)	“Current Warrant Price” has the meaning ascribed to such term in the Warrant Certificate;

(hh)	“Direct Claim” has the meaning ascribed thereto in Section 11.3(a);

(ii)	“Disclosure Documents” means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on SEDAR+ or with the United States Securities and Exchange Commission on EDGAR or otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars and technical reports since January 1, 2022;

(jj)	“Disclosure Letter” means the disclosure letter of the Corporation delivered to the Investor concurrently with the execution of this Agreement;

(kk)	“DRS” means Direct Registration System maintained by the transfer agent of the Corporation for the Common Shares;

(ll)	“DRS Advice” means a notification produced by the DRS evidencing ownership of the Common Shares;

(mm)	“Employee Plans” has the meaning ascribed thereto in Section 3.1(ooo);

(nn)	“Environmental Laws” means all Applicable Laws currently in existence relating in whole or in part to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances, including, without limitation, the Environment Quality Act (Québec) and the Canadian Environmental Protection Act;

(oo)	“Environmental Permits” includes all Orders, Permits, certificates, approvals, consents, registrations and licences issued by any authority of competent jurisdiction under any Environmental Law;

(pp)	“ERISA” has the meaning ascribed thereto in Section 3.1(ooo);

(qq)	“Existing Financial Indebtedness” means:

(i)	all indebtedness listed in the Corporation Interim Financial Statements;

(ii)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(iii)	the 3.0% net smelter royalty granted by the Corporation to Pallinghurst Graphite Limited pursuant to the royalty agreement dated August 28, 2020 as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020, and as amended on August 18, 2023; and

(iv)	the royalty and payments granted by the Corporation to the Municipality of Saint-Michel-des-Saints pursuant to the Entente de collaboration de partage des bénéfices relative au projet minier Matawinie (collaboration and benefit-sharing agreement related to the Matawinie Project) dated January 23, 2020 with the Municipality of Saint-Michel-des-Saints;

(rr)	“Existing Instrument” has the meaning ascribed thereto in Section 3.1(c);

(ss)	“FEOC” means a (A) Person who is a “foreign entity of concern,” as such term is defined in Section 30D of the Internal Revenue Code of 1986, as amended, or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states,” as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy;

(tt)	“FID” means the final decision of the Board to proceed with the design, engineering and construction of the Projects after the presentation of the final construction budget for the Projects and the securing of sufficient Available Capital necessary to fund such activities;

(uu)	“FID Equity Raise” means an offering of Common Shares or any securities convertible, exercisable or exchangeable, with or without consideration, into Common Shares by the Corporation as part of the Project Equity Financing, which includes the Tranche 2 Investment;

(vv)	“Financial Indebtedness” means any indebtedness for or in respect of:

(i)	moneys borrowed (and debit balances at banks or other financial institutions);

(ii)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(iii)	any amount raised pursuant to any note purchase facility or the issue of notes, debentures, loan stock or any similar instrument;

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis provided that the requirements for derecognition under IFRS are met);

(vi)	any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(vii)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not a member of the Corporation which liability would fall within one of the other paragraphs of this definition;

(viii)	any amount raised by the issue of redeemable shares which are classified as borrowings under IFRS;

(ix)	any amount of any liability under an advance or deferred purchase agreement, if (a) the primary reason behind entering into the agreement is to raise finance or (b) the agreement is in respect of the supply of assets or services and payment is due more than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(x)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under IFRS; and

(xi)	without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (i) to (x) above;

(ww)	“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf;

(xx)	“Future Offtake Contracts” means any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID;

(yy)	“GDPR” has the meaning ascribed thereto in Section 3.1(sss);

(zz)	“GM Transaction Resolution” means a resolution of the Shareholders approving the ability of the Investor to become a holder of in excess of 20% of the issued and outstanding Common Shares, and otherwise to be presented and conducted (including the exclusion from voting of Common Shares held by the Investor) in a manner and form required in order to support TSXV approval and any required authorizations from NYSE of the transactions contemplated by this Agreement;

(aaa)	“GM Transaction Shareholder Meeting” means a meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held to consider, in addition to any other matters that may be presented for consideration by the Shareholders, the GM Transaction Resolutions;

(bbb)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(ccc)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(ddd)	“Hazardous Materials” has the meaning ascribed thereto in Section 3.1(xx);

(eee)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and any interpretations thereof issued by the International Financial Reporting Interpretations Committee;

(fff)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(ggg)	“Indemnified Party” means, in the case of Losses for which indemnification is provided under Section 11.2, any of the Corporation Indemnified Parties, or in the case of Losses for which indemnification is provided under Section 11.1, any of the Investor Indemnified Parties;

(hhh)	“Indemnifying Party” means either the Corporation or the Investor, as applicable;

(iii)	“Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt);

(jjj)	“Intercompany Loan” means any loan provided by the Corporation to an Affiliate of the Corporation;

(kkk)	“Investment” has the meaning ascribed thereto in the recitals;

(lll)	“Investor Indemnified Parties” has the meaning ascribed thereto in Section 11.1(a);

(mmm)	“Investor Rights Agreement” means the investor rights agreement to be entered into between the Corporation and the Investor dated the date as of the Tranche 1 Closing Date in the form attached as Schedule E;

(nnn)	“IQ” means Investissement Québec, together with its successors and permitted assigns;

(ooo)	“IT Systems and Data” has the meaning ascribed thereto in Section 3.1(rrr);

(ppp)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(qqq)	“Loss” means any loss, liability, Claim, damage, cost, and expense whatsoever (including reasonable legal, consultant, expert, and other professional advisor fees and expenses), including any amounts paid in settlement of any investigation, Order, litigation, proceeding or Claim;

(rrr)	“Mason Transaction” means the acquisition by the Corporation of the Lac Guéret property and other related assets pursuant to the Asset Purchase Agreement dated January 21, 2024 between the Corporation and Mason Resources Inc.;

(sss)	“Matawinie Project” means the Matawinie graphite mine project located in Saint-Michel-des-Saints, Québec, Canada, approximately 150 kilometers north of Montréal, Québec and includes 235 mining claims covering 12,707 hectares;

(ttt)	“Material Adverse Effect” means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of the Corporation and the Subsidiaries taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Effect:

(i)	changes in the regulatory accounting requirements applicable to the Corporation or the Subsidiaries;

(ii)	changes in general economic or political conditions (whether international, national or local);

(iii)	changes (including changes of Applicable Laws) generally affecting the industry or industries in which the Corporation or the Subsidiaries operate;

(iv)	acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v)	shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the members of the Corporation or the Subsidiaries;

(vi)	the announcement or consummation of the transactions contemplated by this Agreement;

(vii)	any action taken (or omitted to be taken) at the express written request or with the express written consent of the Investor;

(viii)	any action taken by the Corporation or the Subsidiaries that is required pursuant to this Agreement; or

(ix)	any failure by the Corporation or the Subsidiaries to meet any internal or published projections or forecasts for any period (it being understood that the underlying cause of the failure, if any, to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Effect has occurred or could occur);

provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact the Corporation and the Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which the Corporation or the Subsidiaries operate;

(uuu)	“Material Contract” means each Contract that is material to the business, affairs or operations of the Corporation and the Subsidiaries;

(vvv)	“Maximum Ownership Limitation” has the meaning ascribed thereto in Section 2.2(a);

(www)	“Mining Rights” has the meaning ascribed thereto in Section 3.1(v);

(xxx)	“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(ggg);

(yyy)	“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, or the equivalent in the Reporting Jurisdictions;

(zzz)	“Notes” means the unsecured convertible notes issued by the Corporation on November 8, 2022 pursuant to the subscription agreements dated October 19, 2022 to Mitsui & Co., Ltd., IQ, and Pallinghurst Bond Limited, as amended and/or amended and restated from time to time;

(aaaa)	“NYSE” means the New York Stock Exchange;

(bbbb)	“OFAC” has the meaning ascribed thereto in Section 3.1(hhh);

(cccc)	“Offtake Agreement” means the Supply Agreement (Raw Materials) by and between the Corporation and the Investor dated the Tranche 1 Closing Date in the form attached as Schedule D;

(dddd)	“Operating Lease” means any leases which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are not treated as finance or capital leases;

(eeee)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(ffff)	“Ordinary Course”, when used in relation to the taking of any action by any Person, means that the action is consistent with the past practices of such Person, or its business, is taken in the ordinary course of normal day-to-day operations of such Person, or its business and is consistent with reasonable, industry standard actions by the Corporation including in furtherance of capital-raising activities of the Corporation;

(gggg)	“Participation Right Shares” has the meaning ascribed thereto in Section 2.2(a)3.1(ttt);

(hhhh)	“Permit” means any permit, license, approval, or other authorization required to be obtained by any Governmental Entity;

(iiii)	“Permitted Financial Indebtedness” means any one or more of the following:

(i)	any Existing Financial Indebtedness;

(ii)	any Financial Indebtedness incurred under the terms of the Notes;

(iii)	any Financial Indebtedness incurred under any Intercompany Loan;

(iv)	any Financial Indebtedness arising under Permitted Financial Leases;

(v)	any Financial Indebtedness incurred under the Future Offtake Contracts;

(vi)	any Financial Indebtedness incurred under the Project Debt Financing;

(vii)	any Financial Indebtedness incurred in connection with the development of the Lac Guéret property;

(viii)	any other Financial Indebtedness not included under (i) to (vii) above, the outstanding amount of which shall not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time; and

(ix)	any Financial Indebtedness incurred for hedging or similar purposes, provided that (i) hedging shall only be permitted in connection with currency or interest rate protection and not for speculative purposes, and (ii) the negative mark to market of which shall not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] at any time;

(jjjj)	“Permitted Financial Lease” means, except for all financial leases related directly or indirectly to the Projects, finance or capital leases (which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are treated as finance or capital leases) of equipment are permitted provided that the aggregate capital value of the equipment leased does not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time. For greater certainty, Operating Leases do not constitute Financial Indebtedness and are therefore permitted;

(kkkk)	“Permitted Liens” means, in respect of the Corporation and the Subsidiaries, any one or more of the following:

(i)	security for any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID;

(ii)	any encumbrance relating to a Permitted Financial Indebtedness, provided that the Corporation shall not be entitled pursuant to this clause (ii) to enter into any hypothec or similar security agreement with respect to [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(iii)	any netting or set-off arrangement entered into in the Ordinary Course of banking arrangements for the purpose of netting debt and credit balances with an Affiliate;

(iv)	any encumbrance relating to a Permitted Financial Lease or an Operating Lease provided that such encumbrance is limited to the property that is the subject of the Permitted Financial Lease or Operating Lease;

(v)	any encumbrance arising under any instalment sale or conditional sale (excluding arising under any finance or capital lease, or Operating Lease) in respect of goods supplied in the Ordinary Course and on the supplier’s standard or usual terms;

(vi)	any encumbrances made or incurred in the Ordinary Course of the Corporation or its Affiliate to secure (a) workers’ compensation, surety or appeal notes, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (b) the discharge of encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not impair the development, construction and operation of the Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(vii)	any development or similar agreement concerning real property entered into with a governmental body or public utility which does not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) materially detract from the value of such property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation, or otherwise have a Material Adverse Effect, provided the Corporation party to any such agreement is not in default thereunder in any material respect;

(viii)	any such minor defects as may be revealed by an up-to-date certificate of location, any registered or unregistered rights of way or servitude, or any encroachments, or any zoning by-laws or other municipal law restrictions as to the use of real property, provided the foregoing do not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(ix)	any security or deposits given to a public utility or any governmental body when required by such utility or governmental body pursuant to any Project Document, or in connection with the operations of the Corporation and in the Ordinary Course of the Corporation;

(x)	any encumbrance for Taxes, assessments or governmental charges or levies not at the time due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) does not and will not materially impair the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xi)	any encumbrance or charge incidental to construction or current operations (including carrier’s warehouseman’s, mechanics’, construction, builder’s, material men’s and repairmen’s liens) that have not at such time been published pursuant to Applicable Laws or which relate to obligations not due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) does not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xii)	good faith deposits made in the Ordinary Course to secure the performance of bids, tenders, Contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not materially impair the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiii)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any governmental body, provided such restrictions, exceptions, reservations, limitations, provisos and conditions (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiv)	an hypothec securing the Corporation’s obligations created under the royalty agreement dated August 28, 2020, granted by the Corporation to Pallinghurst Graphite International Limited under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Québec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

(xv)	hypothecs on the Bécancour Site securing the repayment of the balance of the sale price and the performance of all Corporation’s obligations in favour of the vendor, 154639 Canada Inc., created under the terms of the deed of sale executed before Mtre Jamie MALUS, Notary, on February 3, 2021 and registered at the Québec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), on the same date, under number 26 039 195;

(xvi)	154639 Canada Inc.’s resolutory right with respect to the Bécancour Site, created under the terms of the deed of sale above mentioned and registered at the Québec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), under number 26 039 195;

(xvii)	the right reserved to or vested in any governmental body by the terms of any lease, grant or Permit acquired by the Corporation by any statutory provision to terminate any such lease, grant or Permit, or to require annual or other payments as a condition to the continuance thereof; and

(xviii)	any other Liens not included under paragraphs (i) to (xvii) above, in an amount that could not result in an aggregate liability in excess of [REDACTED – COMMERCIALLY SENSITIVE INFORMATION],

provided, however (for the avoidance of doubt) that no Lien described above, other than in paragraphs (i), (ii), (iii) and (v), shall constitute a Permitted Lien if it was incurred in connection with the incurrence of any Permitted Financial Indebtedness;

(llll)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(mmmm)	“PFIC” has the meaning ascribed thereto in Section 3.1(ttt);

(nnnn)	“Policies” has the meaning ascribed thereto in Section 3.1(sss);

(oooo)	“Pre-Development Agreement” means the pre-development agreement dated March 26, 2019 with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw outlining the respective rights and interests of all parties thereto with respect to predevelopment activities;

(pppp)	“Premises” has the meaning ascribed thereto in Section 3.1(mmm);

(qqqq)	“Privacy Laws” has the meaning ascribed thereto in Section 3.1(sss);

(rrrr)	“Proceeds” has the meaning ascribed thereto in Section 2.3;

(ssss)	“Project Debt Financing” means one or more debt financings with any commercial bank, savings bank, treasury branch, export credit agency, government entity or agency or other lender in an aggregate amount necessary to cover, together with the Project Equity Financing, the costs associated with the Projects;

(tttt)	“Project Documents” means the material agreements, feasibility studies, Environmental Permits, authorizations and other material documents that are required for the completion of the Projects;

(uuuu)	“Project Equity Financing” means one or more equity financings in an aggregate amount necessary to cover, together with the Project Debt Financing, the costs associated with the Projects;

(vvvv)	“Projects” means, collectively, the Matawinie Project and the Bécancour Project;

(wwww)	“Purchased Securities” has the meaning ascribed thereto in Section 2.2(a);

(xxxx)	“Regulation M” has the meaning ascribed thereto in Section 3.1(uuu);

(yyyy)	“Reporting Jurisdictions” means each of the provinces of Canada;

(zzzz)	“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(aaaaa)	“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(bbbbb)	“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the U.K., the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(ccccc)	“Schedules” has the meaning ascribed thereto in Section 1.3;

(ddddd)	“Securities Laws” means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSXV and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

(eeeee)	“Shareholder” means a shareholder of the Corporation, for as long as they remain a shareholder of the Corporation, and any other Person who, from time to time, becomes a shareholder of the Corporation;

(fffff)	“Specified Matters” means any action, investigation, review, or inquiry involving the Corporation or its shareholders at any time prior to the Tranche 1 Closing Date or the Tranche 2 Closing Date, as the case may be, relating to foreign investment law matters, which for greater certainty includes (i) the receipt by the Corporation of any notice under the Investment Canada Act or any request for information in relation to any matter under review under Part IV.1 of the Investment Canada Act; and (ii) the receipt by the Corporation of any request for information from CFIUS pursuant to the United States Defense Production Act of 1950, as amended, and the implementing regulations thereof;

(ggggg)	“Subsidiaries” means the following subsidiaries of the Corporation: Nouveau Monde District Inc. and Nouveau Monde Europe Limited;

(hhhhh)	“Survival Date” has the meaning ascribed thereto in Section 11.5;

(iiiii)	“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

(jjjjj)	“Tax Act” means the Income Tax Act (Canada), as amended;

(kkkkk)	“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed under Applicable Laws in respect of Taxes;

(lllll)	“Technical Report” means the technical report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects”, effective as of July 6, 2022 and issued on August 10, 2022;

(mmmmm)	“Third Party” has the meaning ascribed thereto in Section 11.3(a);

(nnnnn)	“Third Party Claim” has the meaning ascribed thereto in Section 11.3(a);

(ooooo)	“Tranche 1 Closing” has the meaning ascribed thereto in Section 6.1;

(ppppp)	“Tranche 1 Closing Date” means the third Business Day following the satisfaction or waiver of all of the closing conditions set forth in Section 4.1 and Section 4.2 of this Agreement (excluding conditions that, by their terms, are to be satisfied at the Tranche 1 Closing), or such other date as may be mutually agreed by the Corporation and the Investor;

(qqqqq)	“Tranche 1 Closing Time” means 8:00 a.m. (Montréal time) on the Tranche 1 Closing Date, or such other time as may be mutually agreed by the Corporation and the Investor;

(rrrrr)	“Tranche 1 Investment” has the meaning ascribed thereto in the recitals;

(sssss)	“Tranche 1 Outside Date” means the date that is 30 days following the date hereof;

(ttttt)	“Tranche 1 Purchased Securities” has the meaning ascribed thereto in Section 2.1(a);

(uuuuu)	“Tranche 1 Subscription Price” has the meaning ascribed thereto in Section 2.1(a);

(vvvvv)	“Tranche 2 10% Reference Amount” the price per Common Share at which [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(wwwww)	“Tranche 2 15% Reference Amount” means [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(xxxxx)	“Tranche 2 Closing” has the meaning ascribed thereto in Section 8.1;

(yyyyy)	“Tranche 2 Closing Date” means the third Business Day following the satisfaction or waiver of all of the closing conditions set forth in Section 5.1 and Section 5.2 of this Agreement (excluding conditions that, by their terms, are to be satisfied at the Tranche 2 Closing), or such other date as may be mutually agreed by the Corporation and the Investor;

(zzzzz)	“Tranche 2 Closing Time” means 8:00 a.m. (Montréal time) on the Tranche 2 Closing Date, or such other time as may be mutually agreed by the Corporation and the Investor;

(aaaaaa)	“Tranche 2 Closing VWAP” means the 20-day VWAP measured as of the close of trading on the trading day immediately prior to the Tranche 2 Closing Date;

(bbbbbb)	“Tranche 2 Investment” has the meaning ascribed thereto in the recitals;

(cccccc)	“Tranche 2 Outside Date” means [REDACTED – COMMERCIALLY SENSITIVE INFORMATION]; provided that in the event the Offtake Agreement is not terminated on [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] , the Tranche 2 Outside Date shall automatically extend until the date the Offtake Agreement is terminated;

(dddddd)	“Tranche 2 Purchased Shares” has the meaning ascribed thereto in Section 2.2(a);

(eeeeee)	“Tranche 2 Share Price” means the price per Common Share, in U.S. dollars, determined as follows [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(ffffff)	“Tranche 2 Subscription Price” has the meaning ascribed thereto in Section 2.2(a);

(gggggg)	“Transfer Restrictions” means the transfer restrictions contained in Section 5.2 of the Investor Rights Agreement;

(hhhhhh)	“TSXV” means the TSX Venture Exchange;

(iiiiii)	“U.K.” means the United Kingdom of Great Britain and Northern Ireland;

(jjjjjj)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(kkkkkk)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(llllll)	“Validation Plan” means the timeline and action plan for the technical validation of products to be purchased by the Investor pursuant to the Offtake Agreement as agreed by the Corporation and the Investor, which shall include:

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(mmmmmm)	“VWAP” means the volume-weighted average trading price, in Canadian dollars, of the Common Shares for the applicable period on the TSXV. The VWAP shall be determined by dividing the aggregate sale price of all Common Shares sold on the TSXV over the applicable period by the total number of Common Shares so sold. The VWAP shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

(nnnnnn)	“Warrant Certificate” means the warrant certificate issued by the Corporation to the Investor, the form of which is attached as Schedule C;

(oooooo)	“Warrant Shares” means the Common Shares issuable upon the exercise of the Warrants; and

(pppppp)	“Warrants” means the 12,500,000 common share purchase warrants of the Corporation issued to the Investor, with each whole warrant being exercisable to purchase one (1) Common Share pursuant to the terms of the Warrant Certificate.

1.2	Interpretation

For the purposes of this Agreement:

(a)	words (including defined terms) using or importing the singular number include the plural and vice versa, words importing one gender only shall include all genders, and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise;

(b)	the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c)	all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d)	the phrases “to the knowledge of”, “to the best knowledge of”, or “of which they are aware”, or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by a party to this Agreement, means that such party has reviewed all records, documents and other information currently in their possession or under their control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e)	unless otherwise specified, all references in this Agreement to the symbol “$” are to the lawful money of the United States;

(f)	in the event that any value or amount to be calculated hereunder is expressed in U.S. dollars and must be calculated in Canadian dollars (and vice versa), such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the parties to this Agreement may otherwise mutually agree;

(g)	the use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively;

(h)	reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(i)	reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(j)	reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(k)	all references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified;

(l)	the phrases “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement; and

(m)	references to time are to the local time in Montréal, Québec.

1.3	Schedules

The following schedules attached to this Agreement (the “Schedules”) form part of this Agreement:

Schedule A	-	Accredited Investor Status Certificate

Schedule B	-	Registration Instructions

Schedule C	-	Warrant Certificate

Schedule D	-	Offtake Agreement

Schedule E	-	Investor Rights Agreement

Article 2
SUBSCRIPTION

2.1	Tranche 1 Subscription

(a)	Upon the terms and subject to the conditions set forth in this Agreement, at the Tranche 1 Closing Time, the Investor agrees to subscribe for and purchase from the Corporation 12,500,000 Common Shares and 12,500,000 Warrants (collectively, the “Tranche 1 Purchased Securities”) for aggregate consideration of US$25,000,000.00 (the “Tranche 1 Subscription Price”); provided that the price per Common Share paid by the Investor at the Tranche 1 Closing shall be no less favourable than the price payable by any other investors that are subscribing for Common Shares concurrently with the Tranche 1 Closing.

(b)	The Investor shall purchase the Tranche 1 Purchased Securities and pay the Tranche 1 Subscription Price at the Tranche 1 Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation.

(c)	At the Tranche 1 Closing Time, the Corporation shall cause to be issued and delivered to the Investor one or more share certificates or DRS Advices, as directed by or on behalf of the Investor, representing the Common Shares forming part of the Tranche 1 Purchased Securities.

(d)	Upon the terms and subject to the conditions set forth in this Agreement and the Warrant Certificate, at the Tranche 1 Closing Time, the Corporation shall issue the Warrants and deliver the Warrant Certificate to the Investor.

2.2	Tranche 2 Subscription

(a)	Upon the terms and subject to the conditions set forth in this Agreement, at the Tranche 2 Closing Time, the Investor agrees to subscribe for and purchase US$125,000,000.00 (the “Tranche 2 Subscription Price”) of Common Shares (the “Tranche 2 Purchased Shares”, and together with the Tranche 1 Purchased Securities, the “Purchased Securities”) at a price per Common Share equal to the Tranche 2 Share Price. Notwithstanding the foregoing, (i) if the Investor has exercised the Warrants or subscribed for Common Shares pursuant to the exercise of the Investor’s participation rights in accordance with the Investor Rights Agreement prior to the Tranche 2 Closing Time (“Participation Right Shares”), the Tranche 2 Subscription Price shall be reduced by the aggregate exercise price in respect of the Warrants and the aggregate subscription price for any Participation Right Shares, as applicable, such that, for the avoidance of doubt, in no event shall the aggregate of the Tranche 2 Subscription Price, the aggregate exercise price paid in connection with the exercise of the Warrants and the aggregate subscription price for any Participation Rights Shares exceed US$125,000,000.00 and (ii) to the extent the subscription by the Investor of the Tranche 2 Purchased Shares contemplated herein will result in the Investor owning, together with Common Shares already owned or controlled by the Investor as of the Tranche 2 Closing Time (including the Common Shares forming part of the Tranche 1 Purchased Securities), 25% or more of the issued and outstanding share capital of the Corporation, the Investor hereby agrees to subscribe for and purchase such number of Common Shares that would result in its ownership or control of 24.99% of the issued and outstanding share capital of the Corporation (the “Maximum Ownership Limitation”), and in each case this Agreement shall be deemed to be revised accordingly mutatis mutandis. In the event the Maximum Ownership Limitation applies, the Investor and the Corporation agree to negotiate in good faith with respect to an alternate means of providing the capital in respect of any shortfall.

(b)	At the Tranche 2 Closing Time, the Corporation shall cause to be issued and delivered to the Investor one or more share certificates or DRS Advices, as directed by or on behalf of the Investor, representing the Tranche 2 Purchased Shares.

2.3	Use of Proceeds

The proceeds of the Investment (the “Proceeds”) shall be used in accordance with the Budget to fund a portion of development expenses, working capital, financing costs and ramp-up of the initial phase of the Projects. The Corporation may not use any of the Proceeds to:

(a)	pay any dividends, effect any share buybacks or pay special bonuses;

(b)	repay any existing Financial Indebtedness of the Corporation, other than:

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(c)	fund the advancement of any assets of the Corporation other than the Projects.

Article 3
REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS AND AUTHORIZATIONS

3.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as of the date hereof (unless a different date is indicated, in which case the representation and warranty shall be as of such date) as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b)	the Corporation and each of the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. The Corporation and each of the Subsidiaries is qualified as a corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Corporation, directly or through Subsidiaries, free and clear of any Liens of any kind or nature. None of the outstanding shares in the capital of, or equity interest in, any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. The constitutive or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of Applicable Laws of its jurisdiction of incorporation or organization and are in full force and effect, up to date and in its possession;

(c)	neither the Corporation nor any of its Subsidiaries is in violation of its certificate of incorporation, by-laws or other constating documents, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, Contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Corporation’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchased Securities, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the certificate of incorporation, by-laws or other constating documents of the Corporation or any Subsidiary, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in Section 3.1(c) of the Disclosure Letter, no consent, approval, authorization or other Order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby;

(d)	the minute books of the Corporation and the Subsidiaries for the last three years are complete and accurate in all material respects, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or its Subsidiaries has been held or passed that has not been reflected in such minute books;

(e)	the entering into of this Agreement, the issuance of the Purchased Securities, and the exercise of the rights and performance of the obligations hereunder and thereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which the Corporation or any Subsidiary is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Effect;

(f)	the Corporation’s authorized share capital consists of an unlimited number of Common Shares, of which, as at the close of business on February 13, 2024, (i) 67,112,108 Common Shares are issued and outstanding, all of which have been validly issued as fully paid and non-assessable in compliance with all Applicable Laws and the constating documents of the Corporation, (ii) outstanding options under the Corporation’s stock option plan providing for the issuance of up to 4,897,548 Common Shares upon the exercise or settlement thereof, (iii) the Common Shares and Common Share purchase warrants issuable under the Notes, and (iv) an aggregate of 1,795,803 Common Shares reserved for issuance that will be issued at the maturity, conversion or redemption of the Notes in satisfaction of accrued interest thereon. There are no other options, convertible securities or other rights requiring, or which may require, whether or not subject to conditions, the issuance or sale by the Corporation or any of the Subsidiaries, including Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Corporation or any of the Subsidiaries;

(g)	the Corporation legally and beneficially, directly or indirectly, owns 100% of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person other than the Subsidiaries;

(h)	other than its holdings in Mason Resources Inc. pursuant to the Mason Transaction, the Corporation has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation;

(i)	except as disclosed in Section 3.1(i) of the Disclosure Letter, there is no agreement or document, including any Material Contract, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(j)	the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws except (i) as otherwise stated in the notes to such statements or, in the auditor’s report thereon, as the case may be and (ii) except that the Corporation Interim Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. The Corporation Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Corporation and the Subsidiaries for the periods covered thereby (subject, in the case of the Corporation Interim Financial Statements, to normal period-end adjustments). There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor its Subsidiaries have any debts, liabilities, or obligations except those (i) reflected on, or reserved against, in the Corporation Financial Statements; and (ii) liabilities that have arisen since the date of the Corporation Interim Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of Contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law;

(k)	the Corporation and each of the Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) on a proper and consistent basis in conformity with IFRS and to maintain accountability for assets; (iii) access to assets of the Corporation and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in National Instrument 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. As of the date hereof, neither the Corporation nor, to the knowledge of the Corporation, any representative of the Corporation has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Corporation has engaged in questionable accounting or auditing practices;

(l)	there are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Corporation Financial Statements;

(m)	the Corporation and the Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation’s most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation’s most recent audited fiscal year. Since the end of the Corporation’s most recent audited fiscal year up to the end of the Corporation’s most recent reported interim financial period, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses, in each case, in the Corporation’s design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(n)	since the filing of its most recent Corporation Interim Financial Statements, there has been no Material Adverse Effect and neither the Corporation nor the Subsidiaries has:

(i)	made, paid or declared any dividend or other distribution or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii)	entered into any material transaction, except in each case as disclosed in the Disclosure Documents, the Disclosure Letter, or elsewhere in this Agreement or in the Ordinary Course;

(iv)	sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien, (other than a Permitted Lien) on, any of its Assets and Properties, except in the Ordinary Course;

(v)	had a change in its application accounting methods, principles or practices or a revaluation of any of its assets; or

(vi)	had any material damage, destruction or Loss, whether or not covered by insurance, affect its Assets and Properties or business;

(o)	the Corporation has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023;

(p)	PricewaterhouseCoopers LLP, Chartered Professional Accountants, which has expressed its opinion with respect to the Corporation Annual Financial Statements, are independent auditors with respect to the Corporation as required under applicable Securities Laws. There has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and PricewaterhouseCoopers LLP;

(q)	no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Corporation or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiary;

(r)	the Corporation and each of the Subsidiaries have not stopped or suspended payment of any Existing Financial Indebtedness, become unable to pay any Existing Financial Indebtedness or otherwise become insolvent in any relevant jurisdiction, committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed, or a resolution passed, against any of them for winding up or for the appointment of a liquidator or provisional liquidator, have not made a voluntary assignment in bankruptcy, have not taken any proceedings (including the presentation of any petition or application or the making of an order) with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver, administrator or administrative receiver appointed for any of its business or assets (nor any notice given or filed for the appointment of any such person), have not had any monitor appointed or any moratorium sought or obtained in respect of it under any applicable insolvency legislation, have not had any voluntary arrangement been proposed or approved in respect of it under any applicable insolvency legislation and have not had any execution or distress become enforceable or become levied upon any of its business and assets. The Corporation has sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the “going concern” test under IFRS;

(s)	the Corporation and each of the Subsidiaries are, and, since January 1, 2022 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation and the Subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and neither the Corporation nor any of the Subsidiaries are, to the knowledge of the Corporation, is subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) with respect to, have been charged or to the knowledge of the Corporation threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Laws or a disqualification by a Governmental Entity;

(t)	no material labour dispute with current and former employees of the Corporation or any of the Subsidiaries (or with any trade union, works council, staff association or other body representing any of its or their employees) exists, or, to the knowledge of the Corporation, is imminent and, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation that would have a Material Adverse Effect;

(u)	each of the Corporation and the Subsidiaries holds, has the benefit of, and is in compliance with, all necessary and material licences, Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(v)	the Corporation and its Subsidiaries, taken as a whole (i) have or will obtain in the Ordinary Course, all necessary mining leases, claims, mineral tenures, surface rights, access rights and other necessary rights and interests relating to the Matawinie Project necessary or appropriate to authorize and enable the Corporation or the appropriate Subsidiary to access and carry on the material mineral exploration, development and commissioning activities and material mining activities as currently being undertaken or as planned at the Matawinie Project (collectively, “Mining Rights”), and (ii) are not in material default of such Mining Rights. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation’s interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and the Corporation and each Subsidiary has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith, except in respect of non-material Mining Rights that the Corporation or any of its Subsidiaries intends to abandon or relinquish, and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto are valid, subsisting and in good standing in the name of the Corporation or its Subsidiaries, as applicable. All mining claims and mining leases, as applicable, owned by the Corporation are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of state resource development of the land register. All other material Mining Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. There are no options or other participation interests or rights of preference relating to the Mining Rights and all Mining Rights have active status, except for the mining claims set out in Section 3.1(v) of the Disclosure Letter which are suspended awaiting partial conversion to a mining lease, and neither the Corporation nor any of its Subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mining Rights or any of them from any Governmental Entity, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mining Rights before any Governmental Entity;

(w)	the Corporation is the sole absolute legal and beneficial owner of its material assets, including real property leased or owned by the Corporation, with good and marketable title thereto, free and clear of all Liens, except for the Permitted Liens. All agreements and other documents and instruments under which the Corporation owns, leases, uses or operates its immovable and real property and assets are valid and subsisting agreements, documents or instruments in full force and effect and are enforceable in accordance with their terms. The Corporation has not committed any material breach or default or any breach that would have a Material Adverse Effect on any of the provisions of such agreements, documents or instruments, nor has any such breach been alleged. The Corporation’s real property and assets are in good standing under Applicable Laws. No material breach or material adverse breach has occurred under any lease, license, concession or agreement pursuant to which the Corporation obtains an interest in such real property (whether leased or owned) or assets; and all Taxes required to be paid in respect of such real property (whether leased or owned) and assets as of the date hereof have been paid, except where the failure to pay such Taxes would not have a Material Adverse Effect;

(x)	all exploration and development operations on the properties of the Corporation and the Subsidiaries have been conducted in all material respects in accordance with good exploration, development and engineering practices, and all Applicable Laws pertaining to workers’ compensation and health and safety have been complied with in all material respects;

(y)	other than as set forth in the Disclosure Documents and Section 3.1(y) of the Disclosure Letter, the Corporation or its Subsidiaries own, lease, control or otherwise have legal rights to all material Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or its Subsidiaries, as applicable, and subject to the nature and scope of the Matawinie Project, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(y) of the Disclosure Letter, no material commission, royalty, license fee or similar payment to any person with respect to the Mining Rights is payable, except which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All material Mining Rights in which the Corporation or its Subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all Applicable Laws and are valid and subsisting. The Corporation and its Subsidiaries have or expect to obtain in the Ordinary Course all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting the Corporation or its Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of the Corporation or its Subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or its Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(z)	the disclosure of the Mining Rights of the Corporation and the Subsidiaries as reflected in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, constitutes an accurate description, in all material respects, of all material Mining Rights, held by the Corporation and the Subsidiaries, and the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(aa)	other than as disclosed in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, the Corporation does not know of any:

(i)	Claim or the basis for any Claim by any First Nation, local community or any other Person, including a Claim with respect to any First Nation’s asserted or established rights or local community rights, with respect to the Assets and Properties of the Corporation and any of its Subsidiaries, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Matawinie Project and the Bécancour Project;

(ii)	treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted against the Matawinie Project and the Bécancour Project, and no dispute between the Corporation or any of its Subsidiaries and any local community or First Nation exists or, to the knowledge of the Corporation, is threatened or imminent with respect to any of the Corporation’s or any such Subsidiary’s properties or activities;

(bb)	other than the Pre-Development Agreement and the Collaboration Agreement and ongoing discussions regarding a potential impacts and benefits agreement with the Council of the Atikamekw Nation and of the Manawan Atikamekw Council, the Corporation or its Subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, financial compensation or more generally to provide any advantages or undertake any commitments, with respect to the Matawinie Project and the Bécancour Project at any stage of development, nor has the Corporation or its Subsidiaries engaged in discussions, negotiations or communications of any nature with any First Nation or local community regarding the foregoing;

(cc)	to the knowledge of the Corporation, the Material Contracts are in good standing in all material respects and in full force and effect as valid and binding agreements. None of the Corporation, any of the Subsidiaries, nor, to the knowledge of the Corporation, any other party thereto is in material default, violation or breach of any Material Contract, and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default or breach under any Material Contract which would give rise to a right of termination on the party of any other party to a Material Contract. No counterparty to any Material Contract has given written notice of its intention to terminate, or has sought to repudiate or disclaim, any Material Contract;

(dd)	the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU” and NYSE under the symbol “NMG”, and no Order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Securities (including the Common Shares underlying the Warrants) or the trading of any of the Corporation’s issued securities has been issued and, to the knowledge of the Corporation, no proceedings for such purpose have been threatened or are pending. Neither the Corporation nor its Subsidiaries have received notice of any Claim, inquiry, review or investigation (formal or informal) of the Corporation or its Subsidiaries by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSXV or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable Securities Laws;

(ee)	the Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV or NYSE and the Corporation is currently in compliance, in all material respects, with the rules and policies of the TSXV and NYSE;

(ff)	all Taxes due and payable by the Corporation and the Subsidiaries have been paid in the Ordinary Course. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns are complete and accurate in all material respects. To the knowledge of the Corporation, no audit or examination of any Tax Return of the Corporation or any of the Subsidiaries is currently in progress or threatened and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or such Subsidiary does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction; and

(gg)	each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(hh)	the Corporation is a “reporting issuer” under applicable Securities Laws in the Reporting Jurisdictions and is not (or will not be, as the case may be) included in a list of defaulting reporting issuers maintained by the applicable securities regulatory authorities or regulators in the Reporting Jurisdictions;

(ii)	the Corporation is in compliance with its timely and continuous disclosure obligations under Securities Laws in the Reporting Jurisdictions and the policies, rules and regulations of the TSXV and NYSE, and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and the Subsidiaries, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws of the Reporting Jurisdictions and the policies, rules and regulations of the TSXV and NYSE, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Corporation were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements or omit to state a material fact required to be stated therein or necessary to make the statements therein and the Corporation has not filed any confidential material change reports which remain confidential. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any Reporting Jurisdictions;

(jj)	with respect to forward-looking information contained in the Disclosure Documents:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information;

(iii)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(kk)	TSX Trust Company is duly appointed as the registrar and transfer agent of the Common Shares in Canada and American Stock Transfer & Trust Co LLC has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States;

(ll)	the Technical Report was in compliance in all material respects with the requirements of National Instrument 43-101 at the time of filing thereof, and the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Matawinie Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(mm)	the Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided and there have been no material changes since the date of delivery or preparation thereof;

(nn)	the Corporation is in compliance in all material respects with the provisions of National Instrument 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under National Instrument 43-101;

(oo)	all scientific and technical information derived from the Technical Report, the mineral resource and mineral reserve estimates or otherwise requiring review by a “qualified person” under National Instrument 43-101 set forth in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023 has been reviewed by a “qualified person” as required under National Instrument 43-101 and has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101;

(pp)	the Corporation has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Matawinie Project contained in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023 are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Matawinie Project, as summarized in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, are not commercially achievable by the Corporation;

(qq)	the Corporation believes that the Technical Report reasonably presents the projected capital and operating costs and projected production and operating results of the Bécancour Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(rr)	the Corporation has no reason to believe that the assumptions underlying the projected capital and operating costs and production and operating results associated with the Bécancour Project contained in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023 are not reasonable and appropriate, subject to changes in the scope of the Bécancour Project under the Offtake Agreement and other similar agreements and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Bécancour Project, as summarized in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, are not commercially achievable by the Corporation, subject to changes in the scope of the Bécancour Project under the Offtake Agreement and other similar agreements;

(ss)	except as disclosed in Section 3.1(ss) of the Disclosure Letter, the Corporation and each Subsidiary has, collectively, obtained or possess all material Permits required by Applicable Law and/or expects to receive all renewals for material Permits, including all material Environmental Permits, to own, lease, and operate its Assets and Properties and to conduct the business as currently conducted by the Corporation and the Subsidiaries or proposed to be conducted by the Corporation and the Subsidiaries in connection with the proposed construction and development of the Projects set forth in Section 3.1(ss) of the Disclosure Letter. Section 3.1(ss) of the Disclosure Letter sets forth a correct list of: (i) all material Permits held by the Corporation and the Subsidiaries; and (ii) all Permits required to be obtained or maintained by the Corporation to satisfy the condition precedent in Section 5.1(f) of this Agreement. All such Permits are or will be, as applicable, in full force and effect, and the Corporation and its Subsidiaries have performed or will perform, as applicable, all of its and their obligations under and are or will be, as applicable, other than as disclosed in Section 3.1(ss) of the Disclosure Letter, and have been, in material compliance with all such Permits. The Corporation and its Subsidiaries are not in violation of, or in material default under, any of the Permits and the Corporation and its Subsidiaries have not received any written or, to its and their knowledge, oral notice from any Governmental Entity (i) indicating or alleging that the Corporation or its Subsidiaries do not possess any material Permit required to own, lease, and operate its properties and assets or to conduct the business as currently conducted or (ii) threatening or seeking to withdraw, revoke, terminate, or suspend any of its or their material Permits. None of the Corporation nor its Subsidiaries’ Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(tt)	except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and the Subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used in the conduct of the business thereof (the “Intellectual Property”), free and clear of any Liens of any kind or nature. The Corporation and the Subsidiaries have taken reasonable measures to protect and maintain the Intellectual Property, including, without limitation, by securing the registration of Intellectual Property (as appropriate or as required by contractual obligations if applicable) and by paying all registration and renewal fees for Intellectual Property which are registered or applied for in the name of the Corporation and/or any Subsidiary. Neither the execution, delivery, or performance of this Agreement and the Ancillary Agreements nor the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Intellectual Property owned by the Corporation and its Subsidiaries; (ii) a breach of any Material Contract related to Intellectual Property; (iii) the release, disclosure, or delivery of any Intellectual Property owned by the Corporation and its Subsidiaries, by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Intellectual Property owned by the Corporation and its Subsidiaries;

(uu)	the Corporation and its Subsidiaries take and have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by the Corporation and its Subsidiaries and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or its Subsidiaries have disclosed any such confidential Intellectual Property to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information;

(vv)	all Persons who have contributed, developed or conceived any Intellectual Property owned by the Corporation and its Subsidiaries have done so pursuant to a valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and its Subsidiaries and grants the Corporation and its Subsidiaries exclusive ownership of the Person’s contribution, development or conception;

(ww)	neither the Corporation nor any of the Subsidiaries has received any notice nor does the Corporation or any of the Subsidiaries have knowledge of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein and which infringement or conflict (if subject to an unfavourable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect;

(xx)	(i) each of the Corporation and the Subsidiaries, their respective Assets and Properties and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been and are in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor the Subsidiaries are in material violation of, or have received a written complaint or notice alleging the Corporation’s or any of the Subsidiaries’ violation or non-compliance with, or liability under, any Environmental Laws or any regulation relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”); (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and regulations relating to Hazardous Materials; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an Order for clean up or remediation, or a Claim by any private party or Governmental Entity, against or affecting the Corporation or the Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries and all Environmental Permits held by the Corporation and the Subsidiaries are in full force and effect;

(yy)	in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation’s attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(zz)	except as set forth in Section 3.1(zz) of the Disclosure Letter, none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or the Subsidiaries that materially affects, is material to or will materially affect the Corporation or any of the Subsidiaries;

(aaa)	the issue of the Purchased Securities and the Warrant Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject, which has not expired or for which a waiver has not been obtained;

(bbb)	other than fees to be paid to the Corporation’s financial advisors in connection with the advisory services rendered by them in connection with the transactions contemplated by this Agreement and the Ancillary Agreements as disclosed in Section 3.1(bbb) of the Disclosure Letter, there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement and the Ancillary Agreements;

(ccc)	the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act;

(ddd)	neither the Corporation nor any Subsidiary has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any other person;

(eee)	the Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Contract; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Corporation and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation and the Subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Corporation nor its Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(fff)	to the knowledge of the Corporation, neither the Corporation nor any of the Subsidiaries nor any director, officer, or employee of the Corporation or any of the Subsidiaries, nor any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic Government Official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the Anti-Corruption Laws; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation’s Affiliates have conducted their respective businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(ggg)	the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(hhh)	neither the Corporation, the Subsidiaries, directors, officers, or employees, nor, to the knowledge of the Corporation, after reasonable inquiry, any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries is currently the subject or the target of any U.S. Sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant Governmental Entity (collectively, “Sanctions”); nor is the Corporation or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, Russia and Syria; and the Corporation will not directly or indirectly use the Proceeds, or lend, contribute or otherwise make available such proceeds to any Subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Corporation and the Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country;

(iii)	the Purchased Securities as described in this Agreement have been, or prior to the applicable Closing will be, duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid Common Shares;

(jjj)	the Warrant Shares, upon the due exercise of the Warrants will be, duly authorized, created and reserved for issuance, validly issued and fully paid Common Shares;

(kkk)	the form of the Warrant Certificate of which is attached as Schedule C has been duly approved by the Corporation and complies with applicable corporate laws and Securities Laws, including the rules and policies of the TSXV and the NYSE;

(lll)	the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Purchased Securities and the Warrant Shares. The Corporation has obtained or will obtain prior to the applicable Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Securities as herein contemplated, including the approval of the TSXV and any required authorizations from NYSE;

(mmm)	with respect to each premises of the Corporation and the Subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation and/or its Subsidiaries occupy as tenant (the “Premises”), the Corporation and/or such Subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation and/or such Subsidiaries occupy the Premises is in good standing and in full force and effect;

(nnn)	the Corporation and the Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and the Subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its Subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Corporation or its Subsidiaries and the Corporation and the Subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its Subsidiaries carry on business or have employees;

(ooo)	neither the Corporation nor any of its Subsidiaries sponsors or maintains or has any obligation to make contributions to any “pension plan” (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Each plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(ppp)	each of the Corporation and the Subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Corporation and the Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Neither the Corporation nor the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(qqq)	the Corporation is an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act;

(rrr)	there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries’ information technology assets and equipment, computer systems, networks, hardware, software, websites, applications, and databases (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them)or technology (collectively, “IT Systems and Data”) and (i) the IT Systems and Data are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted and, to the best of the Corporation’s and its Subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Corporation and the Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data (including all personal, personally identifiable, sensitive, confidential or regulated data); (iii) the Corporation and each of the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (iv) the Corporation and each of the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, Orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; and (v) the Corporation and each of the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(sss)	the Corporation and each of the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including the Act Respecting the Protection of Personal Information in the Private Sector (Québec) and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679), to the extent the GDPR applies to the Corporation (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (the “Policies”). The Corporation and each of the Subsidiaries have at all material times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(ttt)	the Corporation believes that it was a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended for its tax year ended December 31, 2023, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years;

(uuu)	neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(vvv)	the Corporation is not, and will not be, either after receipt of payment for the Tranche 1 Purchased Securities or the Tranche 2 Purchased Shares, or after the application of the proceeds therefrom, required to register as an “investment company” under the United States Investment Company Act of 1940, as amended;

(www)	there are no business relationships or related-party transactions involving the Corporation or any of its Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(xxx)	none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(yyy)	the Corporation and its Subsidiaries have to their knowledge provided truthful and materially complete information to CFIUS and Canadian Governmental Entities with respect to inquiries or requests that the Corporation or its Subsidiaries have received, including all Specified Matters;

(zzz)	none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. Other than the Notes, the Warrants, or as set out in Section 3.1(zzz) of the Disclosure Letter, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of its Subsidiaries;

(aaaa)	to the Corporation’s knowledge, there are no undisclosed facts or circumstances reasonably likely to constitute a Material Adverse Effect; and

(bbbb)	as of the date of this Agreement, neither the Corporation nor any of its Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation, (ii) acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any person or that person’s affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of its Subsidiaries, pursuant to which such person would own any of the consolidated assets, net revenues or net income of the Corporation and its Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation, in all cases of clauses (i)-(vi), where such transaction is to be entered into with any FEOC.

3.2           Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as of the date hereof (unless a different date is indicated, in which case the representation and warrantee shall be as of such date) as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by the Investor and constitute legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement, undertaking, or Applicable Laws to which the Investor is subject;

(b)	the Investor has been duly incorporated and is validly existing as a limited liability company under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute and deliver the Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)	the Investor is purchasing the Purchased Securities as principal for its own account, not for the benefit of any other Person, for investment only and not with a view to the resale or distribution of all or any of the Purchased Securities or the Warrant Shares, and it is an institutional “accredited investor” that meets the requirements set forth in Rule 501(a)1, 2, 3, 7, 8, 9, 12 or 13 of Regulation D under the U.S. Securities Act and has concurrently executed and delivered an Accredited Investor Status Certificate;

(d)	the Investor is not a “bad actor” within the meaning of Rule 506(d) promulgated under the U.S. Securities Act;

(e)	neither the Investor nor any of its Affiliates owns or controls, directly or indirectly any Common Shares; and

(f)	the Investor has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, registration statement, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Purchased Securities.

3.3           Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a)	no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Securities;

(b)	the Purchased Securities and the Warrant Shares will be subject to a restricted period on resale prescribed by Section 2.5 of National Instrument 45-102 – Resale of Securities;

(c)	the certificate(s) or DRS Advice(s) representing the Common Shares forming part of the Tranche 1 Purchased Securities and the Tranche 2 Purchased Shares, when issued, will bear or be bound by, a legend substantially in the form set out in the Accredited Investor Status Certificate, as well as any other legends prescribed by applicable Securities Laws and the policies of the TSXV and NYSE; and

(d)	the Warrants, when issued, will bear or be bound by, a legend substantially in the form set out in the Warrant Certificate, as well as any other legends prescribed by applicable Securities Laws and the policies of the TSXV and NYSE.

Article 4
CONDITIONS precedent to Tranche 1 CLOSING

4.1           Investor’s Conditions Precedent to Tranche 1 Closing

The Investor’s obligation under this Agreement to purchase the Tranche 1 Purchased Securities, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a)	(i) the representations and warranties of the Corporation contained in Sections 3.1(a), 3.1(b), and 3.1(g) of this Agreement shall be true and correct in all respects as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects) as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b)	the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 1 Closing;

(c)	no Material Adverse Effect shall have occurred;

(d)	the Investor shall have received a certificate from a senior officer of the Corporation (on the Corporation’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a), 4.1(b), and 4.1(c);

(e)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(f)	the Common Shares shall continue to be listed for trading on the TSXV and the NYSE as at the Tranche 1 Closing;

(g)	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(h)	all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws;

(i)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Tranche 1 Purchased Securities as herein contemplated, including any required approval of the TSXV and any required authorization of the NYSE and any required approval by the Shareholders; and

(j)	the Investor shall have received the closing deliveries set forth in Section 6.2.

If any of the foregoing conditions has not been fulfilled by the Tranche 1 Outside Date, the Investor may elect not to complete the Tranche 1 Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2           Corporation’s Conditions Precedent to Tranche 1 Closing

The Corporation’s obligation under this Agreement to issue and sell the Tranche 1 Purchased Securities, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a)	the representations and warranties of the Investor contained in Section 3.2(a) of this Agreement shall be true and correct in all respects as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)	the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 1 Closing;

(c)	the Corporation shall have received a certificate from an officer of the Investor (on the Investor’s behalf and without personal liability), in form and substance satisfactory to the Corporation, acting reasonably, confirming the conditions referred to in Sections 4.2(a) and 4.2(b);

(d)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(e)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Tranche 1 Purchased Securities as herein contemplated, including any required approval of the TSXV, any required authorization of the NYSE and any required approval by the Shareholders; and

(f)	the Corporation shall have received the closing deliveries set forth in Section 6.3.

If any of the foregoing conditions has not been fulfilled by the Tranche 1 Outside Date, the Corporation may elect not to complete the Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

Article 5
CONDITIONS precedent to Tranche 2 CLOSING

5.1           Investor’s Conditions Precedent to Tranche 2 Closing

The Investor’s obligation under this Agreement to purchase the Tranche 2 Purchased Shares, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a)	(i) the representations and warranties of the Corporation contained in Sections 3.1(a), 3.1(b), and 3.1(g) of this Agreement shall be true and correct in all respects as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects) as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b)	(i) the Investor Rights Agreement and the Offtake Agreement shall remain in full force and effect and (ii) the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 2 Closing;

(c)	no Material Adverse Effect shall have occurred;

(d)	the Investor shall have received a certificate from a senior officer of the Corporation (on the Corporation’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 5.1(a), 5.1(b), and (c);

(e)	the Corporation shall have delivered the Approved Feasibility Study to the Investor;

(f)	the Corporation shall have delivered to the Investor a certificate of the Corporation confirming that (i) the Corporation shall have obtained all Permits then required at FID to commence with the construction and development of the Projects as set forth in the Approved Feasibility Study and listed in Schedule 3.1(ss) of the Disclosure Letter and has complied with the requirements of all such Permits; and (ii) the Corporation has no reason to believe it will not be able to satisfy all requirements under such Permits in connection with the construction and operation of the Projects in accordance with the Approved Feasibility Study;

(g)	the Corporation shall have entered into the Construction and Development Agreements with contractors reasonably satisfactory to the Consulting Firm and the “Notice to Proceed” (as defined in the Construction and Development Agreements) shall have been issued pursuant to the Construction and Development Agreements without any material conditions (other than the achievement of FID);

(h)	the Corporation shall have secured sufficient Available Capital to fund all capital costs and commissioning costs of the Matawinie Project as contemplated in the Approved Feasibility Study to complete construction of the Matawinie Project, all conditions precedent relating to such Available Capital shall have been satisfied or waived, and the Corporation shall have delivered to Investor a certificate from the chief financial officer of the Corporation certifying that it has secured all such Available Capital (the “Available Capital Notice”);

(i)	the Board shall have made a FID following the consideration of all necessary information, including the Approved Feasibility Study;

(j)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(k)	the Common Shares shall continue to be listed for trading on the TSXV and the NYSE as at the Closing;

(l)	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(m)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Tranche 2 Purchased Shares as herein contemplated, including any required approval of the TSXV, any required authorization of the NYSE and any required approval by the Shareholders;

(n)	all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws;

(o)	the completion of the Bécancour FEL 3;

(p)	the Corporation and the Investor shall have agreed to the Validation Plan and all deliverables thereunder shall have been completed;

(q)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]; and

(r)	the Investor shall have received the closing deliveries set forth in Section 8.2.

If any of the foregoing conditions has not been fulfilled by the Tranche 2 Outside Date, the Investor may elect not to complete the Tranche 2 Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

5.2           Corporation’s Conditions Precedent to Tranche 2 Closing

The Corporation’s obligation under this Agreement to issue and sell the Tranche 2 Purchased Shares, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a)	the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)	the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 2 Closing;

(c)	the Corporation shall have received a certificate from an officer of the Investor (on the Investor’s behalf and without personal liability), in form and substance satisfactory to the Corporation, acting reasonably, confirming the conditions referred to in Sections 5.2(a) and 5.2(b);

(d)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(e)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Tranche 2 Purchased Shares as herein contemplated, including any required approval of the TSXV, any required authorization of the NYSE and any required approval by the Shareholders; and

(f)	the Corporation shall have received the closing deliveries set forth in Section 8.3.

If any of the foregoing conditions has not been fulfilled by the Tranche 2 Outside Date, the Corporation may elect not to complete the Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

Article 6
Tranche 1 cLOSING

6.1           Time and Place of Tranche 1 Closing

The closing of the subscription and issuance of the Tranche 1 Purchased Securities (the “Tranche 1 Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Tranche 1 Closing Time, or at such other place, date or time as agreed upon by the Investor and the Corporation.

6.2           Corporation’s Tranche 1 Closing Deliveries

At or prior to the Tranche 1 Closing Time, the Corporation shall deliver to the Investor the following:

(a)	the Offtake Agreement duly executed by the Corporation;

(b)	the Investor Rights Agreement duly executed by the Corporation;

(c)	the Warrant Certificate duly executed by the Corporation;

(d)	one or more share certificates or DRS Advices evidencing the Common Shares forming part of the Tranche 1 Purchased Securities and registered in accordance with the registration instructions set forth in Schedule B hereto, or as may be otherwise subsequently directed by or on behalf of the Investor in writing;

(e)	a certificate of compliance of the Corporation dated within two Business Days prior to the Tranche 1 Closing issued pursuant to the Canada Business Corporations Act;

(f)	a certificate dated the date of Tranche 1 Closing addressed to the Investor and signed by a senior officer of the Corporation (in each case without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), certifying with respect to:

(i)	the currently effective constating documents of the Corporation;

(ii)	the necessary corporate approvals of the Corporation for the offering of the Tranche 1 Purchased Securities and the issuance of the Warrant Shares; and

(iii)	an incumbency and signatures of signing persons of authority and officers of the Corporation;

(g)	a corporate law and securities law opinion from the Corporation’s legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the distribution of the Tranche 1 Purchased Securities, an exemption to the registration requirements under Securities Laws and other related matters;

(h)	evidence of any required approval of the TSXV and any required authorization of the NYSE with respect to the sale and the listing of the Tranche 1 Purchased Securities as herein contemplated; and

(i)	such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

6.3           Investor’s Tranche 1 Closing Deliveries.

At or prior to the Tranche 1 Closing Time, the Investor shall deliver to the Corporation, the following::

(a)	the Offtake Agreement duly executed by the Investor;

(b)	the Investor Rights Agreement duly executed by the Investor;

(c)	a duly completed Accredited Investor Status Certificate and completed registration details as set forth in Schedule B;

(d)	the Tranche 1 Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation no fewer than three Business Days prior to the Closing; and

(e)	such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

Article 7
Tranche 1 cOVENANTS

7.1	Actions to Satisfy Tranche 1 Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 4.

7.2	Consents, Approvals and Authorizations

(a)	The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to the Tranche 1 Investment. If required by Securities Laws or reasonably requested by the Corporation, the Investor will use commercially reasonable efforts to execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Tranche 1 Purchased Securities.

(b)	The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSXV or the NYSE if required in connection with the Tranche 1 Investment. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c)	Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSXV and the NYSE. If the approval or authorization of either of the TSXV or the NYSE is “conditional approval” subject to the making of customary deliveries to the TSXV or the NYSE after the Tranche 1 Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSXV or the authorization from the NYSE, as applicable.

(d)	Without limiting the generality of the foregoing, each of the Corporation and the Investor shall use its reasonable best efforts to (i) promptly file, or cause to be filed, any notification required to be made to any Governmental Entity pursuant to the applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated hereby; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such Governmental Entity; and (iii) take all commercially reasonable steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the transactions contemplated hereby. Each of the Corporation and Investor (i) shall cooperate with the other party in connection with any filing or submission made pursuant to this section and keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity regarding any filings contemplated hereby, (ii) provide the other party notice and an opportunity to participate in any oral communications with such Governmental Entity to the extent not prohibited by that Governmental Entity, and (iii) provide the other party the opportunity to review and comment on any substantive communications with such Governmental Entity and consider the other party’s comments reasonably and in good faith.

(e)	The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the Tranche 1 Investment, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

7.3	Ordinary Course of Business

(a)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Tranche 1 Closing Time and the termination of this Agreement, the Corporation and its Subsidiaries shall conduct its business in the Ordinary Course in material compliance with Applicable Laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of its Permits, and preserve the rights, goodwill and relationships of counterparties of Material Contracts. Without limiting the foregoing, the Corporation covenants and agrees with the Investor the Corporation will not, from the date hereof and ending on the earlier of the Tranche 1 Closing Time and the termination of this Agreement, except with the prior written consent of the Investor, or as set forth in Section 7.3(a) of the Disclosure Letter:

(i)	split, combine or reclassify any of the outstanding Common Shares;

(ii)	redeem, purchase or offer to purchase any Common Shares or convertible notes (excluding the Notes);

(iii)	amalgamate, merge or consolidate with any other Person;

(iv)	perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the Tranche 1 Investment (which for greater certainty does not include a Change of Control);

(v)	make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its Subsidiaries (other than in the Ordinary Course); or

(vi)	agree or commit to do any of the foregoing.

7.4	Access to Information

Until the earlier of the Tranche 1 Closing Time and the termination of this Agreement, the Corporation shall:

(a)	provide the Investor, its designees and its representatives with reasonable access, upon reasonable notice during normal business hours, to the Corporation’s and its Subsidiaries’ books and records and executive management so that the Investor may conduct reasonable inspections, investigations and audits relating to the Corporation and its Subsidiaries, including as to the internal accounting controls and operations of the Corporation and its Subsidiaries;

(b)	deliver to the Investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any Governmental Entity or any Claim or filing involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

(c)	for the year ended December 31, 2023 and subsequent reporting periods, deliver to the Investor, as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of the Corporation’s quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of the Corporation’s annually publicly issued financial statements with respect to such fiscal year to U.S. GAAP, if it was reasonably determined by the Investor that this information is necessary for the Investor’s financial reporting, accounting or tax purposes; and

(d)	deliver to the Investor, as promptly as practicable, such information and documentation relating to the Corporation and its Affiliates as the Investor may reasonably request from the Corporation from time to time for purposes of complying with the Investor’s U.S. tax reporting obligations with respect to its ownership of the Corporation.

7.5	Notice

Until the earlier of the Tranche 1 Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Tranche 1 Closing Time; or

(b)	result in the failure of the Corporation comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

7.6	Anti-bribery and Corruption Compliance

Until the earlier of the Tranche 1 Closing Time and the termination of this Agreement:

(a)	the Corporation shall cause its employees, directors, officers, and to the best of its ability, any person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(b)	neither the Corporation, the Subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of the Corporation, or any person acting on its behalf shall:

(i)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other person to use their influence with any Governmental Entity or any government-owned person to effect or influence any act or decision of such Governmental Entity or government-owned person; and

(ii)	accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws.

(c)	the Corporation shall (and shall cause its Subsidiaries to) maintain policies, procedures and internal controls reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to any third parties or Persons (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Corruption Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Anti-Corruption Laws.

7.7	Trade and Sanctions Compliance

Until the earlier of the Tranche 1 Closing Time and the termination of this Agreement:

(a)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any person acting on its or their behalf to comply with all applicable Sanctions;

(b)	neither the Corporation, the Investor, nor any of their respective subsidiaries, directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the knowledge of the Corporation or the Investor, as applicable, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(c)	the Corporation shall as soon as practicable and no later than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], institute and maintain a risk-based compliance program commensurate with a company of the Corporation’s size and stage of development to ensure compliance with Sanctions by itself, its Subsidiaries and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. Within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Sanctions. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Sanctions; and

(d)	the Corporation shall not, and shall cause its Subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory.

This Section 7.7 shall not be interpreted or applied in relation to the Corporation to the extent that the representations made under this Section 7.7 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

7.8	Compliance with Money Laundering Laws

Until the earlier of the Tranche 1 Closing Time and the termination of this Agreement:

(a)	the Corporation shall cause its employees, directors, officers, and to the best of its ability any person acting on its behalf to comply with all applicable Money Laundering Laws; and

(b)	the Corporation shall as soon as practicable and no later than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], institute and maintain policies and procedures commensurate with a company of the Corporation’s size and stage of development designed to ensure compliance with any applicable Money Laundering Laws by itself, its Subsidiaries and each of their respective directors, officers, and employees. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Money Laundering Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Money Laundering Laws.

7.9	Foreign Investment Review

Until the earlier of the Tranche 1 Closing Time and the termination of this Agreement:

(a)	prior to making, or accepting, any ownership investment after the date hereof, the Corporation shall, as applicable under the relevant laws and regulations, and unless the Investor has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion regarding the status of the investment under the national security review provisions of the Investment Canada Act;

(b)	notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Corporation and its Subsidiaries agree to cooperate with any inquiry by CFIUS or Canadian Governmental Authorities, with respect to the Corporation’s business (or that of its Subsidiaries) or any past or new investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by CFIUS or Canadian Governmental Authorities, after due discussion with CFIUS or Canadian Governmental Authorities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, the Corporation and its Subsidiaries shall take any and all actions to comply with any valid Order, writ, judgment, ruling, assessment, injunction, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with CFIUS or any Canadian Governmental Entity with respect to any such investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake;

(c)	the Corporation and its Subsidiaries shall promptly inform the Investor of any such inquiry, and keep Investor reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving the Corporation or its Subsidiaries relating to any developments in any regulatory process resulting from such inquiry;

(d)	as applicable under relevant law, the Corporation and its Subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by CFIUS or the President of the United States, or the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a Material Adverse Effect on the Corporation or its Subsidiaries;

(e)	the Corporation and its Subsidiaries shall provide, to the best of its and their knowledge, truthful and materially complete information to CFIUS and Canadian Governmental Authorities with respect to inquiries or requests that the Corporation or its Subsidiaries have received or may receive, as applicable; and

(f)	the Corporation and its Subsidiaries shall promptly advise the Investor of the receipt of any communication from CFIUS or a Canadian Governmental Entity relating to the Investor, shall consult with the Investor prior to communicating with CFIUS or a Canadian Governmental Entity relating to the Investor, and shall obtain the Investor’s consent before providing any information specifically related to the Investor to CFIUS or a Canadian Governmental Entity.

Article 8
Tranche 2 cLOSING

8.1           Time and Place of Tranche 2 Closing

The closing of the subscription and issuance of the Tranche 2 Purchased Shares (the “Tranche 2 Closing”, together with the Tranche 1 Closing, the “Closings”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Tranche 2 Closing Time, or at such other place, date or time as agreed upon by the Investor and the Corporation.

8.2           Corporation’s Tranche 2 Closing Deliveries

At or prior to the Tranche 2 Closing Time, the Corporation shall deliver to the Investor the following:

(a)	one or more share certificates or DRS Advices evidencing the Tranche 2 Purchased Shares registered in accordance with the registration instructions set forth in Schedule B hereto, or as may be otherwise subsequently directed by or on behalf of the Investor in writing;

(b)	a certificate of compliance of the Corporation dated within two Business Days prior to the Tranche 2 Closing issued pursuant to the Canada Business Corporations Act;

(c)	a certificate dated the date of Tranche 2 Closing addressed to the Investor and signed by a senior officer of the Corporation (in each case without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), certifying with respect to:

(i)	the currently effective constating documents of the Corporation;

(ii)	the necessary corporate approvals of the Corporation for the offering of the Tranche 2 Purchased Shares; and

(iii)	an incumbency and signatures of signing persons of authority and officers of the Corporation;

(d)	a certificate dated the date of Tranche 2 Closing addressed to the Investor and signed by the chief financial officer of the Corporation (without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), pursuant to Section 5.1(a);

(e)	a corporate law and securities law opinion from the Corporation’s legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the distribution of the Tranche 2 Purchased Shares, an exemption to the registration requirements under Securities Laws and other related matters;

(f)	a legal opinion from the Corporation’s legal counsel, in a form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in the Province of Quebec and the ownership of the Matawinie Project and the Corporation’s interest therein;

(g)	the Available Capital Notice;

(h)	evidence of any required approval of the TSXV and any required authorization of the NYSE with respect to the sale and the listing of the Tranche 2 Purchased Shares as herein contemplated; and

(i)	such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

8.3           Investor’s Tranche 2 Closing Deliveries.

At or prior to the Tranche 2 Closing Time, the Investor shall deliver to the Corporation, the following:

(a)	the Tranche 2 Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation no fewer than two Business Days prior to the Closing;

(b)	a duly completed Accredited Investor Status Certificate and completed registration details as set forth in Schedule B; and

(c)	such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

Article 9
Post-Tranche 1 COVENANTS and
Tranche 2 cOVENANTS

9.1	GM Transaction Shareholder Meeting

Subject to the terms of this Agreement, the Corporation shall:

(a)	in conjunction with or prior to holding its next annual general meeting of Shareholders, convene and conduct the GM Transaction Shareholder Meeting in accordance with the Corporation’s constating documents and Applicable Laws;

(b)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the GM Transaction Shareholder Meeting except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Applicable Law, by a Governmental Entity or by a valid shareholder action; and

(c)	promptly advise the Investor as frequently as the Investor may reasonably request as to the aggregate tally of the proxies received by the Corporation in respect of the GM Transaction Resolutions.

9.2	Circular for GM Transaction Shareholder Meeting

(a)	The Corporation shall, in connection with the GM Transaction Shareholder Meeting: (i) prepare the Circular together with any other documents required by Applicable Laws, (ii) file the Circular in all jurisdictions where the same is required to be filed and (iii) mail the Circular as required under Applicable Laws.

(b)	The Corporation shall ensure that the Circular (i) complies in all material respects with all Applicable Laws and contains sufficient detail to permit the Shareholders to form a reasoned judgment concerning the matters to be placed before them in respect of the GM Transaction Resolutions, and, without limiting the generality of the foregoing, shall ensure that the Circular will not contain any misrepresentation; and (ii) contains a statement that the Board after consulting with outside legal and financial advisors, has unanimously determined that the GM Transaction Resolutions are in the best interests of the Corporation, and unanimously recommends that the Shareholders vote in favour of the GM Transaction Resolutions, and that each of the directors and senior officers of the Corporation have agreed to vote their shares in favour of the GM Transaction Resolutions.

(c)	The Investor shall provide the Corporation, on a timely basis, with all information regarding the Investor and its Affiliates as required by Applicable Laws for inclusion in the Circular and in any amendments or supplements to the Circular. The Investor shall ensure that such information does not contain any misrepresentation concerning the Investor or its Affiliates.

(d)	The Investor and its legal counsel shall be given a reasonable opportunity to review and comment on the portions of the draft Circular applicable to the Investor prior to the Circular being printed and filed with any Governmental Entity, and the Corporation shall give reasonable consideration to any comments made by the Investor and its legal counsel. The Corporation shall provide the Investor with final copies of the Circular prior to the mailing to the Shareholders.

(e)	The Corporation and the Investor shall each promptly notify the other if at any time before the GM Transaction Shareholder Meeting either becomes aware that the Circular contains a misrepresentation as it relates to the GM Transaction Resolutions, or otherwise requires an amendment or supplement, and the parties shall co-operate in the preparation of any amendment or supplement to the Circular as required or appropriate, and the Corporation shall promptly mail or otherwise publicly disseminate any such amendment or supplement to the Circular to the Shareholders and, if required by Applicable Laws, file the same with any Governmental Entity and as otherwise required.

9.3	Actions to Satisfy Tranche 2 Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 5.

9.4	Consents, Approvals and Authorizations

(a)	The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to the Tranche 2 Investment. If required by Securities Laws or reasonably requested by the Corporation, the Investor will use commercially reasonable efforts to execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Tranche 2 Purchased Shares.

(b)	The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSXV or the NYSE if required, in connection with the Tranche 2 Investment. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c)	Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSXV and the NYSE. If the approval or authorization of either of the TSXV or the NYSE is “conditional approval” subject to the making of customary deliveries to the TSXV or the NYSE after the Tranche 2 Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSXV or the authorization from the NYSE, as applicable.

(d)	The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the Tranche 2 Investment, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

9.5	Notice

(a)	Until the earlier of the Tranche 2 Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Tranche 2 Closing Time; or

(ii)	result in the failure of the Corporation to comply in any material respect with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

9.6	Change of Control

If the Corporation becomes subject to a binding agreement or otherwise announces a Change of Control or a Third Party announces an intention to complete a Change of Control, the Corporation shall provide a Change of Control Notice to the Investor at least 60 days prior to the date of the closing of the Change of Control transaction. Upon receipt of such Change of Control Notice, the Investor may (but shall not be obligated to) waive the conditions precedent in its favour contained in Section 5.1, in which case the parties shall proceed to complete the Tranche 2 Investment prior to the consummation of the Change of Control.

9.7	Project Debt Financing

(a)	The Corporation shall use its commercially reasonable efforts to secure the Project Debt Financing as promptly as possible. The Corporation shall keep the Investor regularly informed as to the progress of the Project Debt Financing, including providing drafts of the related debt commitment letters and definitive documentation in respect of the Project Debt Financing as requested by the Investor, acting reasonably.

(b)	The Parties agree that the Project Debt Financing shall be entered into with lenders of international reputation and standing that are not Sanctioned Persons, on terms and conditions that are customary for limited recourse project financing for projects of a similar scope and nature to the Projects.

(c)	The Corporation shall maintain [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] ratio of no more than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] following FID.

Article 10

TERMINATION

10.1	Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the parties;

(b)	written notice by either party to the other upon completion of a Change of Control in the event the Tranche 2 Closing has not occurred prior to the completion of such Change of Control;

(c)	written notice by either party to the other in the event (i) the Tranche 1 Closing has not occurred on or prior to the Tranche 1 Outside Date or (ii) the Tranche 2 Closing has not occurred on or prior to the Tranche 2 Outside Date, except that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Tranche 1 Closing to occur by the Tranche 1 Outside Date or the Tranche 2 Closing to occur by the Tranche 2 Outside Date, as the case may be;

(d)	written notice by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(e)	by the Investor, if Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 or 5.1 and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of (x) the Tranche 1 Outside Date or Tranche 2 Outside Date, as applicable, and (y) the date that is 30 days after the Corporation’s receipt of written notice from the Investor stating the Investor’s intention to terminate this Agreement pursuant to this Section 10.1(e) and the basis for such termination or (B) is incapable of being cured;

(f)	by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2 or 5.2 and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of (x) the Tranche 1 Outside Date or Tranche 2 Outside Date, as applicable, and (y) the date that is 30 days after the Investor’s receipt of written notice from the Corporation stating the Corporation’s intention to terminate this Agreement pursuant to this Section 10.1(f) and the basis for such termination or (B) is incapable of being cured; or

(g)	written notice of the Investor on the dissolution or bankruptcy of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

10.2	Effect of Termination

Upon the termination of this Agreement:

(a)	except for this Section 10.2, the surviving indemnification and contribution obligations as provided in Section 11.5 and Article 12, all the provisions of this Agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for breach of this Agreement prior to such lapse and cessation.

Article 11

Indemnification

11.1	Indemnification by the Corporation

(a)	The Corporation shall indemnify and save harmless the Investor and each of its directors, officers, and employees (collectively referred to as the “Investor Indemnified Parties”) from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement (x) as of the Tranche 1 Closing Date, with the same force and effect as if made on and as at the Tranche 1 Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date, or (y) as of the Tranche 2 Closing Date, with the same force and effect as if made on and as at the date of the Tranche 2 Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Corporation’s obligations under Section 11.1(a) shall be subject to the following limitations:

(i)	the Survival Date, in accordance with Section 11.5; and

(ii)	the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology.

11.2	Indemnification by the Investor

(a)	The Investor shall indemnify and save harmless the Corporation and its directors, officers and employees (collectively referred to as the “Corporation Indemnified Parties”) from and against any Losses which may be made or brought against the Corporation Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Investor contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Investor contained in this Agreement or given: (x) as of the Tranche 1 Closing Date, with the same force and effect as if made on and as at the Tranche 1 Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date, or (y) as of the Tranche 2 Closing Date, with the same force and effect as if made on and as at the date of the Tranche 2 Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Investor’s obligations under Section 11.2(a) shall be subject to the following limitations:

(i)	Survival Date, in accordance with Section 11.5; and

(ii)	the Investor shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology.

11.3	Indemnification Procedure

(a)	Promptly, and in any event within 20 days, after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party, notify the Indemnifying Party of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a “Third Party”) against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is actually and materially prejudiced by such failure to so notify.

(b)	With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the 60-day period (or any mutually agreed upon extension thereof) the parties cannot agree to the validity and amount of such Claim, the Indemnified Party and the appropriate Indemnifying Party shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 11.3(b)) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c)	With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Indemnifying Party under Section 11.3(a), the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 11.3(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article 11.

(d)	Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 11.3(a), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(f)	If the Indemnifying Party does not assume control of a Claim as permitted in Section 11.3(a), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such claim without the consent of the Indemnifying Party.

(g)	Notwithstanding anything to the contrary in this Section 11.3, the indemnity obligations in this Article 11 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Indemnified Party may be subject were caused solely by the negligence, fraud or wilful misconduct of the Indemnified Party.

(h)	Except for any Claims arising from negligence, fraud or gross or intentional fault of the Indemnifying Party, the rights to indemnification set forth in this Article 11 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision or civil law) in respect of:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Indemnifying Party contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement.

(i)	An Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

11.4	Contribution

If the indemnification provided for in this Article 11 is held by a court of competent jurisdiction to be unavailable to an Investor Indemnified Party with respect to any Losses referred to herein, the Indemnifying Party, in lieu of indemnifying such Investor Indemnified Party hereunder, shall contribute to the amount paid or payable by such Investor Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Investor Indemnified Party on the other in connection with matters that resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Investor Indemnified Party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

11.5	Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Purchased Securities and shall continue in full force and effect for a period ending on the date that is [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] following the applicable Closing, notwithstanding any subsequent disposition by the Investor of the Purchased Securities or the Warrant Shares, or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(f) and 3.1(g) of this Agreement and the representations, warranties, acknowledgments, and authorizations of the Investor set forth in Sections 3.2(a) of this Agreement shall survive [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] and provided further, that the representations and warranties of the Corporation set forth in Section 3.1(ff) shall survive until [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] after the expiration of the last of the limitation periods contained in the Tax Act or any other Applicable Laws imposing Taxes on the Corporation subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Taxes, interest or penalties thereunder for the period ended on the applicable Closing Date cannot be issued (such period to include any period extended by any agreement, waiver or arrangement with any Governmental Entity, if such extension is requested, or consented to, in writing by the Corporation) (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 11 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

11.6	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Indemnifying Party shall not be required to indemnify any Indemnified Party for the Loss that could have been avoided if the Indemnified Party had made such efforts.

11.7	Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 11, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 11 and the Corporation is acting on its own behalf and as agent for the other Corporation Indemnified Parties referred to in this Article 11. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 11 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties, and the Corporation shall act as trustee for such Corporation Indemnified Parties of the covenants of the Investor under this Article 11 with respect to such Corporation Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Corporation Indemnified Parties.

Article 12
GENERAL PROVISIONS

12.1        Expenses

Each party shall bear its own fees and expenses incurred in connection with the Investment.

12.2        Time of the Essence

Time shall be of the essence of this Agreement.

12.3	Further Acts

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties may reasonably require from time to time for the purpose of giving effect to this Agreement and the Ancillary Agreements.

12.4        Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

12.5        Governing Law

This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

12.6        Language

The parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

12.7	Jurisdiction and Venue

Any dispute, controversy, or Claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be Montréal, Québec and it shall be conducted in the English language. The arbitration and this agreement to arbitrate shall be governed by the laws of the Province of Québec. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by the courts of the Province of Québec or any other court having jurisdiction over the award or over the relevant party or its assets. Notwithstanding the foregoing, in the event either party seeks injunctive relief, they may seek to have that dispute determined by the courts of the Province of Québec or any other court of competent jurisdiction.

12.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

12.9        Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

12.10      Notices

Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Investor, be addressed to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan
USA 48265-3000

Attention: Zach Kirkman, Vice President, Corporate Development
and Global M&A

Email: [REDACTED – CONTACT INFORMATION]

with copies (which shall not constitute notice) to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan
USA 48265-3000

Attention: Kenny Hemler, Senior Counsel, Corporate Development
and Global M&A

Email: [REDACTED – CONTACT INFORMATION]

Osler, Hoskin & Harcourt LLP

Suite 3000, Bentall Four

1055 Dunsmuir Street

Vancouver, British Columbia

Canada V7X 1K8

Attention: Alan Hutchison

Email: [REDACTED – CONTACT INFORMATION]

In the case of notice to the Corporation shall be addressed to:

Nouveau Monde Graphite Inc.

481 rue Brassard

Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:        Eric Desaulniers

Email:                [REDACTED – CONTACT INFORMATION]

Attention:        Josée Gagnon

Email:                [REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

99 Bank Street, Suite 500

Ottawa, Ontario

K1P 6B9

Attention:        Alison Babbitt

Email:                [REDACTED – CONTACT INFORMATION]

Attention:        Geoffrey Gilbert

Email:                [REDACTED – CONTACT INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 12.10.

12.11	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.

12.12	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to any Affiliate of the Investor that is “related” to the Investor (as defined in the Tax Act) at the time of the assignment and transfer until the Transfer Restrictions no longer apply; provided that no such assignment shall relieve the Investor of any of its obligations hereunder and provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement.

12.13	No Third-Party Beneficiaries

Except as provided in Article 11 with respect to indemnification, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.14	Public Notices/Press Releases

(a)	The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party’s announcement shall be approved by the other party in advance, acting reasonably.

(b)	No party shall:

(i)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(ii)	make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other party; provided, however, that, this Section 12.14(b)(ii) shall be subject to each party’s overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor’s prior written consent, in its sole discretion.

12.15	Public Disclosure

During the period from the date of this Agreement to the Closing, the Corporation shall provide prior notice to the Investor of any public disclosure related to the Investment that it proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

12.16      Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:	/s/ Eric Desaulniers
Name: Eric Desaulniers
Title: Chief Executive Officer

GENERAL MOTORS HOLDINGS LLC

Per:	/s/ Paul Jacobson
Name: Paul Jacobson
Title: Chief Financial Officer

[Signature page to the Subscription Agreement]

schedule a

ACCREDITED INVESTOR STATUS CERTIFICATE1

In addition to the representations, warranties, acknowledgments and agreements contained in the subscription agreement, dated February 14, 2024, among the Corporation and the Investor (the “subscription”), to which this Accredited Investor Status Certificate (this “Certificate”) is attached:

1.	The Investor hereby represents, warrants, acknowledges and agrees to and with the Corporation that the Investor:

(a)	the Investor is purchasing the securities set out in the subscription as principal;

(b)	is a U.S. Person resident of the jurisdiction of its disclosed address set out in the subscription;

(c)	has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions detailed in the subscription and it is able to bear the economic risk of loss arising from such transactions;

(d)	is acquiring the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] in violation of the United States securities laws and, in particular, it has no intention to distribute either directly or indirectly any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] in the United States or to U.S. Persons; provided, however, that the Investor may sell or otherwise dispose of any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] pursuant to registration thereof under the U.S. Securities Act, and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(e)	is not acquiring the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] as a result of any form of general solicitation or general advertising, as such terms are defined for purposes of Regulation D under the U.S. Securities Act, including without limitation any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio or television or other form of telecommunications, or published or broadcast by means of the Internet or any other form of electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(f)	understands the offer and sale of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and applicable State securities laws;

1 Square bracketed language to be included/deleted, as necessary, for Tranche 2.

(g)	satisfies one or more of the categories indicated below (check appropriate box):

☐	Category 1:	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] offered, with total assets in excess of $5,000,000;

☐	Category 2:	A bank as defined under Section (3)(a)(2) of the U.S. Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if the plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) if investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Category 3:	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

☐	Category 4:	A trust that (a) has total assets in excess of $5,000,000, (b) was not formed for the specific purpose of acquiring the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

☐	Category 5 :	An entity in which all of the equity owners are accredited investors.

☐	Category 6 :	Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of US$5,000,000;

☐	Category 7:	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐	Category 8:	A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of US$5,000,000, (ii) that was not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐	Category 9:	A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

2.	The Investor acknowledges and agrees that:

(a)	the Investor will not engage in any “directed selling efforts” (as defined in Rule 902 promulgated under the U.S. Securities Act) in connection with the resale of any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] pursuant to Rule 904 promulgated under the U.S. Securities Act; provided, however, that the Investor may sell or otherwise dispose of any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] pursuant to registration thereof under the U.S. Securities Act and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(b)	if the Investor decides to offer, sell or otherwise transfer any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares], it will not offer, sell or otherwise transfer any of such securities, directly or indirectly, unless:

(i)	the sale is to the Corporation;

(ii)	the sale is made pursuant to the registration requirements under the U.S. Securities Act;

(iii)	the sale is made pursuant to the requirements of Rule 904 promulgated under the U.S. Securities Act;

(iv)	the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder if available and in accordance with any applicable State securities laws; or

(v)	the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable State securities law, and it has prior to such sale furnished to the Corporation an opinion of counsel reasonably satisfactory to the Corporation;

(c)	upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable State securities laws, the certificates or DRS Advices representing any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [Warrant Shares] will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOUVEAU MONDE GRAPHITE INC. AND ITS SUCCESSORS (THE ”CORPORATION“) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

and provided that if any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] are being sold by the Investor in an off-shore transaction and in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing such evidence as the Corporation or its transfer agent may from time to time reasonably prescribe (which may include an opinion of counsel reasonably satisfactory to the Corporation and its transfer agent), to the effect that the sale of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] is being made in compliance with Rule 904 of Regulation S;

and provided further, that if any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] are being sold pursuant to Rule 144 of the U.S. Securities Act and in compliance with any applicable State securities laws, the legend may be removed by delivery to the Corporation’s transfer agent of an opinion reasonably satisfactory to the Corporation and its transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and State securities laws;

(d)	the Corporation may make a notation on its records or instruct the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein and the subscription;

(e)	the Investor understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(f)	the Investor understands that the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] are “restricted securities” under applicable federal securities laws and that the U.S. Securities Act and the rules of the United States Securities and Exchange Commission provide in substance that the Investor may dispose of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] only pursuant to an effective registration statement under the U.S. Securities Act or an exemption therefrom, and, other than as set out herein or in the Investor Rights Agreement, the Investor understands that the Corporation has no obligation to register the offer or sale of any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] or to take action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that absent registration, under the rules of the SEC, the Investor may be required to hold the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] indefinitely or to transfer the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares] in the United States or to U.S. Persons in “private placements” which are exempt from registration under the U.S. Securities Act, in which event the transferee may acquire “restricted securities” subject to the same limitations as in the hands of the Investor. As a consequence, the Investor understands that it must bear the economic risks of the investment in the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [and Warrant Shares] for an indefinite period of time;

(g)	the Investor understands and acknowledges that the Corporation is not obligated to remain a “foreign issuer” (as defined in Rule 902(e) of Regulation S);

(h)	the Investor understands and agrees that there may be material tax consequences to the Investor of an acquisition[, exercise,] or disposition of any of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares], and the Corporation gives no opinion and makes no representation with respect to the tax consequences to the Investor under federal, state, local or foreign tax law of the Investor’s acquisition[, exercise,] or disposition of such [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares] [or Warrant Shares], and in particular, no determination has been made whether the Corporation will be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1291 of the United States Internal Revenue Code (the “Code”) for the Corporation’s current tax year or any future tax year, provided, however, the Corporation agrees that it shall provide to the Investor, upon written request, all of the information that would be required for United States income tax reporting purposes by a United States security holder making an election to treat the Corporation as a “qualified electing fund” for the purposes of the Code, should the Corporation determine that the Corporation is a PFIC in any calendar year following the Investor’s purchase of the [Tranche 1 Purchased Securities/Tranche 2 Purchased Shares];

(i)	the funds representing the Tranche [1/2] Subscription Price which will be advanced by the Investor to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Investor acknowledges that the Corporation may in the future be required by law to disclose the Investor’s name and other information relating to the subscription and the Investor’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and that no portion of the Tranche [1/2] Subscription Price to be provided by the Investor (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Investor, and it shall promptly notify the Corporation if the Investor discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith; and

(j)	the Tranche [1/2] Subscription Price which will be paid by the Investor to the Corporation hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Investor acknowledges that the Corporation may in the future be required by law to disclose the Investor’s name and other information relating to this Agreement and the Investor’s subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the subscription funds to be provided by the Investor (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a Person or entity who has not been identified to the Investor and the Corporation, and (ii) it shall promptly notify the Corporation if the Investor discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

* * * * * * *

The representations, warranties, statements and certification made in this Certificate are true and accurate as of the date of this Certificate.

Capitalized terms not specifically defined in this Certificate have the meaning ascribed to them in the subscription to which this Certificate is attached.

The Investor acknowledges and agrees that the Corporation will and can rely on this Certificate in connection with the Investor’s subscription.

IN WITNESS, the undersigned has executed this Certificate as of the______day of______________, ______.

GENERAL MOTORS HOLDINGS LLC

Per:
Name:
Title:

SCHEDULE B

REGISTRATION INSTRUCTIONS

[REDACTED – CONTACT INFORMATION]

Registered Name	Registered Address	Number and Type of Security

SCHEDULE C

WARRANT CERTIFICATE

(see attached)

Execution Version

WARRANT CERTIFICATE

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOUVEAU MONDE GRAPHITE INC. AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [●], 2024.1

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ONLY PRIOR TO 5:00 P.M., MONTREAL TIME, ON THE EXPIRATION DATE, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

FEBRUARY [●], 2024

COMMON SHARE PURCHASE WARRANT CERTIFICATE

To Purchase 12,500,000 Common Shares of
NOUVEAU MONDE GRAPHITE INC.

Warrant Certificate No. 2024-001	Certificate for 12,500,000 Warrants, each entitling the holder to acquire one (1) Common Share (as hereinafter defined and subject to adjustment as set out herein).

1 Insert date that is four months and one day after the distribution date.

THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED, GENERAL MOTORS HOLDINGS LLC, a company organized and existing under the laws of the State of Delaware with an address at 300 Renaissance Center, Detroit, Michigan, USA, 48265-3000 (the “Holder”), or its permitted assigns, is entitled, during the Exercise Period (as hereinafter defined), to purchase from Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the “Corporation” or the “Issuer”), the Warrant Shares (as hereinafter defined and subject to adjustment as set out herein), at the then Current Warrant Price for each Warrant (as hereinafter defined), all on and subject to the terms and conditions hereinafter set forth.

The Corporation shall treat the Holder as the absolute owner of this Warrant Certificate for all purposes and the Corporation shall not be affected by any notice or knowledge to the contrary. The Holder shall be entitled to the rights evidenced by this Warrant Certificate and the receipt by the Holder of the Warrant Shares issuable upon exercise hereof shall be a good discharge to the Corporation and the Corporation shall not be bound to inquire into the title of the Holder.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Warrant Shares at any time after the Expiration Date, and from and after the Expiration Date these Warrants and all rights hereunder shall be void and of no value.

1.	Definitions. In this Warrant Certificate, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement (as defined below). As used in this Warrant Certificate, the following terms have the respective meanings set forth below:

“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) controls such specified Person, (ii) is controlled by such specified Person, or (iii) is under common control with such specified Person;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, the City of New York, New York or the City of Detroit, Michigan and (ii) a day on which banks are generally closed in the Province of Québec, the City of New York, New York or in the City of Detroit, Michigan;

“Capital Reorganization” has the meaning set forth in Section 4.5(a);

“Common Shares” means common shares in the capital of the Corporation;

“Common Shares Deemed Outstanding” means, at any given time, the sum of (a) the number of shares of Common Shares actually outstanding at such time, plus (b) the number of shares of Common Shares issuable upon exercise, conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of options actually outstanding at such time), in each case, regardless of whether the Convertible Securities are actually exercisable at such time; provided, that Common Shares Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries;

“Control” or “control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

i.	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

ii.	by virtue of any powers conferred by the constitutional documents of that entity, or any other document, regulating that or any other entity;

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that person:

iii.	owns more than 50% of all voting interests (or similar, however described) in that entity; or

iv.	has the power, whether through contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity;

“Convertible Securities” means securities (including options) that are exchangeable, convertible or exercisable into Common Shares;

“Current Market Price” means of the Common Shares at any date means the price per share equal to the last closing price of the Common Shares on the TSXV before such date or, if the Common Shares are not then listed on the TSXV, the volume-weighted average trading price on the NYSE during the five (5) consecutive trading days ending before such date; in each case as reported by Bloomberg Finance L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume- weighted average trading price is unavailable, the market price of one Common Share on each such trading day). The “volume-weighted average trading price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

“Current Warrant Price” means US$[●]2.

“DRS” means direct registration system maintained by the transfer agent of the Corporation for the Common Shares;

“DRS Advice” means a notification produced by the DRS evidencing ownership of the Common Shares;

“Exercise” has the meaning set forth in Section 2.1(b);

“Exercise Period” means the period during which the Warrants are exercisable pursuant to Section 2.1(a);

2 Current Warrant Price shall be the lower of (i) US$2.38; and (ii) the amount in United States dollars per Warrant Share equal to the closing price of the Common Shares on the trading day after the day on which the transactions contemplated by the Subscription Agreement are announced.

“Expiration Date” means the earlier of the date (i) upon which the Holder or any other Person subscribes for and purchases Tranche 2 Purchased Shares, (ii) upon which the Subscription Agreement is terminated pursuant to its terms, or (iii) that is five years immediately following the date hereof;

“FID” shall have the meaning ascribed to such term in the Subscription Agreement;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

“Holder” has the meaning ascribed thereto on page 1 hereof;

“Maximum Issuance Limitation” has the meaning ascribed thereto in Section 2.3;

“NYSE” means the New York Stock Exchange;

“Other Exchange” means any other recognized North American stock exchange or quotation system;

“Other Property” has the meaning set forth in Section 4.5(a);

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

“Securities Laws” means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSXV, the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

“Subscription Agreement” means the subscription agreement between the Holder and the Corporation dated February 14, 2024;

“Tranche 1 Closing Date” has the meaning ascribed thereto in the Subscription Agreement;

“Tranche 2 Purchased Shares” has the meaning ascribed thereto in the Subscription Agreement;

“Transfer” means any permitted disposition of any Warrant or of any interest therein but, for greater certainty, does not include the exercise of the Warrants;

“TSXV” means the TSX Venture Exchange;

“Warrant Certificate” means a certificate issued by the Corporation and representing the Warrants, including for certainty, this certificate;

“Warrant Exercise Form” means the subscription form attached as Exhibit A hereto;

“Warrant Price” means an amount equal to (a) the number of Warrant Shares being purchased upon exercise of this Warrant Certificate pursuant to Section 2.1, multiplied by (b) the Current Warrant Price;

“Warrant Shares” means the 12,500,000 Common Shares to be purchased upon the due and valid exercise of the Warrants represented by this Warrant Certificate, subject to adjustment as provided herein; and

“Warrants” means the common share purchase warrants represented by this Warrant Certificate and all warrants issued upon Transfer, division or combination of, or in substitution for, any part thereof.

2.            Exercise of Warrants.

2.1          Exercise.

(a)	Upon FID and until the Expiration Date (the “Exercise Period”), the Holder may exercise all, but not less than all, of the Warrants, subject to the Maximum Issuance Limitation on any Business Day, for all of the Warrant Shares purchasable hereunder. Notwithstanding the foregoing, the Corporation shall be entitled, at its sole discretion, to have the Exercise Period commence on a date prior to FID by providing written notice to the Investor, provided that (i) the date of such earlier commencement shall be at least 30 days after the date of such written notice and (ii) such written notice shall in no event modify the Expiration Date.

(b)	In order to exercise the Warrants, the Holder shall deliver to the Issuer at its principal office or at the office or agency designated by the Issuer pursuant to Section 13.2 the written notice of the Holder’s election to exercise the Warrants in the form of the Warrant Exercise Form, duly completed and executed by the Holder or its agent or attorney (the “Exercise”) in a manner that is consistent with Section 13.6.

2.2          Closing of Exercise

(a)	Upon the occurrence of the Exercise, the parties shall complete the exercise of the Warrants thereafter by delivery of the following:

(1)	the Holder shall deliver to the Issuer payment of the Warrant Price in United States dollars by wire transfer of immediately available funds to the account of the Issuer (as designated by the Issuer in writing to the Holder);

(2)	the Issuer shall execute or cause to be executed and deliver or cause to be delivered to the Holder, as applicable, pursuant to the instructions specified in the Warrant Exercise Form, one or more share certificates or DRS Advices representing the aggregate number of Warrant Shares issuable upon such exercise in accordance with the registration instructions set forth in the Warrant Exercise Form, or as the Holder may otherwise subsequently direct the Issuer in writing. The share certificate(s) or DRS Advice(s) so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder; and

(3)	if the Warrants are not exercised in full as a result of the Maximum Issuance Limitation, the Issuer shall deliver to the Holder a replacement Warrant Certificate representing the unexercised Warrants.

(b)	A Warrant shall be deemed to have been exercised and such certificate or certificates representing the applicable aggregate number of Warrant Shares issuable upon such exercise shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a Holder of record of such Warrant Shares for all purposes, as of the date when the Holder has delivered the Warrant Exercise Form in accordance with Section 2.1(b) and paid the Warrant Price to the Issuer in accordance with Section 2.2(a)(1).

2.3            Notwithstanding the provisions of Sections 2.1 and 2.2:

(a)	if the TSXV does not grant conditional approval to permit the Holder to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares, the Holder will not be entitled to exercise Warrants, and the Issuer will not issue Warrant Shares to Holder hereunder, that will result in the Holder owning, together with Common Shares already owned or controlled by the Holder on the date of exercise of the Warrants hereunder, more than 19.9% of issued and outstanding share capital of the Issuer; and

(b)	if the Corporation obtains conditional approval from the TSXV and authorization from the NYSE if applicable, to permit the Holder to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares (including through shareholder approval of the GM Transaction Resolution), then the maximum number of Common Shares issuable hereunder shall be the lesser of:

(1)	the maximum amount that Holder may hold that will not reasonably be expected to result in the Holder having to consolidate the Corporation’s financial performance in connection with preparing the Holder’s financial statements under U.S. GAAP, unless the Holder consents otherwise; and

(2)	the number of Common Shares that will result in the Holder holding 25% of the issued and outstanding Common Shares of the Corporation

(in either (a) or (b) above, the “Maximum Issuance Limitation”).

2.4	Any certificate or DRS Advice representing Warrant Shares issued upon the exercise of this Warrant Certificate prior to four months and one day after the Tranche 1 Closing Date will bear the following legends, to the extent such legends remain applicable at the time of such exercise:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [●], 20243.

The following legend will be placed on the certificates or DRS Advices representing the Warrant Shares upon the issuance thereof, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. Securities Laws and regulations:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOUVEAU MONDE GRAPHITE INC. AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

3 Insert date that is four months and one day after the distribution date.

2.5	The Warrants represented hereby and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state. The Warrants represented hereby may not be exercised by or for the account of a U.S. Person or a Person in the United States without registration under the U.S. Securities Act and all applicable state Securities Laws or unless an exemption from such registration is available and, upon request by the Corporation, the Holder has provided the Corporation with a written opinion of United States legal counsel or other evidence reasonably satisfactory to the Corporation to such effect. Notwithstanding the foregoing, a holder who checks box 3 of the Warrant Exercise Form and represents, warrants and certifies to the Corporation that (a) it purchased the Warrants from the Corporation pursuant to the Subscription Agreement, (b) it is exercising the Warrants for its own account, (c) it is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on the date of exercise, and (d) the representations and warranties of the Holder set forth in the Subscription Agreement (other than representations regarding the Holder’s ownership of the Corporation’s equity securities at the time of entry into the Subscription Agreement) remain true and correct on the date of exercise, shall not be required to deliver a written opinion of United States counsel upon exercise of the Warrant. The share certificate(s) or DRS advice(s) representing the Warrant Shares shall bear the legend set forth in Warrant Exercise Form. As used herein, the terms “United States” and “U.S. Person” have the meaning ascribed thereto in Regulation S under the U.S. Securities Act.

2.6	Restrictions on Exercise Amount. In the event the Corporation is prohibited from issuing Warrant Shares as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self- regulatory organization, the Corporation shall as soon as possible take such commercially reasonable action to authorize the issuance of the full number of Warrant Shares issuable upon the full exercise of this Warrant Certificate.

2.7	Investment Purposes. The Holder confirms that Holder is subscribing for the Warrants as principal for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws) for investment purposes only and has no current intention to sell or otherwise dispose of the Warrants.

3.            Transfer, Division and Combination.

3.1	Transfer. The Warrants shall not be transferrable by the Holder, except with the prior written consent of the Corporation. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Warrant Certificate in their entirety, without the consent of the Corporation, to an Affiliate of the Holder; provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Warrant Certificate. The Corporation may not transfer all or any interest in this Warrant Certificate, except as explicitly set forth in Section 4 of this Warrant Certificate.

Any Transfer of the Warrants and all rights hereunder, in accordance with the foregoing provisions, shall be registered on the books of the Corporation to be maintained for such purpose, upon surrender of this Warrant Certificate at the principal office of the Corporation or the office or agency designated by the Corporation pursuant to Section 13.2, together with a written assignment of the Warrants substantially in the form of Exhibit B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such Transfer. Upon such surrender and, if required, such payment, the Corporation shall execute and deliver a new Warrant Certificate in the name of the assignee or assignees and in the denomination specified in such instrument of assignment and shall issue to the assignor a new Warrant Certificate evidencing the number of Warrants not so assigned, and this Warrant Certificate shall promptly be cancelled. Following a Transfer that complies with the requirements of this Section 3.1, the Warrants may be exercised by a new Holder for the purchase of Warrant Shares regardless of whether the Corporation issued or registered a new Warrant Certificate on the books of the Corporation.

The Warrants are, and Warrant Shares will be, “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and, if in the future the Holder decides to offer, resell, pledge or otherwise transfer such securities, it will do so only (a) to the Corporation; (b) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with applicable local laws and regulations; (c) in compliance with (i) Rule 144A under the U.S. Securities Act, if available, to a Person the seller reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the U.S. Securities Act) that is purchasing for its own account or for the account of one or more “qualified institutional buyers” and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A under the U.S. Securities Act, or (ii) Rule 144 under the U.S. Securities Act, if available, and, in each case, in compliance with any applicable state Securities Laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state Securities Laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing to TSX Trust Company, as transfer agent for the Corporation, (i) a declaration in the form that TSX Trust Company, as transfer agent for the Corporation, may reasonably prescribe from time to time, and (ii) if required by TSX Trust Company, as transfer agent for the Corporation, an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, or other evidence satisfactory to the Corporation, that the proposed transfer may be effected without registration under the U.S. Securities Act, and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing to TSX Trust Company, as transfer agent for the Corporation, and to the Corporation, an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act.

4.            Warrant Adjustments.

4.1	Adjustments. The number of Warrant Shares for which the Warrants are exercisable, and the price at which such shares may be purchased upon exercise of the Warrants, shall be subject to adjustment from time to time as set forth in this Section 4. The Corporation shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Sections 5.1 and 5.2.

4.2	Share Dividends, Subdivisions and Combinations. If at any time while the Warrants are outstanding the Corporation shall:

(a)	declare a dividend in Common Shares or Convertible Securities or make a distribution of Common Shares or Convertible Securities on all or substantially all of its outstanding Common Shares;

(b)	subdivide its outstanding Common Shares into a larger number of Common Shares; or

(c)	combine its outstanding Common Shares into a smaller number of Common Shares,

then, on the record date for such event or, if no record date is fixed, the effective date of such event, in each case:

(1)	the Current Warrant Price shall be adjusted so that it will equal the rate determined by multiplying the Current Warrant Price in effect immediately prior to such date by a fraction, of which the numerator shall be the total number of Common Shares Deemed Outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares Deemed Outstanding on such date after giving effect to such event; and

(2)	the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Current Warrant Price.

Any adjustment made pursuant to Section 4.2(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to Sections 4.2(b) or 4.2(c) shall become effective immediately after the effective date of such subdivision or combination.

4.3	Rights Offering. If at any time while the Warrants are outstanding the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or having a conversion price per Common Share) less than 95% of the Current Market Price as at the record date (the issuance of any such rights, options or warrants being a “Rights Offering”), then the Current Warrant Price shall be adjusted effective immediately after the record date so that it shall equal the price determined by multiplying the Current Warrant Price in effect on the record date of such Rights Offering by a fraction:

(a)	the numerator of which shall be the number of Common Shares Deemed Outstanding on the record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the Convertible Securities so offered) by the Current Market Price; and

(b)	the denominator shall be the number of Common Shares Deemed Outstanding on the record date plus the total number of additional Common Shares offered by subscription or purchase (or into which the Convertible Securities so offered are convertible).

To the extent that any such rights, options or warrants are not so issued or are not exercised prior to the expiration thereof, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect if the record date had not been fixed or the Current Warrant Price which would then be in effect based upon the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights, options and warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.4	Special Distribution. If at any time while the Warrants are outstanding the Corporation shall issue or distribute to all or substantially all the holders of Common Shares:

(a)	shares of any class other than Common Shares;

(b)	rights, options or warrants (other than (i) pursuant to a employee stock option plan or employee share purchase plan or other employment incentive, (ii) rights, options or warrants exercisable not more than 45 days from the date of issue to purchase Common Shares at a price per Common Share equal to or greater than the Current Warrant Price or to purchase Convertible Securities having a conversion price per Common Share equal to or greater than the Current Warrant Price or (iii) as provided for in Section 4.3);

(c)	evidences of indebtedness; or

(d)	any other assets (other than a cash dividend payable out of the earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Corporation), and, in any of those cases, the issuance or distribution does not constitute a distribution to which Sections 4.2 or 4.3 applies (any of such events being herein called a “Special Distribution”), then the Current Warrant Price shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to a price which is the product of:

(i)            the Current Warrant Price in effect on such record date; and

(ii)            a fraction where:

(1)	the numerator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by the Current Market Price on the record date, less the fair market value (as determined by the directors acting in good faith with a view to the interests of all of the security holders of the Corporation, including the Holder) of the shares, evidences of indebtedness, assets or property, or rights, options or warrants so distributed; and

(2)	the denominator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by such Current Market Price.

To the extent that the Special Distribution is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of such rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.5            Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.

(a)	If there shall occur a reclassification or redesignation of Common Shares at any time or a change of the Common Shares into other shares or other securities or any other capital reorganization (other than a share dividend, subdivision or combination referred to in Section 4.1), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification or redesignation of the Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the undertaking or assets of the Corporation to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), and, pursuant to the terms of such Capital Reorganization, common shares of the successor or acquiring corporation, or any cash, shares or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common shares of the successor or acquiring corporation (any such consideration other than Common Shares, the “Other Property”), are to be received by or distributed to the holders of Common Shares, then the Holder of the Warrants shall have the right thereafter to receive, and still accept upon the exercise of the Warrant in lieu of the Common Shares to which such Holder was therefore entitled to receive, the number of Common Shares and the Other Property receivable upon or as a result of such Capital Reorganization by a holder of the number of Common Shares into which the Warrant is exercisable immediately prior to such event.

(b)	Subject to the prior written approval of the principal stock exchange or over-the- counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 4.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 4.4 shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or Other Property thereafter deliverable upon the exercise of any Warrant.

Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by the board of directors of the Corporation, acting reasonably and in good faith. The foregoing provisions of this Section 4 shall similarly apply to successive Capital Reorganization transactions.

4.6	Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of Common Shares into which the Warrants are exercisable and the Current Warrant Price provided for in Section 4:

(a)	The adjustments required by Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, subject to the following subsections of this Section 4.6, and for the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b)	No adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Current Warrant Price and no adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share upon exercise of the Warrants; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments, and in any case, prior to exercise.

(c)	In computing adjustments under this Section 4, fractional interests of less than 0.5 of one Common Share shall be rounded down, and fractional interests of 0.5 or more of one Common Share shall be rounded up, in each case to the nearest whole share.

(d)	If the Corporation undertakes a transaction contemplated under this Section 4 and as a result takes a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(e)	If at any time a question or dispute arises with respect to adjustments provided for in Section 4, such question or dispute will be conclusively determined by the independent auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered professional accountants that is a participant of the Canadian Public Accountability Board, as may be selected by action of the Holder and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such independent auditor or chartered professional accountant with access to all necessary records of the Corporation.

(f)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to these Warrants, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(g)	In any case that an adjustment pursuant to Section 4 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of these Warrants, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Expiration Date or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Warrant Shares or of such other securities or property.

4.7	Other Action Affecting Common Shares. If and whenever at any time after the date hereof and prior to the Expiration Date, the Corporation takes any action affecting its Common Shares to which the foregoing provisions of this Section 4 are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes thereof, or would otherwise materially affect the rights of the Holder hereunder, then the Corporation shall execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such a manner as the board of directors of the Corporation may determine to be equitable in the circumstances, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval.

4.8	Common Share Transfer Taxes. The issue of share certificates or DRS Advices upon exercise of the Warrants shall be made without charge to the Holder for any stamp or issuance tax in respect of such issue. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any Transfer involved in the issue and delivery of shares in any name other than that of the Holder, and the Corporation shall not be required to issue or deliver any such share certificate or DRS Advice unless and until the Person or Persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.            Notices to Warrant Holders.

5.1	Required Notice. The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4, forthwith give notice to the Holder specifying the event in reasonable detail requiring such adjustment or readjustment and the results thereof, including the resulting Current Warrant Price.

5.2	No Rights as Shareholder. This Warrant Certificate does not entitle the Holder to any voting or other rights as a shareholder of the Corporation prior to due exercise and payment of the Warrant Price in accordance with the terms hereof.

6.	No Impairment. The Corporation shall not by any action, including, without limitation, amending its constating documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Corporation will (a) take all such commercially reasonable action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non- assessable Common Shares upon the exercise of this Warrant Certificate, and (b) use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Corporation to perform its obligations under this Warrant Certificate (other than the filing of a prospectus or registration statement). Upon the request of the Holder, the Corporation will at any time during the period the Warrants are outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of the Warrants and the obligations of the Corporation hereunder.

7.	Reservation and Authorization of Common Shares; Registration With Approval of Any Governmental Entity. From and after the Tranche 1 Closing Date, the Corporation shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Common Shares which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and non-assessable. Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the Corporation shall take any corporate action which may be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of such Common Shares at such adjusted Current Warrant Price. Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant Certificate is exercisable or in the Current Warrant Price, the Corporation shall use its commercially reasonable efforts to obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof (other than filing a prospectus or registration statement).

8.	If Share Transfer Books Closed. The Corporation shall not be required to deliver certificates or DRS Advices for Warrant Shares while the share transfer books of the Corporation are properly closed, including prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof, and the making of any subscription and payment for the Warrant Shares called for thereby during any such period delivery of certificates or DRS Advices for Warrant Shares may be postponed for a period of three (3) Business Days after the date of the re-opening of said share transfer books.

9.	Supplying Information. Upon any default by the Corporation of its obligations hereunder, the Corporation shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by applicable Securities Laws as a condition to the availability of an exemption from such Securities Laws for the sale of any Warrant or Warrant Shares issued upon exercise of a Warrant.

10.	Loss or Mutilation. Upon receipt by the Corporation from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate and indemnity or security reasonably satisfactory to it and reimbursement to the Corporation of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Corporation will execute and deliver in lieu hereof a new Warrant Certificate of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant Certificate in identifiable form is surrendered to the Corporation for cancellation.

11.	Office of the Corporation. As long the Warrants remain outstanding, the Corporation shall maintain an office or agency (which may be the principal executive offices of the Corporation) where the Warrants may be presented for exercise, registration of Transfer, division or combination as provided in this Warrant Certificate.

12.	Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase Common Shares, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Shares, whether such liability is asserted by the Corporation or by creditors of the Corporation.

13.          Miscellaneous.

13.1	Non-waiver. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right.

13.2	Notice Generally. Any notice or other communication to be given hereunder shall be in writing and shall be addressed to:

in the case of notice to the Holder:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Zach Kirkman, Vice President, Corporate Development and Global M&A

Email: [REDACTED – CONTACT INFORMATION]

with copies (which shall not constitute notice) to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Kenny Hemler, Senior Counsel, Corporate Development and Global M&A

Email: [REDACTED – CONTACT INFORMATION]

Osler, Hoskin & Harcourt LLP

Suite 3000, Bentall Four

1055 Dunsmuir Street

Vancouver, British Columbia

Canada V7X 1K8

Attention: Alan Hutchison

Email: [REDACTED – CONTACT INFORMATION]

in the case of notice to the Corporation:

Nouveau Monde Graphite Inc.

481, rue Brassard

Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:      Eric Desaulniers

Email:            [REDACTED – CONTACT INFORMATION]

Attention:      Josée Gagnon

Email:            [REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

99 Bank Street, Suite 500

Ottawa, Ontario

K1P 6B9

Attention:      Alison Babbitt

Email:            [REDACTED – CONTACT INFORMATION]

Attention:      Geoffrey Gilbert

Email:            [REDACTED – CONTACT INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 13.2.

13.3	Successors and Assigns. This Warrant Certificate shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Warrant Certificate in their entirety, without the consent of the Corporation, to any Affiliate; provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Warrant Certificate. This Warrant Certificate shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

13.4	Amendment. This Warrant Certificate may be modified or amended or the provisions of this Warrant Certificate waived only with the written consent of both the Corporation and the Holder. Any such amendment under this Section 13.4 will be subject to the prior approval of the TSXV, the NYSE and any applicable Other Exchange having jurisdiction.

13.5	Severability. Wherever possible, each provision of this Warrant Certificate shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Certificate shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Certificate.

13.6	Electronic Execution and Delivery. This Warrant Certificate will not be valid for any purpose whatsoever until signed by the Corporation. This Warrant Certificate, and any notice given in accordance herewith may be signed by electronic signature (including by DocuSign or Adobe Sign) and delivered via electronic mail (including pdf), or other transmission or method.

13.7	Headings. The headings used in this Warrant Certificate are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Certificate.

13.8	Currency Exchange. In the event that any value or amount to be calculated hereunder is expressed in United States dollars and must be calculated in Canadian dollars (and vice versa), such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the parties to this Warrant Certificate may otherwise mutually agree.

13.9	Governing Law. This Warrant Certificate shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province.

13.10	Language. The parties confirm their express wish that this agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

13.11	Jurisdiction and Venue. Any dispute, controversy, or claim arising out of, relating to, or in connection with this Warrant Certificate, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be Montréal, Québec and it shall be conducted in the English language. The arbitration and this agreement to arbitrate shall be governed by the laws of the Province of Québec. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by the courts of the Province of Québec or any other court having jurisdiction over the award or over the relevant party or its assets. Notwithstanding the foregoing, in the event either party seeks injunctive relief, they may seek to have that dispute determined by the courts of the Province of Québec or any other court of competent jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, Nouveau Monde Graphite Inc. has caused this Warrant Certificate to be executed by a duly authorized officer.

Dated: February ___, 2024.

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Eric Desaulniers
Title: Chief Executive Officer

Acknowledged and agreed to as of February ___, 2024 by

GENERAL MOTORS HOLDINGS LLC

By:
Name: Paul Jacobson
Title: Chief Financial Officer

[Signature page to Warrant Certificate]

EXHIBIT A

WARRANT EXERCISE FORM

[To be executed only upon exercise of Warrant]

To: Nouveau Monde Graphite Inc. (the “Corporation”)

The undersigned registered owner of these Warrants exercises Warrants for the purchase of ______________________ (insert number) Common Shares of the Corporation (“Common Shares”), and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant Certificate and requests that a [DRS Advice / share certificate] for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________________________________ and whose address is ____________________________________________.

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation that after giving effect to this exercise of the Warrants, the beneficial owner of the Common Shares, together with any person acting jointly or in concert with the undersigned holder, would in the aggregate beneficially own (including deemed beneficial ownership, as such term is described in National Instrument 62-104 Take-Over Bids and Issuer Bids), or exercise control or direction over, directly or indirectly, ______________________ (insert number) voting or equity securities of the Corporation.

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation as follows (check one):

☐      1. The undersigned (i) is not a U.S. person, (ii) is not exercising the Warrants within the United States or for the account or benefit of a U.S. person or a person in the United States, (iii) is not executing this Warrant Exercise Form with the intent to distribute either directly or indirectly any of the Common Shares acquired hereunder in the United States, and (iv) has in all other respects complied with the terms of Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

☐      2. The undersigned is delivering a written opinion of U.S. counsel to the effect that the securities issuable upon the exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder; or

☐      3. The undersigned or an Affiliate thereof (i) purchased the Warrants directly from the Corporation pursuant to a subscription agreement for its own account; (ii) is exercising the Warrants for its own account; (iii) was an “accredited investor,” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, on the date the Warrant was purchased from the Corporation, if applicable, and is an “accredited investor” on the date of exercise; and (iv) the representations and warranties of the undersigned holder set forth in such subscription agreement (other than representations regarding the undersigned holder’s ownership of the Corporation’s equity securities at the time of entry into such subscription agreement), and if applicable as if made by the Affiliate, remain true and correct on the date hereof.

The terms “U.S. person” and “United States” are as defined in Regulation S under the U.S. Securities Act.

The undersigned holder understands that unless Box 1 above is checked, the certificate representing the Common Shares issued upon exercise of this Warrant Certificate will bear a legend set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOUVEAU MONDE GRAPHITE INC. AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

In addition, the undersigned holder understands that the certificates representing the Common Shares issued on the exercise of this Warrant Certificate may bear the legend contained in and as per Section 2.4 of this Warrant Certificate.

[signature page follows]

Signature

Executed this day of .

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(State) (Zip Code)

NOTICE: The signature on this subscription must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant Certificate for the purchase of Common Shares of Nouveau Monde Graphite Inc. hereby sells, assigns and transfers unto the Assignee named below all of the rights, benefits, duties and obligations of the undersigned under this Warrant Certificate, with respect to the number of Common Shares set forth below:

(Name and Address of Assignee)

(Number of Common Shares)

and does hereby irrevocably constitute and appoint                                          attorney-in-fact to register such transfer on the books of the Corporation, maintained for the purpose, with full power of substitution in the premises.

In connection with this transfer: (check one):

☐      The undersigned transferee hereby certifies that (i) it is not a U.S. person, (ii) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (iii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any person within the United States, (iv) it is not executing this Warrant Certificate with the intent to distribute either directly or indirectly such securities in the United States, and (v) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

☐      The undersigned (i) is acquiring the Warrants for its own account and (ii) is an “accredited investor,” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act.

☐      The undersigned transferee is delivering a written opinion of United States legal counsel, reasonably satisfactory to the Corporation, to the effect that this transfer of Warrants have been registered under the U.S. Securities Act or are exempt from registration thereunder.

[signature page follows]

B-1

Dated:	Dated:

(Print Name and Title)	(Print Name and Title of Transferee)

(Signature)	(Signature of Transferee)

(Witness)	(Witness)

The signature of the abovesigned holder must correspond exactly with the name of the Holder as set forth on the face of the Warrant Certificate to which this Exhibit B is attached in every particular, without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the abovesigned holder or a duly authorized signing officer in the case of a corporation. The signature must be guaranteed by a Canadian chartered bank or by a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

B-2

SCHEDULE D

OFFTAKE AGREEMENT

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE E

INVESTOR RIGHTS AGREEMENT

(see attached)

Execution Version

INVESTOR RIGHTS AGREEMENT

NOUVEAU MONDE GRAPHITE INC.

and

GENERAL MOTORS HOLDINGS LLC

February [●], 2024

Article 1 INTERPRETATION	1

1.1	Defined Terms	1

1.2	Rules of Construction	12

1.3	Entire Agreement	13

1.4	Governing Law and Submission to Jurisdiction	13

1.5	Severability	14

Article 2 BOARD OF DIRECTORS	14

2.1	Voting Director Rights	14

2.2	Observer Rights	15

2.3	Representation Right	15

2.4	Management to Endorse and Vote	16

2.5	Directors’ Liability Insurance & Indemnification Agreement	16

2.6	Board Size and Operations	17

2.7	Proxy Recommendations	17

Article 3 PARTICIPATION AND TOP-uP RIGHTS	18

3.1	Notice of Issuances	18

3.2	Advanced Offering Notice	18

3.3	Grant of Participation Right	19

3.4	Exercise Notice	19

3.5	Issuance of Participation Right Offered Securities	20

3.6	Grant of Top-Up Right	20

3.7	Termination of Participation Right and Top-Up Right	21

3.8	Interim Period Offerings	21

Article 4 ESG committee	23

4.1	Appointment to ESG Committee	23

4.2	Observer Right	23

4.3	Meetings	23

Article 5 ADDITIONAL COVENANTS	23

5.1	Standstill	23

5.2	Lockup	25

5.3	Restrictions on Transactions of the Corporation	26

5.4	No Shareholder Rights Plan	27

5.5	Continued Exchange Listing	27

5.6	Share Classes	27

5.7	Stock Option Plan; Securities-Based Compensation Arrangements	27

Article 6 COMPLIANCE OBLIGATIONS OF THE CORPORATION	28

6.1	Anti-bribery and Corruption Compliance	28

6.2	Trade and Sanctions Compliance	29

6.3	Anti-Money Laundering Compliance	30

Article 7 Information Rights	30

7.1	Information and Inspection Rights	30

7.2	Maintenance of Internal Controls	31

7.3	Confidentiality	31

7.4	Cleansing Announcements	33

7.5	Privilege	34

Article 8 FOREIGN INVESTMENT REVIEW	34

8.1	Foreign Investment Review	34

Article 9 REGISTRATION RIGHTS	35

9.1	Demand Registration Rights	35

9.2	Piggyback and Shelf Registration Rights	37

9.3	Expenses	39

9.4	Other Sales	39

9.5	No Change or Subordination	40

9.6	Preparation; Reasonable Investigation	40

9.7	Indemnification	40

9.8	Sale by Affiliates	43

9.9	Rule 144 and Regulation S	43

Article 10 MISCELLANEOUS	43

10.1	Notices	43

10.2	Changes in Capital of the Corporation or Reorganization of the Corporation	45

10.3	Non-Circumvention	45

10.4	Termination	46

10.5	Amendments and Waivers	46

10.6	Assignment	46

10.7	Successors and Assigns	46

10.8	No Third Party Beneficiaries	46

10.9	Expenses	47

10.10	Further Assurances	47

10.11	Right to Injunctive Relief	47

10.12	Counterparts	47

10.13	Language	47

SCHEDULE A REGISTRATION PROCEDURES	49

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made as of February [●], 2024.

BETWEEN:

GENERAL MOTORS HOLDINGS LLC,
a limited liability company existing under the Laws of Delaware,

(the “Investor”),

- and -

NOUVEAU MONDE GRAPHITE INC.,

a corporation existing under the Laws of Canada,

(the “Corporation”).

A.	WHEREAS pursuant to a subscription agreement dated as of February 14, 2024 between the Investor and the Corporation (the “Subscription Agreement”), the Investor subscribed for 12,500,000 Common Shares (as defined below) and the Warrants (as defined below) from the Corporation for an aggregate subscription price of US$25,000,000.00 (the “First Tranche Investment”);

B.	AND WHEREAS pursuant to the Subscription Agreement and subject to the satisfaction of certain conditions set out therein, the Investor has agreed to subscribe for additional Common Shares from the Corporation for an aggregate subscription price of US$125,000,000.00 (the “Second Tranche Investment”);

C.	AND WHEREAS the Subscription Agreement contemplated the Corporation granting certain rights set out herein to the Investor, on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“5% Threshold” shall have the meaning set forth in Section 2.2(c).

“20% Threshold” shall have the meaning set forth in Section 2.1(a).

“Act” means the Canada Business Corporations Act.

“Advanced Offering Notice” shall have the meaning set out in Section 3.2.

“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person.

“Anchor Investors” means any of IQ, Pallinghurst Graphite International Limited, Panasonic Energy Corporation of North America, Mitsui & Co., Ltd. and their respective Affiliates.

“Anti-Corruption Laws” means all applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) as amended; the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada), Anti-Corruption Act (Québec) and the U.K. Bribery Act.

“Anti-Money Laundering Laws” means the U.S. Patriot Act, U.S. Money Laundering Control Act of 1986, U.S. Bank Secrecy Act, Proceeds of Crime (Money Laundering Act) and Terrorism Financing Act of 2001 (Canada), as amended, the regulations and rules promulgated under each of the foregoing and any other applicable Laws concerning or relating to terrorism financing or money laundering of the jurisdictions in which the Corporation or any of its Subsidiaries operate.

“Applicable Securities Laws” means, collectively, all applicable securities Laws of each of the Reporting Jurisdictions and the respective rules and regulations under such Laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions, and the rules and policies of the Exchanges and any other market or marketplace on which securities of the Corporation are traded, listed or quoted.

“Available Capital” shall have the meaning ascribed to such term in the Subscription Agreement.

“BIS” means the U.S. Bureau of Industry and Security.

“Blackout Period” shall have the meaning set forth in Section 9.1(d)(ii).

“Board” means the board of directors of the Corporation.

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Québec, the City of New York or the City of Detroit and (b) a day on which banks are generally closed in the Province of Québec, the City of New York or the City of Detroit.

“Canadian Base Shelf Prospectus” shall have the meaning ascribed thereto in National Instrument 44-102 - Shelf Distributions.

“Canadian Prospectus” means a prospectus, as such term is used in National Instrument 41-101 - General Prospectus Requirements, including all amendments and supplements thereto, and includes a preliminary prospectus, a (final) prospectus and, collectively, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement.

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status).

“Canadian Securities Laws” means all applicable Canadian securities Laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada.

“Canadian Shelf Prospectus Supplement” shall have the meaning given to it in National Instrument 44-102 - Shelf Distributions.

“Change of Control” means (a) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Corporation, or (b) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Corporation.

“Cleansing Announcement” means a public announcement which shall: (a) be prepared by the Corporation in consultation with the Investor; (b) contain the Cleansing Information; and (c) be generally disclosed to the marketplace in accordance with Section 7.4(a).

“Cleansing Blackout Period” shall have the meaning set forth in Section 7.4(b)(i).

“Cleansing Document” shall have the meaning set forth in Section 7.4(a).

“Cleansing Information” means any and all material non-public information relating to the Corporation or any of its Subsidiaries that: (a) is known to the Investor; and (b) could, without a Cleansing Announcement, prevent the Investor from trading its Common Shares under Applicable Securities Laws, as determined in the sole discretion of the Investor.

“Common Shares” means the common shares in the capital of the Corporation.

“Confidential Information” means any and all information about the Discloser or any of its Affiliates which is furnished by it or any of its Representatives to the Recipient or any of its Affiliates or Representatives, whenever furnished and regardless of the manner in which it is furnished (orally, in writing, electronically, etc.), including information regarding the business and affairs of the Discloser and its Affiliates, their plans, strategies, operations, financial information (whether historical or forecasted), business methods, systems, practices, analyses, compilations, forecasts, studies, designs, processes, procedures, formulae, improvements, trade secrets and other documents and information prepared or furnished by the Discloser, an Affiliate of the Discloser or any of their Representatives; provided, however, that Confidential Information shall not include, and no obligation under Section 7.3 shall be imposed on, information that: (a) was known by or in the Recipient’s possession before disclosure by or on behalf of the Discloser; (b) is or becomes generally available to the public or known within either party’s industry other than as a result of a breach of this Agreement by the Recipient, its Affiliates or their Representatives; (c) is or becomes available to the Recipient or its Affiliates on a non-confidential basis from a third party; or (d) is or was independently developed by the Recipient or its Affiliates without reference to or use of the Confidential Information of the Discloser.

“Consideration Securities” means any Common Shares and/or Equity Securities issued (a) in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Corporation, in each case, with an equity component; or (b) in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures undertaken and completed by the Corporation.

“Corporation” shall have the meaning set forth in the preambles hereto.

“Corporation Information” shall have the meaning set forth in Section 7.3(c).

“Cure Notice” shall have the meaning set forth in Section 3.6(a).

“Demand Registration” shall have the meaning set forth in Section 9.1(b).

“Designated Registrable Securities” shall have the meaning set forth in Section 9.1(c).

“Dilution Event” shall have the meaning set forth in Section 3.6(a).

“Director” means a member of the Board.

“Discloser” means the party or its Affiliate that discloses its Confidential Information to the other party or its Affiliate or Representatives (provided that providing information directly to an Affiliate or Representative of a party shall be deemed to be a provision of such information to such party).

“Distribution” means a distribution of Registrable Securities to the public by way of (a) a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada, (b) a Registration Statement under the U.S. Securities Laws in the United States or (c) a combination of (a) and (b).

“Equity Securities” means: (a) any Common Shares; or (b) any securities convertible, exercisable or exchangeable, with or without consideration, into Common Shares.

“ESG Committee” shall have the meaning set out in Section 4.1.

“Exchanges” means the TSXV, the New York Stock Exchange or such other principal stock exchange(s) on which the Common Shares are listed.

“Excluded Securities” means any Equity Securities issued pursuant to:

(i)	at-the-market offerings undertaken by the Corporation;

(ii)	security-based compensation arrangements, including the Option Plan;

(iii)	the conversion of any securities convertible, exercisable or exchangeable, with or without consideration, into any Common Shares, which are issued and outstanding on the date of this Agreement;

(iv)	any bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Corporation, in each case with an equity component;

(v)	any transaction pursuant to which the Corporation issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where the Corporation would not be the surviving entity as a publicly traded company;

(vi)	in respect of the exercise of any top-up right similar to the Top-Up Right by any other third party; or

(vii)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that the Investor shall be permitted to participate in any such event in its capacity as a Shareholder to the same extent as all other Shareholders), in each case which have been approved by the Board.

“Exercise Notice” shall have the meaning set out in Section 3.4.

“FEOC” means a (A) Person who is a “foreign entity of concern,” as such term is defined in Section 30D of the Internal Revenue Code of 1986, as amended, or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states,” as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy.

“FID” means the final decision of the Board to proceed with the design, engineering and construction of the Projects after the presentation of the final construction budget for the Projects and the securing of sufficient Available Capital necessary to fund such activities.

“FID Equity Raise” means an offering of Common Shares or Equity Securities by the Corporation to one or more investors in connection with FID, which includes the Second Tranche Investment.

“FINRA” means the Financial Industry Regulatory Authority.

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf.

“First Tranche Investment” shall have the meaning set forth in Recital A.

“Framework Agreement” means the framework agreement among the Corporation, Mitsui & Co., Ltd. and Panasonic Energy Co., Ltd dated October 20, 2022.

“Free Writing Prospectus” means a Corporation free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of the Common Shares.

“GM Competitor” means (a)(i) an original equipment manufacturer of vehicles (whether gas or electric powered) that are used primarily on public roads, streets, or highways (whether sold direct or through franchised dealers), or any Person that controls or owns substantially all of the equity interests in an original equipment manufacturer of, vehicles (whether gas or electric powered) that are used primarily on public roads, streets, or highways (whether sold direct or through franchised dealers), including, any Affiliate, Subsidiary, or company similar to or in competition with an entity that has a trademark, service mark, or brand owned or operated by [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], or (ii) a distributor, seller, contract manufacturer, or other entity that manufactures, has manufactured, or otherwise purchases vehicles that are used to provide (whether directly or through independent contractors) services to, or deliver goods for, third parties, including such services that qualify or otherwise constitute transportation as a service, mobility as a service, shared autonomous vehicles, logistics, transportation, or other types of service, and (b) any Affiliate of the Persons under subject clause (a) of this definition.

“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any Person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate.

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange.

“Interim Period” means the period of time between the closing of the First Tranche Investment and the closing of the Second Tranche Investment; provided that, for the avoidance of doubt, the Interim Period shall terminate in the event the Investor no longer has a subscription obligation in respect of the Second Tranche Investment.

“Investor” shall have the meaning set forth in the Recital A.

“Investor Information” shall have the meaning set forth in Section 7.3(b).

“Investor Nominee” shall have the meaning set forth in Section 2.1(a).

“Investor Observer” shall have the meaning set forth in Section 2.2(a).

“Investor Pro Rata Interest” means, on any date, the aggregate security ownership interest of the Investor (together with its Affiliates) in the Corporation expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Investor and its Affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation. For purposes of this calculation, any warrants (including the Warrants), options, or convertible securities held by the Investor or its Affiliates shall be excluded from this calculation and not included in the calculations of (i) and (ii) above.

“IQ” means Investissement Québec, together with its successors and permitted assigns.

“Issuance” shall have the meaning set forth in Section 3.1.

“Law” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, order, directive, judgment, decree, injunction, decision, ruling, award, writ, and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Applicable Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity.

“Lockup Period” shall have the meaning set forth in Section 5.2(a).

“Losses” shall have the meaning set out in Section 9.7(a).

“Management Nominees” shall have the meaning set out in Section 2.7(b).

“Minimum Qualification Threshold” means that Investor and its Affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and any warrants (including the Warrants), options, or convertible securities held by the Investor or its Affiliates.

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada.

“NMG Competitor” means a Person primarily engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the exploration, development or operation of graphite mines, or the design, manufacturing or production of graphite anode products, provided that the Investor and its Affiliates will not in any event be deemed a NMG Competitor.

“Notes” means the unsecured convertible notes issued by the Corporation on November 8, 2022 pursuant to the subscription agreements dated October 19, 2022 to Mitsui & Co., Ltd., IQ, and Pallinghurst Bond Limited, as amended and/or amended and restated from time to time.

“Notice Period” shall have the meaning set out in Section 3.4.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Offered Securities” means any Equity Securities issued by the Corporation.

“Offering” shall have the meaning set out in Section 3.1.

“Offering Notice” shall have the meaning set out in Section 3.1.

“Offtake Agreement” means the supply agreement (raw materials) dated as of the date hereof by and between the Corporation and the Investor.

“Offtake Cleansing Blackout Period” shall have the meaning set out in Section 7.4(b)(i).

“Offtaker” means the Investor for so long as it, or any of its Affiliates, is a party to the Offtake Agreement or has a commitment to purchase graphite production from the Corporation or any of its Affiliates under a long-term (greater than one year) offtake agreement.

“Option Plan” means the stock option plan of the Corporation.

“Participation Right” shall have the meaning set out in Section 3.3.

“Pending Top-Up Securities” means any Excluded Securities in respect of which the Top-Up Right of the Investor remains exercisable.

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity.

“Piggyback Maximum Offering Size” shall have the meaning set forth in Section 9.2(a)(i)(A).

“Piggyback Registrable Securities” shall have the meaning set forth in Section 9.2(a)(i).

“Piggyback Registration” shall have the meaning set forth in Section 9.2(a)(i).

“Projects” shall have the meaning ascribed to such term in the Subscription Agreement.

“Prospectus” means (a) a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada, (b)(i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Free Writing Prospectus, or (c) a combination of (a) and (b).

“Recipient” means the party that receives (or whose Affiliate or Representative receives) Confidential Information from the other party or its Affiliate or Representative (provided that the receipt of information by an Affiliate or Representative of a party shall be deemed to be the receipt of such information by such party).

“Registrable Securities” means:

(i)	any Common Shares issued to or held by the Investor; and

(ii)	any Common Shares issued to the Investor in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the securities referred to in clause (i) above.

“Registration” shall mean a Demand Registration, Piggyback Registration, or Shelf Registration, as the case may be.

“Registration Expenses” means the reasonable fees, disbursements and expenses of one set of legal counsel in each Reporting Jurisdiction to the Investor and all expenses incurred by the Corporation in connection with a Registration, including (without limitation): (i) all fees, disbursements and expenses payable to any underwriter for an underwritten offering, agent for an agency offering or their respective counsel; (ii) all fees, disbursements and expenses of counsel and the auditor to the Corporation (including the expenses of any audit and/or “comfort” letter) and fees, disbursements and expenses of any other special experts retained by the Corporation; (iii) all expenses in connection with the preparation, translation, printing and filing of any Prospectus, and the mailing and delivering of copies thereof; (iv) all qualification or filing fees of any Canadian Securities Authority and any U.S. Securities Authority, as applicable; (v) all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation in connection with a Registration; (vi) all fees and expenses payable in connection with the listing of any Registrable Securities on any stock exchange on which the Common Shares are then listed; (vii) all printing, copying, mailing, messenger and delivery expenses; and (viii) all costs and expenses associated with the conduct of any “road show” or other marketing activities related to such Registration.

“Registration Statement” means any registration statement of the Corporation filed with, or to be filed with, the SEC under the U.S. Securities Act including the related Prospectus, amendments and supplements to such registration statement, include pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related Prospectus) filed on Form S-4, Form F-4 or Form S-8 or any successor form thereto.

“Regulation FD” means Regulation FD (17 CFR §243.100, et seq.) promulgated by the SEC.

“Reorganization” shall have the meaning set forth in Section 10.2.

“Reporting Jurisdictions” means each of the provinces of Canada, the United States and each of the states of the United States.

“Representatives” means a party’s and its Affiliates’ directors, officers, employees, lawyers, independent accountants, financial advisors, consultants, bankers, technical advisors, or other agents.

“Request” shall have the meaning set forth in Section 9.1(c).

“Restricted Party” means any (a) Sanctioned Person, (b) a FEOC, or (c) a GM Competitor but expressly excluding any party to the Framework Agreement (and their respective Affiliates) and any Person appointed to the Board in connection with the Framework Agreement.

“Restricted Period” shall have the meaning set forth in Section 5.1(a).

“Right” means a right granted by the Corporation to holders of Common Shares to purchase additional Common Shares and/or other securities of the Corporation.

“Sanctioned Person” means any Person: (a) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions Laws of the United States or any other applicable Sanctions Authority; (b) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (c) an entity owned or controlled by any of the foregoing Persons in clauses (a) or (b) hereof.

“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

“Sanctions” means the economic sanctions Laws, trade embargoes, export controls or restrictive measures administered, enacted or enforced by any Sanctions Authority.

“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement.

“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the U.S. Securities Act.

“Second Tranche Investment” shall have the meaning set forth in Recital B.

“Shareholder” means a holder of Common Shares.

“Shelf Registration” shall have the meaning set forth in Section 9.2(b)(i).

“Shelf Registration Statement” shall have the meaning set forth in Section 9.2(b)(i).

“Shelf Underwritten Offering” shall have the meaning set forth in Section 9.2(b)(iv).

“Subject Business” shall have the meaning set forth in Section 5.3(a)(ii)(A).

“Subject Shares” means, collectively, any Common Shares (i) purchased by the Investor pursuant to the Subscription Agreement (including, for the avoidance of doubt, any (x) Warrant Shares and (y) Common Shares purchased by the Investor in connection with the Second Tranche Investment), (ii) purchased by the Investor in connection with any exercise of the Participation Right or the Top-Up Right, in each case in accordance with the provisions of this Agreement, and (iii) issued to the Investor in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the Common Shares referred to in clauses (i) and (ii) above.

“Subscription Agreement” shall have the meaning set forth in Recital A.

“Subsidiary” shall have the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions.

“Supporting Observer” shall have the meaning set forth in Section 2.2(b).

“Top-Up Right” shall have the meaning set forth in Section 3.6(a).

“Tranche 1 Share Price” means US$2.00 per Common Share, being the U.S. dollar equivalent of CAD$2.71 per Common Share.

“Tranche 2 Outside Date” shall have the meaning ascribed to such term in the Subscription Agreement.

“Tranche 2 Share Price” shall have the meaning ascribed to such term in the Subscription Agreement.

“Transaction Agreements” means the Subscription Agreement, the Offtake Agreement and this Agreement.

“Triggering Transaction” means a transaction that would, if consummated, result in the issuance of Consideration Securities.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.K.” means the United Kingdom of Great Britain and Northern Ireland.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. GAAP” means the United States generally accepted accounting principles in effect from time to time.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

“U.S. Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in the United States and each of the states in the United States.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the applicable securities Laws of each of the states of the United States and the respective regulations, instruments and rules made under those securities Laws, together with all applicable published policy statements, notices, blanket orders and rulings of the U.S. Securities Authorities and the applicable rules and requirements of any United States national securities exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“Warrant Certificate” means the warrant certificate issued by the Corporation to the Investor pursuant to the terms of the Subscription Agreement.

“Warrant Shares” means the Common Shares issuable upon the exercise of the Warrants.

“Warrants” means the 12,500,000 common share purchase warrants of the Corporation issued to the Investor, with each whole warrant being exercisable to purchase one (1) Common Share pursuant to the terms of the Warrant Certificate.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to United States dollars;

(j)	all references to a percentage ownership of shares shall be calculated on a non- diluted basis;

(k)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Governing Law and Submission to Jurisdiction

(a)	This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of New York without giving effect to any law or principle that would result in the applicable of the law of any other jurisdiction.

(b)	Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be New York, New York and it shall be conducted in the English language. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay.

1.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Article 2
BOARD OF DIRECTORS

2.1	Voting Director Rights

Investor shall be entitled (but not obligated) to exercise the voting director representation rights pursuant to this Article 2 in accordance with the following:

(a)	for so long as Investor and its Affiliates own, directly or indirectly, 20% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any warrants (including the Warrants), options, or convertible securities held by the Investor or its Affiliates (the “20% Threshold”), Investor shall be entitled (but not obligated) to designate two nominees for election to the Board (each, an “Investor Nominee”);

(b)	if the Investor is entitled to designate two Investor Nominees pursuant to Section 2.1(a), then at least one of the Investor Nominees shall be independent within the meaning of (i) National Instrument 52-110 – Audit Committees and (ii) Section 303A.02 of the NYSE Listed Company Manual and applicable rules of the SEC at the time of their designation as a nominee for election to the Board and for so long as they continue to be a Director;

(c)	for so long as Investor and its Affiliates meet the Minimum Qualification Threshold but fail to meet the 20% Threshold, Investor shall be entitled (but not obligated) to designate one Investor Nominee for election to the Board; and

(d)	in connection with the designation of any Investor Nominee, the Investor shall consider the equity, diversity and inclusion programs, policies and strategies of the Corporation to the extent reasonably practicable, provided that the Investor will retain sole discretion to designate an Investor Nominee.

2.2	Observer Rights

Investor shall be entitled (but not obligated) to exercise the Board observer rights pursuant to this Article 2 in accordance with the following:

(a)	Observer in Place of Nominee. For so long as Investor is entitled to designate one or more Investor Nominees pursuant to Section 2.1, Investor shall be entitled (but not obligated) to designate Representative(s) in place of each such Investor Nominee(s) to attend all meetings of the Board in a nonvoting observer capacity (an “Investor Observer”);

(b)	Observer in Addition to Nominee. If Investor exercises its right to designate one or more Investor Nominee(s) pursuant to Section 2.1, Investor shall also be entitled (but not obligated) to designate one observer (a “Supporting Observer”) to attend all meetings of the Board in a nonvoting observer capacity along with such Investor Nominee(s), provided that Supporting Observer shall not have the right to participate in any Board discussions; and

(c)	Observer without Nominee. For so long as (i) Investor and its Affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any warrants (including the Warrants), options, or convertible securities held by the Investor or its Affiliates (the “5% Threshold”) but does not meet the 20% Threshold or the Minimum Qualification Threshold, and (ii) Investor is an Offtaker, Investor shall be entitled (but not obligated) to designate an Investor Observer.

The Corporation shall give each Investor Observer and Supporting Observer copies of all notices, minutes, consents, and other materials that it provides to Directors at the same time and in the same manner as provided to Directors provided, however, that each Investor Observer and Supporting Observer shall agree to enter into an observer governance and confidentiality agreement with the Corporation, in form and substance satisfactory to the Corporation, acting reasonably, prior to being permitted to attend any meetings of the Board and/or being provided with any materials provided to the Board (or any committee thereof). Any Investor Observer or Supporting Observer may be excluded from access to any material or meeting or portion thereof if such exclusion is reasonably necessary to preserve the attorney-client privilege, to prevent a conflict of interest between the Investor and the Corporation, to avoid antitrust issues, or as otherwise required in order to comply with any applicable Laws. No Investor Observer or Supporting Observer will be entitled to compensation from the Corporation in connection with their attendance at any meetings of the Board (or any committee thereof), and the Corporation shall not be responsible for the travel and other expenses of any Investor Observer or Supporting Observer in connection with their attendance at any meetings of the Board (or any committee thereof).

2.3	Representation Right

Investor shall comply with the following requirements in connection with any Investor Nominee that Investor is entitled to designate pursuant to Section 2.1:

(a)	Investor shall, from time to time, provide notice to the Corporation of its Investor Nominee, as well as such other information as may be reasonably requested by the Corporation to effect the appointment as set out in this Section 2.3(a), and the Corporation shall thereafter take all steps as may be necessary to include the Investor Nominee on the management slate for the next election of Directors and shall solicit proxies in favour of the election of such Investor Nominee at such meetings;

(b)	the Investor Nominee must be duly qualified to serve as a Director pursuant to the Act and Applicable Securities Laws;

(c)	the Investor Nominee must consent in writing to act as a Director;

(d)	the Investor Nominee shall be subject to corporate Law requirements and policies applicable to the Directors;

(e)	in connection with the election of an Investor Nominee, the Corporation shall advise the Investor of the date on which proxy solicitation materials are to be mailed for the purposes of any meeting of shareholders at which Directors are to be elected at least 15 Business Days prior to such mailing date and the Investor shall advise the Corporation of its Investor Nominee at least 10 Business Days prior to the mailing date. If the Investor does not advise the Corporation of the identity of any Investor Nominee prior to such deadline, then the Investor shall be deemed to have nominated its incumbent nominee; and

(f)	in the event that any Investor Nominee shall cease to serve as a Director, whether due to such Investor Nominee’s death, disability, resignation or removal, the Investor shall be entitled (but not obligated) to designate a replacement Investor Nominee to fill the vacancy created by such death, disability, resignation or removal and the Corporation shall take all reasonable steps as may be necessary to nominate and recommend the appointment of the Investor Nominee to the Board of the Corporation after receiving notice of such designation.

2.4	Management to Endorse and Vote

The Corporation agrees that management of the Corporation shall, in respect of every meeting of the shareholders at which Directors are to be elected, and at every reconvened meeting following an adjournment thereof or postponement thereof, endorse and recommend any Investor Nominee identified in the proxy materials for election to the Board.

2.5	Directors’ Liability Insurance & Indemnification Agreement

For so long as an Investor Nominee is serving on the Board, the Corporation shall not cease to maintain a directors and officers liability insurance policy having a policy limit in an amount of at least $20 million unless approved by such Investor Nominee and shall, upon Investor’s request, deliver to Investor a certification that such a directors and officers liability insurance policy remains in effect. An Investor Nominee shall be entitled to the benefit of such directors and officers liability insurance policy on the same terms and conditions to which other Directors are entitled. Additionally, the Corporation shall enter into a customary indemnification agreement with each Investor Nominee in a form and substance reasonably acceptable to Investor.

2.6	Board Size and Operations

(a)	The Corporation agrees and undertakes that, so long as the Investor meets the 5% Threshold:

(i)	all notices of Board meetings shall be delivered by hand or transmitted by facsimile or e-mail at least five (5) Business Days prior to the date of the Board meeting. However, emergency Board meetings may be called by the Chairman of the Board in the case of a situation involving matters upon which prompt action is deemed necessary by giving notice at least two (2) Business Days prior to the date of such Board meeting (unless less notice is required in the circumstances). All notices of Board meetings shall specify the time, date and place of the Board meeting and contain a brief but complete summary of all business on the agenda of the Board meeting;

(ii)	the Investor Nominee shall be reimbursed by the Corporation for the reasonable travel and other expenses incurred in connection with attending any in-person Board meetings;

(iii)	any Director may participate in any Board meeting by means of a telephonic, electronic or other communication facility. A Director participating by such means is deemed to be present at the Board meeting; and

(iv)	the Investor Nominee shall be entitled to the same board compensation as other non-management board members (unless waived by the Investor).

(b)	The Corporation agrees and undertakes that, so long as the Investor meets the Minimum Qualification Threshold, the Corporation shall not cause the size of the Board to increase to more than 10 Directors without the Investor’s prior written consent, such consent not to be unreasonably withheld, conditioned, or delayed.

2.7	Proxy Recommendations

For a period of eighteen (18) months following the date of this Agreement and provided that:

(a)	the Investor has exercised its right to appoint an Investor Nominee to the Board in accordance with Section 2.1;

(b)	the Corporation has provided the Investor with advance written notice of the Director nominees that management of the Corporation will recommend Shareholders vote in favour of in connection with an annual general meeting of the Shareholders of the Corporation (the “Management Nominees”); and

(c)	no Management Nominee is a Restricted Party;

then, the Investor agrees to vote all Common Shares beneficially owned, or over which control or direction is exercised, by the Investor and its Affiliates at each meeting of Shareholders in favour of:

(a)	the Management Nominees (other than: (i) in connection with any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction; or (ii) any Management Nominees that the Board is recommending as required under or in connection with arrangements with another Shareholder); and

(b)	an FID Equity Raise requiring Shareholder approval.

Article 3
PARTICIPATION AND TOP-uP RIGHTS

3.1	Notice of Issuances

Subject to Section 3.7, if the Corporation proposes to issue (the “Issuance”) any Offered Securities pursuant to a debt or Equity Securities financing (public offering or a private placement) or a Triggering Transaction (each, an “Offering”) at any time after the date hereof the Corporation shall, as soon as possible, but in any event no later than the date on which the Corporation files a preliminary prospectus, Registration Statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and no later than the completion date of an Issuance that constitutes a private offering of Offered Securities or closing of a Triggering Transaction, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Corporation, full particulars of the Offering, including the number of Offered Securities, the number of Offered Securities that would allow the Investor to maintain its Investor Pro Rata Interest (measured as of the date immediately prior to the completion of the Offering) upon completion of the Offering, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering (which, in the case of a Triggering Transaction, would be equal to the price at which the Consideration Securities are issued under the Triggering Transaction, subject to compliance with Applicable Securities Laws), the expected use of proceeds of the Offering (if applicable), and the expected closing date of the Offering, together with any term sheet or other document to be utilized by the Corporation in connection with the Offering.

3.2	Advanced Offering Notice

Subject to Section 3.7, if the Corporation proposes to conduct an Offering, the Corporation may, in advance of the Offering Notice contemplated in Section 3.1, give written notice of the proposed future Issuance (an “Advanced Offering Notice”) to the Investor. The Advanced Offering Notice must include the estimated particulars of the Offering, including the proposed size of the Offering (which can be in a range), the nature of the Offering, the rights, privileges, restrictions, terms and conditions of the Offered Securities, a proposal relating to the determination of the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering (if applicable), and the expected closing date of the Offering. In the event such an Advanced Offering Notice is provided to the Investor, the Corporation may, at least 20 days but no later than 60 days following the Advanced Offering Notice, provide a subsequent Offering Notice with respect to the Offering that does not materially deviate from the terms set forth in the initial Advanced Offering Notice and the applicable Notice Period with respect to such Offering shall be as set out in Section 3.4(a). The Corporation may provide a maximum of two (2) Advanced Offering Notices per fiscal year of the Corporation.

3.3	Grant of Participation Right

The Corporation agrees that, other than in respect of an issuance of Excluded Securities, subject to Section 3.7 and the receipt of all required regulatory approvals, the Investor (directly or through an Affiliate) has the right (the “Participation Right”) upon receipt of an Offering Notice, to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering, payable in cash, and otherwise on substantially the same terms and conditions of the Offering:

(a)	in the case of an Offering of Common Shares, up to such number of Common Shares that shall allow the Investor to maintain its Investor Pro Rata Interest (measured as of the date immediately prior to the completion of the Offering) upon completion of the Offering; and

(b)	in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that shall (assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 3.3) allow the Investor to maintain its Investor Pro Rata Interest (measured as of the date immediately prior to the completion of the Offering) upon completion of the Offering.

If the consideration payable in connection with the Offering is not cash, the deemed price per Common Share for such consideration shall be determined by the Board, with reference to the relevant agreement(s) between the parties in respect of the Offering, and the Investor shall have to pay cash only equal to such deemed price per Common Share in connection with the exercise of its Participation Right.

3.4	Exercise Notice

If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Corporation (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities the Investor wishes to purchase, and shall subscribe to the Offering within:

(a)	if an Advanced Offering Notice was provided prior to the Offering Notice in accordance with Section 3.2, two (2) Business Days of an Offering Notice, or

(b)	if an Advanced Offering Notice was not provided prior to the Offering Notice, seven (7) Business Days after the date of receipt of an Offering Notice

(in each case, the “Notice Period”),

failing which the Investor shall not be entitled to exercise the Participation Right in respect of such Offering or Issuance. The Corporation must complete the Offering within seventy-five (75) days of the expiry of the Notice Period; provided that the completion of such Offering is upon the same terms and conditions as those set out in the Offering Notice provided to the Investor by the Corporation and provided further that following expiry of such seventy-five (75) day period, the Corporation shall not thereafter proceed with such Offering without providing the Investor with another opportunity to exercise its Participation Right.

3.5	Issuance of Participation Right Offered Securities

(a)	If the Corporation receives an Exercise Notice from the Investor within the applicable Notice Period, then the Corporation shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the Exchanges and any required approvals under Applicable Securities Laws and any shareholder approval), which approvals the Corporation shall use reasonable best efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and shall use its commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor), issue to the Investor, against payment of the subscription price payable in respect thereof and, subject to paragraph (b) below, concurrently with the completion of the Offering or as soon as practicable thereafter, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(b)	If the Corporation is required by the Exchanges to seek shareholder approval for the issuance of the Offered Securities to the Investor, then the Corporation shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 90 days after the date that the Corporation is advised that it shall require shareholder approval, and shall recommend approval of the issuance of the Offered Securities and shall solicit proxies in support thereof. The Corporation shall be entitled to complete an Offering in tranches, such that the Corporation may issue Offered Securities to non-Investor subscribers prior to fulfilling conditions imposed upon the issuance of Offered Securities to Investor (including shareholder approvals imposed by the Exchanges).

3.6	Grant of Top-Up Right

(a)	The Corporation shall notify the Investor in writing (the “Cure Notice”) as soon as reasonably practicable if the Investor Pro Rata Interest becomes less than 20%, 10% or 5% as a result of (i) the Corporation issuing Excluded Securities or (ii) the Investor not participating in an Offering where the Notice Period is seven (7) Business Days or less ((i) and (ii) being referred to as a “Dilution Event”). Upon receipt of a Cure Notice, the Investor shall have the right (the “Top-Up Right”), subject to the receipt of all required regulatory and other approvals (including the approvals of any stock exchange on which the Corporation’s securities are then listed), within 90 days of receipt of the Cure Notice, to subscribe and acquire, by way of a private placement, such number of Common Shares, as would result in the Investor Pro Rata Interest immediately following completion of the Dilution Event being equal to the Investor Pro Rata Interest immediately prior to the Dilution Event. The price of the securities to be acquired by the Investor under the Top-Up Right will be the closing price of the Common Shares on the TSXV (or, to the extent not listed on the TSXV, any recognized exchange on which the Common Shares are listed at the time) the day prior to the date of receipt of the Cure Notice. The Corporation shall use commercially reasonable efforts to obtain, and, subject to compliance with applicable Laws and stock exchange rules (including any hold period imposed by Applicable Securities Laws or any stock exchange), issue to the Investor against payment of the subscription price payable in respect thereof, that number of securities set forth in the notice.

(b)	Notwithstanding Section 3.4, in the case of a Cure Notice delivered in connection with an Offering for which the Investor did not send the Exercise Notice within the Notice Period, the Investor shall have the right, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the securities or the underlying securities of any convertible title are listed), within an additional 20 days after the closing of an Offering, to give to the Corporation the Exercise Notice to subscribe and acquire securities, by way of a private placement, at the same price and conditions of the Offering subject to any hold period imposed by Applicable Securities Laws and the rules of any stock exchange. The Corporation shall use commercially reasonable efforts to obtain, and subject to compliance with applicable Laws and stock exchange rules, issue to the Investor against payment of the subscription price payable in respect thereof, the number of Common Shares or Offered Securities, as applicable, set forth in the Exercise Notice.

(c)	For greater certainty, if the Investor does not decide to exercise its Top-Up Right within the 90-day period provided for in a Cure Notice, the Investor will no longer be entitled to any Top-Up Right or other right in connection with the issuance referred to in the applicable Cure Notice (it being understood, for greater certainty, that if any other right referred to in this Section 3.6 requires a lower Investor Pro Rata Interest than the one for which the applicable Cure Notice was delivered, the Investor shall be entitled to Top-Up Rights with respect to such rights requiring a lower Investor Pro Rata Interest in the event the Investor Pro Rata Interest becomes less than the applicable percentage as a result of any Dilution Event).

3.7	Termination of Participation Right and Top-Up Right

The Investor shall not be entitled to exercise the Participation Right and Top-Up Right under this Article 3, and all of the Investor’s rights under this Article 3 shall terminate on the date on which the Investor ceases to meet the Minimum Qualification Threshold, provided, however that this Section 3.7 shall not apply during the Interim Period.

3.8	Interim Period Offerings

(a)	During:

(i)	the Interim Period; and

(ii)	the period that is 180 days following the closing of the Second Tranche Investment,

the Corporation shall not authorize, issue or sell any Offered Securities in any jurisdiction or agree to do so or publicly announce any intention to do so pursuant to a debt or Equity Securities financing (public offering or a private placement) without the prior written consent of the Investor, such consent not to be unreasonably withheld. For greater clarity, the Investor may reasonably withhold its consent where the use of proceeds of such a financing is not to fund the advancement of the Projects.

(b)	Notwithstanding Section 3.8(a), the following sales and issuances of Offered Securities and other securities of the Corporation and/or its Affiliates during the period described in Section 3.8(a)(i) shall be permitted and shall not require the Investor’s prior written consent:

(i)	sales and issuances of Offered Securities on a private placement basis to Anchor Investors, including on the conversion of Notes and the exercise of pre-emptive rights which have been granted by the Corporation to such Anchor Investors where (i) the price per Common Share in such sales and issuances [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], (ii) the gross aggregate proceeds of all such sales and issuances do not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] and (iii) such sales and issuances are completed no later than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] after the date hereof;

(ii)	an equity investment in an Affiliate of the Corporation that directly owns the assets of the Corporation’s Lac Guéret property but does not, directly or indirectly, own assets relating to the Subject Business;

(iii)	a sale and issuance of Offered Securities completed prior to the Tranche 2 Outside Date whereby, at the time of the announcement of such sale and issuance of Offered Securities, the Corporation’s consolidated cash and cash equivalents position is below $ [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], provided that the gross aggregate proceeds of such sale and issuance do not exceed $ [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(iv)	in the event FID is not achieved by the Tranche 2 Outside Date, a sale and issuance of Offered Securities completed thereafter whereby, at the time of the announcement of such sale and issuance of Offered Securities, the Corporation’s consolidated cash and cash equivalents position is below $ [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], provided that the gross aggregate proceeds of such sale and issuance do not exceed $ [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] (a “Liquidity Capital Raise”), and provided that FID cannot occur until the date that is [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] following the completion of such Liquidity Capital Raise (unless the Tranche 2 Share Price is [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] to the price per share offered in such Liquidity Capital Raise); and

(v)	sales and issuances of Offered Securities in connection with the FID Equity Raise.

(c)	Subject to Section 3.7, the Investor’s Participation Rights shall apply to any such sales and issuances of Offered Securities by the Corporation set out in Section 3.8(b).

(d)	If either (i) the Subscription Agreement is terminated prior to the completion of the Second Tranche Investment or (ii) the Offtake Agreement is terminated, the provisions of this Section 3.8 shall terminate and be of no further force and effect.

Article 4
ESG committee

4.1	Appointment to ESG Committee

For so long as an Investor Nominee is serving on the Board, such Investor Nominee shall be entitled in such Investor Nominee’s discretion to be a member of the ESG, Community, Sustainability and Diversity Committee (or any successor committee of the Board responsible for reviewing and monitoring environmental, social and governance matters of the Corporation, the “ESG Committee”).

4.2	Observer Right

At any time where there is not an Investor Nominee member of the ESG Committee (for any reason), the Corporation shall invite an Investor Observer to attend all meetings of the ESG Committee in a nonvoting observer capacity and, in this respect, shall give such Investor Observer copies of all notices, minutes, consents, and other materials that it provides to members of the ESG Committee at the same time and in the same manner as provided to such members.

4.3	Meetings

The Investor Nominee or the Investor Observer, as applicable, shall not receive any remuneration in consideration for attendance at any ESG Committee meeting. Notwithstanding the foregoing, any Investor Nominee who is a member of the ESG Committee will be reimbursed for any expenses in respect of attending any in-person meetings of the ESG Committee in accordance with the reimbursement policies of the Corporation then in effect.

Article 5
ADDITIONAL COVENANTS

5.1	Standstill

(a)	Until the date that is three (3) years from the date of this Agreement (the “Restricted Period”), the Investor will not, alone or in concert with others, without the prior written consent of Corporation or as otherwise expressly permitted under this Agreement:

(i)	effect, seek, offer or propose, or in any way advise or encourage any other Person to effect, seek, offer or propose (in each case, whether publicly or otherwise):

(A)	any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving the Corporation or any of its assets;

(B)	any recapitalization, restructuring, liquidation, dissolution, disposition of a material portion of the assets or other extraordinary transaction with respect to the Corporation or any of its assets;

(ii)	directly or indirectly make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other Person with respect to the voting of any voting securities of the Corporation;

(iii)	otherwise act in a manner to seek to control the management, Board or the policies of the Corporation beyond the board and committee representation provided in this Agreement;

(iv)	enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aide, encourage or act in concert with, any other Persons in connection with any of the foregoing;

(v)	make any public announcement of any intention to do or take any of the foregoing or take any action that could require the Corporation to make a public announcement with respect to any of the foregoing; or

(vi)	attempt to induce any party not to make or conclude any proposal with respect to the Corporation by threatening or indicating that Investor may take any of the foregoing actions.

(b)	Investor will not, alone or in concert with others, without the prior written consent of Corporation or as otherwise expressly permitted under this Agreement, purchase any Equity Securities until the completion or termination of the Second Tranche Investment.

(c)	Notwithstanding the foregoing, the limitations and prohibitions set forth in this Section 5.1 shall not apply:

(i)	to any confidential offer or proposal made by the Investor or its Affiliates to the Board;

(ii)	upon the earliest of (x) the date the Corporation enters into a definitive agreement with a third party that provides for an acquisition of, or business combination with, the Corporation where the securityholders of the Corporation would own less than 50% of the voting securities of the surviving Corporation, (y) the date the Corporation enters into a definitive agreement with a third party that provides for an acquisition of all or substantially all of the assets of the Corporation; or (z) the date a third party enters into a definitive agreement to acquire, or acquires, “beneficial ownership” (as such term is defined in the Securities Act (Québec), as amended) of more than 50% of the voting securities of the Corporation; provided, however, that, in the event that the proposed transaction in (x), (y) or (z) is terminated, the limitations and prohibitions set forth in Section 5.1(a) shall be reinstated;

(iii)	upon the earliest of (x) the date a third party publicly announces a plan that provides for an acquisition of, or business combination with, the Corporation where the securityholders of the Corporation would own less than 50% of the voting securities of the surviving Corporation, (y) the date a third party publicly announces a plan that provides for an acquisition of all or substantially all of the assets of the Corporation; or (z) the date a third party publicly announces a plan to acquire “beneficial ownership” (as such term is defined in the Securities Act (Québec), as amended) of more than 50% of the voting securities of the Corporation; provided, however, that, in the event that the proposed transaction in (x), (y) or (z) is terminated, the limitations and prohibitions set forth in Section 5.1(a) shall be reinstated;

(iv)	to any acquisition of Common Shares following the Second Tranche Investment that in aggregate is less than 5% of the then outstanding share capital of the Corporation; or

(v)	to an acquisition of Common Shares occurring as a result of Investor’s acquisition of a third party that holds such Common Shares, provided that such acquisition is not undertaken with the intent of circumventing the restrictions contained in Section 5.1(a).

5.2	Lockup

(a)	The Subject Shares shall be subject to applicable restrictions on resale or transfer under Canadian Securities Law and shall not be resold or transferred (other than to an Affiliate of the Investor or otherwise in accordance with this Section 5.2) for the period that is eighteen (18) months from the date of this Agreement in the case of the Common Shares purchased pursuant to the First Tranche Investment, and eighteen (18) months from the date of the Second Tranche Investment in the case of Common Shares purchased pursuant to the Second Tranche Investment and the Warrant Shares (each, a “Lockup Period”).

(b)	The restrictions in Section 5.2(a) shall not preclude the Investor from: (i) transferring any Subject Shares pursuant to any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving the Corporation; or (ii) pledging any Subject Shares as security for any indebtedness of the Investor or its Affiliates.

(c)	Following the expiration of the hold periods set forth in Section 5.2(a), none of the Investor or any of its Affiliates shall knowingly transfer any Equity Securities to a FEOC, Restricted Party, or NMG Competitor.

provided that any transfer that takes place through the facilities of a stock exchange of which the Common Shares are listed or through a transaction facilitated by a broker dealer without disclosure being made to the Investor of the purchaser of such Equity Securities, shall not constitute a breach of this Section 5.2(c).

(d)	All of the Investor’s obligations under Section 5.2(a) and Section 5.2(c) shall terminate automatically and be of no further force and effect upon written notice by the Investor in the event:

(i)	the Corporation materially breaches a Transaction Agreement and such breach is not cured within ten (10) Business Days following the Investor’s delivery of notice of such breach to the Corporation, or

(ii)	the Corporation, any of its Affiliates, or any of their respective executives are the subject of any of the following: (x) investigation, conviction, arrest, or plea of guilty, no contest, or nolo contendere, relating to fraud, bribery, corruption, money-laundering, racketeering, or other misuse of funds by a Governmental Entity; or (y) public allegations by a First Nation, Governmental Entity or director, officer or employee of the Corporation relating to a material violation of human rights or indigenous land, territory, or resources rights, or other offenses involving moral turpitude that are reasonably likely to result in reputational harm to the Investor.

5.3	Restrictions on Transactions of the Corporation

(a)	For so long as the Investor meets the 5% Threshold, the Corporation shall not, without the Investor’s prior written consent:

(i)	enter into any agreement in respect of, or otherwise support or recommend, a direct or indirect equity investment in the Corporation from, or any Change of Control to, a Sanctioned Person or a FEOC;

(ii)	enter into any agreement in respect of, or otherwise support or recommend, any of the following transactions with a Restricted Party:

(A)	a direct or indirect equity investment in an Affiliate of the Corporation that directly or indirectly owns the assets of the Corporation’s Matawinie mine project or the Bécancour battery material plant project (the “Subject Business”), including a joint venture with respect to the Subject Business;

(B)	the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Subject Business; or

(C)	the acquisition, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Subject Business;

except in any case where the failure to enter into any such agreement, or otherwise support or recommend any such transaction, would be inconsistent with the Directors’ fiduciary duties under applicable Laws.

5.4	No Shareholder Rights Plan

The Corporation shall not propose, implement, adopt, or resolve to propose, implement or adopt a shareholder rights plan without the prior written consent of the Investor, which consent may be withheld in the Investor’s sole and absolute discretion.

5.5	Continued Exchange Listing

The Corporation shall maintain listing for its Common Shares on each Exchange, or another securities or stock exchange approved in advance by the Investor, and shall not de-list or resolve to de-list its Common Shares from either Exchange without the prior written consent of the Investor, which consent may be withheld in the Investor’s sole and absolute discretion, unless such de-listing results from a merger, business combination or plan of arrangement in which the Shareholders receive securities of another listed entity or such de-listing results from the listing graduation from one of the Exchanges to another recognized securities or stock exchange, including, for the avoidance of doubt, any graduation from the TSXV to the TSX.

5.6	Share Classes

The Corporation shall not at any time, without the prior written consent of the Investor, which consent may be withheld in the Investor’s sole and absolute discretion, amend its articles, by-laws or other constating documents, or agree to do so, or take any steps to do so (including by means of calling a shareholder meeting or setting a record date for a shareholder meeting in respect thereof), where such amendment would create a class or series of equity or voting shares which, if approved, would have voting rights, a right to a dividend or distribution, a right to the remaining property of the Corporation following dissolution, liquidation or winding-up, or any other rights, which are more advantageous or favourable than those provided to the holders of the Common Shares.

5.7	Stock Option Plan; Securities-Based Compensation Arrangements

(a)	The Corporation shall be permitted to grant options under its Option Plan in accordance with its terms.

(b)	The Corporation shall be permitted to amend its Option Plan in accordance with its terms, Applicable Securities Laws and the rules of the Exchanges without the consent of the Investor but shall not be permitted, without the written consent of the Investor (which consent may be withheld in the Investor’s sole and absolute discretion), to amend such Option Plan to provide it with a capacity to issue options which represent greater than ten percent (10% ) of the issued and outstanding Common Shares at any point in time.

(c)	The Corporation covenants and agrees, at all times, that the number of Common Shares that may be issuable under the Option Plan, together with all securities-based compensation arrangements of the Corporation, shall not represent an entitlement to issue securities under such plans which entitle the holders thereto to greater than ten percent (10%) of the issued and outstanding Common Shares in the aggregate at any point in time.

Article 6
COMPLIANCE OBLIGATIONS OF THE CORPORATION

6.1	Anti-bribery and Corruption Compliance

For so long as the Investor or any of its Affiliates is a shareholder of the Corporation, and in connection with the Corporation carrying out its related responsibilities:

(a)	the Corporation shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(b)	neither the Corporation, the Subsidiaries, nor any of its or their employees, Directors, officers, or to the knowledge of the Corporation, or any Person acting on its behalf shall:

(i)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other Person to use their influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(ii)	accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(c)	the Corporation shall (and shall cause its Subsidiaries to) maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws including records of payments to third parties (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts an anti-corruption compliance policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Corruption Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Anti-Corruption Laws.

6.2	Trade and Sanctions Compliance

(a)	For so long as the Investor or any of its Affiliates is a shareholder of the Corporation, and in connection with the Corporation carrying out its related responsibilities:

(i)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf to comply with all applicable Sanctions;

(ii)	the Corporation shall as soon as practicable and no later than January 1, 2025, institute and maintain a risk-based compliance program commensurate with a company of the Corporation’s size and stage of development to ensure compliance with Sanctions by itself, its Subsidiaries, and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. Within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Sanctions. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Sanctions;

(iii)	the Corporation shall not, and shall cause its Subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(iv)	neither the Corporation, nor any of its Subsidiaries or their respective directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of the Corporation, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(b)	As of the date of this Agreement:

(i)	neither the Corporation, nor any of its Subsidiaries, or its or their respective employees, directors or officers conducts any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(ii)	neither the Corporation, nor any of its Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of the Corporation, indirect owner of one percent (1%) or more interest in the Corporation as of the date of this Agreement, or any direct or, to the knowledge of the Corporation, indirect owner that may acquire five percent (5%) or more interest in the Corporation after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of the Corporation, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(c)	This Section 6.2 shall not be interpreted or applied in relation to the Corporation to the extent that the representations made under this Section 6.2 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

6.3	Anti-Money Laundering Compliance

For so long as the Investor or any of its Affiliates is a shareholder of the Corporation, and in connection with the Corporation carrying out its related responsibilities:

(a)	the Corporation shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

(b)	the Corporation shall as soon as practicable and no later than January 1, 2025, institute and maintain policies and procedures commensurate with a company of the Corporation’s size and stage of development designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its Subsidiaries’ and each of their respective directors, officers, and employees.

Article 7
Information Rights

7.1	Information and Inspection Rights

In the case of (x) Sections 7.1(a), 7.1(b) and 7.1(c), for so long as the Investor meets the Minimum Qualification Threshold (provided, however that such requirement shall not apply during the Interim Period), (y) in the case of Section 7.1(d), for so long as the Investor must account for under the equity method under U.S. GAAP, and (z) and in the case of Section 7.1(e), for so long as the Investor or any of its Affiliates is a shareholder of the Corporation, the Corporation shall provide the Investor, its designees and its Representatives with reasonable access upon reasonable notice during normal business hours, to:

(a)	provide the Investor, its designees and its Representatives with reasonable access, upon reasonable notice during normal business hours, to the Corporation’s and its Subsidiaries’ books and records and executive management so that the Investor may conduct reasonable inspections, investigations and audits relating to the Corporation and its Subsidiaries, including as to the internal accounting controls and operations of the Corporation and its Subsidiaries;

(b)	allow the Investor, its designees and its Representatives, upon reasonable notice during normal business hours, to conduct a maximum of two (2) site visits per year at the Corporation’s and its Subsidiaries’ properties unless reasonably required by the Investor to comply with applicable Laws, in which case the Corporation will allow the Investor, its designees and its Representatives, upon reasonable notice during normal business hours, to conduct a maximum of four (4) site visits per year at the Corporation’s and its Subsidiaries’ properties;

(c)	deliver to Investor, forthwith following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Entity or any litigation proceedings or filings involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged material violation of any and all Laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

(d)	for the year ended December 31, 2023 and subsequent quarterly and annual reporting periods, deliver to the Investor, as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of the Corporation’s quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of the Corporation’s annually publicly issued financial statements with respect to such fiscal year to U.S. GAAP, if it was reasonably determined by the Investor, that this information is necessary for the Investor’s financial reporting, accounting or tax purposes; and

(e)	deliver to Investor, as promptly as practicable, such information and documentation relating to the Corporation and its Affiliates as the Investor may reasonably request from the Corporation from time to time for purposes of complying with the Investor’s U.S. tax reporting obligations with respect to its ownership of the Corporation.

7.2	Maintenance of Internal Controls

The Corporation shall, and shall cause each of its Subsidiaries to: (a) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and such Subsidiaries; and (b) devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements and (B) to maintain accountability for assets.

7.3	Confidentiality

Subject to any rights granted pursuant to any of the Transaction Agreements:

(a)	the Recipient shall hold the Confidential Information in confidence and shall not disclose the Confidential Information to third parties without the prior written consent of the Discloser; provided that the Recipient may disclose the Confidential Information to its and its Affiliates’ directors, officers, employees and Representatives (i) to the extent such Person has a business need to know such Confidential Information for purposes of carrying out the transactions set forth in, or otherwise complying with the terms of, the Transaction Agreements, and (ii) the Recipient shall remain responsible for any disclosure of Confidential Information by such Person in violation of this Section 7.3. Notwithstanding the foregoing, but subject to clause (b) of this Section 7.3, no consent of the Discloser shall be required for the Recipient to disclose Confidential Information of the Discloser if such disclosure is required by Applicable Securities Laws, including, for greater certainty, the rules of any stock exchange upon which securities of the Recipient or any of its Affiliates are traded; provided, further, that the Recipient shall (x) give prior written notice to the Discloser and an opportunity for the Discloser to review and comment on the requisite disclosure before it is made, including an opportunity for the Discloser to prevent such disclosure, and (y) use its best efforts to incorporate the Discloser’s comments or limit such disclosure, by seeking confidential treatment or otherwise. Further, in the event the Recipient is requested or required (including by interrogatories, subpoena or similar process) to disclose any Confidential Information of the Discloser, the Recipient shall provide the Discloser with prompt written notice of such request (if legally permitted) so the Discloser may consider whether it wishes to seek an appropriate protective order. In the absence of a protective order, the Recipient shall disclose only such Confidential Information as is legally required and shall use commercially reasonable efforts to ensure the confidentiality of any such Confidential Information that is disclosed;

(b)	without limiting the foregoing, the Corporation shall not, and shall ensure that its Affiliates shall not, publicly disclose any information regarding the Investor or Investor’s performance under the Offtake Agreement (collectively, the “Investor Information”) without the prior written consent of the Investor; provided that no consent of the Investor shall be required for the Corporation to disclose Investor Information if such disclosure is required by Applicable Securities Laws, including, for greater certainty, the rules of any stock exchange upon which securities of the Corporation or any of its Affiliates are traded, provided that the Corporation shall (i) give prior written notice to the Investor and an opportunity for the Investor to review and comment on the requisite disclosure before it is made, including an opportunity for the Investor to prevent such disclosure and (ii) use its best efforts to incorporate the Investor’s comments or limit such disclosure, by seeking confidential treatment or otherwise;

(c)	without limiting the foregoing, the Investor shall not, and shall ensure that its Affiliates shall not, publicly disclose any information regarding the Corporation or Corporation’s performance under the Offtake Agreement (collectively, the “Corporation Information”) without the prior written consent of the Corporation, provided, that no consent of the Corporation shall be required for the Corporation to disclose Corporation Information if such disclosure is required by Applicable Securities Laws, including, for greater certainty, the rules of any stock exchange upon which securities of the Investor or any of its Affiliates are traded, provided that the Investor shall (i) give prior written notice to the Corporation and an opportunity for the Corporation to review and comment on the requisite disclosure before it is made, including an opportunity for the Corporation to prevent such disclosure and (ii) use its best efforts to incorporate the Corporation’s comments or limit such disclosure, by seeking confidential treatment or otherwise; and

(d)	each party’s obligations under this Section 7.3 shall survive for a period of two years following the date of termination of this Section 7.3.

7.4	Cleansing Announcements

(a)	Subject to Section 7.4(b), upon receipt by the Corporation of a written notice from the Investor advising the Corporation that: (i) the Investor has determined that transacting in Equity Securities in the Corporation could reasonably be expected to trigger a violation of, or any liability to the Investor under, Applicable Securities Laws; and (ii) the Investor wishes to sell Equity Securities beneficially owned by the Investor, then, as soon as practicable, and no later than 9:00 a.m. (New York Time) on the seventh (7th) day following receipt by the Corporation of the written notice from the Investor outlining the material non-public information relating to the Corporation or any of its Subsidiaries known to the Investor, the Corporation shall, through a press release or other public announcement (each, a “Cleansing Document”) in compliance with Regulation FD, make the Cleansing Announcement, including filing a copy of the Cleansing Document on the System for Electronic Document Analysis and Retrieval.

(b)	The obligation for the Corporation to make a Cleansing Announcement under Section 7.4(a) shall not apply:

(i)	if the Board determines in good faith, after consultation with its financial and legal advisors, that the making of such Cleansing Announcement would: (A) in the case of information derived from the Investor’s role as Offtaker, have a material adverse effect on the Corporation; provided that the obligation of the Corporation to make a Cleansing Announcement in such case shall be deferred for a period of not more than ninety (90) days from the date of the receipt of the written notice from the Investor in Section 7.4(a)(ii) (such 90-day period is referred to herein as a “Offtake Cleansing Blackout Period”); provided that after any initial Offtake Cleansing Blackout Period, the Corporation may not invoke a subsequent Offtake Cleansing Blackout Period until 12 months have elapsed from the end of any previous Offtake Cleansing Blackout Period; or (B) in the case of information that is not derived from the Investor’s role as Offtaker, be prejudicial to the Corporation, provided that the obligation of the Corporation to make a Cleansing Announcement in such case shall be deferred for a period of not more than fourteen (14) days from the date of the receipt of the written notice from the Investor in Section 7.4(a)(ii) (such 14-day period is referred to herein as a “Cleansing Blackout Period”); provided, that after any initial Cleansing Blackout Period, the Corporation may not invoke a subsequent Cleansing Blackout Period in respect of the same matter until 12 months have elapsed from the end of any previous Cleansing Blackout Period; or

(ii)	during any periodic blackout period imposed by Corporation pursuant to its disclosure policy for as long as the Investor Nominee is serving as a Director or the Investor has elected to designate an Investor Observer.

7.5	Privilege

The provision of any information pursuant to this Article 7 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege.

Article 8
FOREIGN INVESTMENT REVIEW

8.1	Foreign Investment Review

(a)	Prior to making, or accepting, any ownership investment after the date hereof, the Corporation shall, as applicable under the relevant laws and regulations, and unless the Investor has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion of such investment regarding the status of the investment under the national security review provisions of the Investment Canada Act.

(b)	Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Corporation and its Subsidiaries agree to cooperate with any inquiry by Canadian Governmental Entities with respect to the Corporation’s business (or that of its Subsidiaries) or any past or new investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by Canadian Governmental Entities, after due discussion with Canadian Governmental Entities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, the Corporation and its Subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, decree, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with any Canadian Governmental Entity with respect to any such investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake.

(c)	The Corporation and its Subsidiaries shall promptly inform the Investor of any such inquiry, and keep Investor reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving the Corporation or its Subsidiaries relating to any developments in any regulatory process resulting from such inquiry.

(d)	As applicable under relevant law, the Corporation and its Subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on the Corporation or its Subsidiaries.

(e)	The Corporation represents and warrants that it and its Subsidiaries have provided, and covenants to provide, to the best of its knowledge, truthful and complete information to Canadian Governmental Entities with respect to inquiries or requests that the Corporation or its Subsidiaries have received or may receive, as applicable.

(f)	The Corporation and its Subsidiaries shall promptly advise the Investor of the receipt of any communication from a Canadian Governmental Entity relating to the Investor and shall consult with and obtain the consent of the Investor prior to communicating with a Canadian Governmental Entity relating to the Investor.

Article 9
REGISTRATION RIGHTS

9.1	Demand Registration Rights

(a)	For so long as the Investor meets the Minimum Qualification Threshold and except during a Lockup Period, the Investor may require the Corporation to register all or a portion of the Registrable Securities then held by the Investor and its Affiliates by filing a Registration Statement and a Prospectus and taking such other steps as may be necessary to facilitate a Distribution of all or any portion of the Registrable Securities held by the Investor or its Affiliates.

(b)	Any such registration effected pursuant to this Section 9.1 is referred to herein as a “Demand Registration”.

(c)	Any such request shall be made by a notice in writing (a “Request”) to the Corporation and shall specify the number and the class or classes of Registrable Securities to be sold (the “Designated Registrable Securities”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdiction(s) in which the filing is to be effected. The Corporation shall, subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Request: (i) a Registration Statement in compliance with applicable U.S. Securities Laws and (ii) a Prospectus in compliance with applicable Canadian Securities Laws, in order to permit the Distribution of all of the Designated Registrable Securities of the Investor specified in a Request. The parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule A shall apply.

(d)	The Corporation shall not be obliged to effect:

(i)	more than two Demand Registrations in any twelve (12) month period; provided that for purposes of this Section 9.1, a Demand Registration pursuant to which the Designated Registrable Securities are to be sold shall not be considered as having been effected until (1) the Registration Statement has been declared effective by the SEC and (2) a receipt has been issued by the Canadian Securities Authorities for the Prospectus and has not been withdrawn or suspended; or

(ii)	a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with its financial and legal advisors, that (A) either (I) the effect of the filing of a Registration Statement and Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, reorganization or similar material transaction involving the Corporation; or (II) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (B) that it is therefore in the best interests of the Corporation to defer the filing of a Registration Statement and Prospectus at such time, in which case the Corporation’s obligations under this Section 9.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Request of the Investor (such 90-day period is referred to herein as a “Blackout Period”); provided, that after any initial Blackout Period, the Corporation may not invoke a subsequent Blackout Period until 12 months have elapsed from the end of any previous Blackout Period; provided, further, that the Corporation shall not register any securities for its own account or that of any other stockholder during such 90-day period other than pursuant to a Registration Statement on Form S-8 or other registration solely relating to an offering or sale to employees or Directors pursuant to any employee stock plan or other employee benefit arrangement.

(e)	In the case of an underwritten public offering of Registrable Securities initiated pursuant to this Section 9.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained which shall perform such offering.

(f)	The Investor shall have the right to withdraw its request for inclusion of its Registrable Securities in any Registration Statement and Prospectus pursuant to this Section 9.1 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing ten (10) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal shall be irrevocable.

(g)	For the avoidance of doubt, the registration rights granted pursuant to the provisions of this Section 9.1 shall be in addition to the registration rights granted pursuant to Section 9.2, below.

9.2	Piggyback and Shelf Registration Rights

(a)	Piggyback Registration. For so long as the Investor meets the 5% Threshold and except during a Lockup Period:

(i)	each time the Corporation elects to proceed with the preparation and filing of (i) a Registration Statement under any U.S. Securities Laws or (ii) a Prospectus under any Canadian Securities Laws, in each case in connection with a proposed Distribution of any of its securities, whether by the Corporation or any of its security holders, the Corporation shall give written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by notice in writing given to the Corporation within twenty (20) days (except in the case of a “bought deal” in which case the Investor shall have only twenty-four (24) hours) after the receipt of any such notice by the Investor, to require that the Corporation cause any or all of the Registrable Securities held by the Investor (the “Piggyback Registrable Securities”) to be included in such Prospectus (such qualification being hereinafter referred to as a “Piggyback Registration”). Notwithstanding the foregoing:

(A)	in the event the lead underwriter or lead agent for the offering advises the Corporation and the Investor that in its good faith opinion, the inclusion of such Registrable Securities, together with such other Common Shares requested to included in the offering by other shareholders of the Corporation with piggyback registration rights, may materially and adversely affect the price or success of the offering (such maximum offering size, the “Piggyback Maximum Offering Size”), the Corporation shall include in such Registration, in the following priority: (i) first, such number of securities the Corporation proposes to sell; and (ii) second, a number of Piggyback Registrable Securities requested by the Investor, together with the number of Common Shares requested to be included in such Registration by other shareholders of the Corporation with piggyback rights, allocated, if necessary for the offering not to exceed the Piggyback Maximum Offering Size, pro rata among the Investor and other shareholders of the Corporation based on their relative number of Common Shares requested to be included in the Piggyback Registration;

(B)	the Corporation may at any time before the effective date of such Registration Statement, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate; and

(C)	the Investor shall have the right to withdraw its request for inclusion of its Piggyback Registrable Securities in any Registration Statement and Prospectus pursuant to this Section 9.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and such withdrawal shall be irrevocable and, after making such withdrawal, the Investor shall no longer have any right to include its Piggyback Registrable Securities in the offering pertaining to which such withdrawal was made.

(b)	Shelf Registration. For so long as the Investor meets the 5% Threshold (except where specified otherwise):

(i)	the Investor shall, subject to Section 9.1(d), have the right to require the Corporation at any time and from time to time to file a Registration Statement, including a Registration Statement covering the resale of all Registrable Securities on a delayed or continuous basis, pursuant to MJDS or on Form F-3 or Registration Statement that may be available at such time (a “Shelf Registration Statement”), and if necessary pursuant to the MJDS in connection therewith, to file a Canadian Prospectus pursuant to the provisions of National Instrument 44-102 - Shelf Distributions, which, for greater certainty, shall include BC Instrument 45-503 - Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers, and take such other steps as may be necessary to register the Distribution in the United States of all or any portion of the Registrable Securities held by the Investor (a “Shelf Registration”), by giving a notice with the information required in Section 9.1(c) to the Corporation.

(ii)	upon exercise of a Shelf Registration right as set forth in Section 9.2(b)(i), the Corporation shall, and subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Request a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a preliminary Canadian Base Shelf Prospectus (if applicable) and a final Canadian Base Shelf Prospectus relating to such Shelf Registration and secure the issuance of a receipt for such preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution in the United States of all or any portion of the Registrable Securities of the shareholders requested to be included in such Shelf Registration.

(iii)	upon filing any Shelf Registration Statement and, if required, a Canadian Base Shelf Prospectus, the Corporation shall use its commercially reasonable efforts to keep such Shelf Registration Statement effective with the SEC and, if required such Canadian Base Shelf Prospectus effective with the applicable Canadian Securities Authorities, respectively, at all times and to re-file such Shelf Registration Statement or renew such Canadian Base Shelf Prospectus upon its expiration by filing a preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Shelf Registration Statement or Canadian Base Shelf Prospectus related to such Shelf Registration as may be reasonably requested by the Investor or as otherwise required, until such time as all Registrable Securities that could be sold pursuant to such Shelf Registration Statement have been sold, are no longer outstanding or otherwise cease to be “Registrable Securities”.

(iv)	for so long as the Investor meets the Minimum Qualification Threshold and at any time that a Shelf Registration Statement is effective, if the Investor delivers a notice to the Corporation stating that it intends to effect an underwritten public offering of all or part of the Registrable Securities included on the Shelf Registration Statement (a “Shelf Underwritten Offering”), then the Corporation shall file a prospectus supplement to the Shelf Registration Statement and any applicable Canadian Prospectus as may be necessary to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering, which Shelf Underwritten Offering shall be deemed a “Demand Registration” for all purposes in this Agreement. Such notice shall include substantially the same information as required by Section 9.1(c) for a Request and shall be considered a “Request” for all purposes in this Agreement, to the extent the applicable as the context may require. The Investor’s rights to request a Shelf Underwritten Offering under the Shelf Registration Statement with respect to the Registrable Securities held by the Investor shall be in addition to the other registration rights provided in this Article 9; provided that the Corporation shall not be obligated to effect any such Shelf Underwritten Offering for any of the reasons set forth in Section 9.1(d) for a Demand Registration, mutatis mutandis. In addition, the provisions of Section 9.1(e) shall apply to any Shelf Underwritten Offering, mutatis mutandis. The Corporation and the Investor shall cooperate in a timely manner in connection with any such Shelf Underwritten Offering and the procedures in Schedule A shall apply to such Shelf Underwritten Offering.

9.3	Expenses

All Registration Expenses incident to the performance of or compliance with this Article 9 by the parties shall be borne by the Corporation other than any and all commissions payable to any underwriter for an underwritten offering or agent for an agency offering that are attributable to the Registrable Securities to be sold by the Investor pursuant to any Demand Registration or Piggyback Registration, which commissions shall be borne by the Investor.

9.4	Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Equity Securities in any jurisdiction or agree to do so or publicly announce any intention to do so (except for securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any stock option plan or equity incentive plan) until the date which is the later of (a)(i) the date on which the Registration Statement has been declared effective by the SEC and (ii) the date on which a receipt or decision document is issued for the Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration; provided, however, that the Corporation further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with any underwritten offering effected pursuant to this Article 9, which agreements may subject the Corporation to a longer lock-up period.

9.5	No Change or Subordination

The Corporation shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights granted to the Investor hereunder.

9.6	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Registration Statement or Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other Representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its Subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Applicable Securities Laws and in order to enable such underwriters or agents to execute any certificate required to be executed by them for inclusion in each such document.

9.7	Indemnification

(a)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Corporation shall indemnify and hold harmless the Investor, each underwriter or agent involved in the Distribution of Registrable Securities thereunder, each of their respective members, directors, officers, employees and agents, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act against any losses, claims, damages or liabilities (including reasonable counsels’ fees) (“Losses”), joint or several, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees or agents may become subject, insofar as such Losses, (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement or Prospectus, or any amendment or supplement thereof, (ii) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) arise out of or are based upon any violation or alleged violation by the Corporation (or any of its agents or Affiliates) of any Applicable Securities Law, and the Corporation will pay to each the Investor, underwriter, agent or controlling Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Losses may result, as such expenses are incurred; provided, however, that the Corporation shall not be liable in any such case if and to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor, such underwriter or agent or such controlling Person expressly for use in connection with such registration; provided further, however, that the indemnity agreement contained in this Section 9.7(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld.

(b)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Investor shall indemnify and hold harmless the Corporation, its directors, each officer who has signed the Registration Statement, and each underwriter or agent involved in the Distribution of Registrable Securities thereunder, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act to the same extent as the indemnity referred to in clause (a) above from the Corporation to the Investor, but only to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor; provided, however, that the indemnity agreement contained in this Section 9.7(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld; provided further, however, that in no event shall the aggregate amounts payable by the Investor by way of indemnity or contribution under Section 9.7(b) and 9.7(d) exceed the proceeds from the offering received by the Investor (net of any commissions paid by the Investor), except in the case of fraud or willful misconduct by the Investor.

(c)	Promptly after receipt by an indemnified party under this Section 9.7 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9.7, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 9.7, only to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 9.7.

(d)	To provide for just and equitable contribution to joint liability under the U.S. Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 9.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 9.7 provides for indemnification in such case, or (ii) contribution under the U.S. Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 9.7, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) the Investor will not be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by the Investor pursuant to such Registration Statement or Prospectus, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall the Investor’s liability pursuant to this Section 9.7(d), when combined with the amounts paid or payable by the Investor pursuant to Section 9.7(b), exceed the proceeds from the offering received by the Investor (net of any commission paid by the Investor), except in the case of willful misconduct or fraud by the Investor.

(e)	Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f)	Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Corporation and the Investor under this Section 9.7 shall survive the completion of any offering of Registrable Securities in a registration under this Article 9, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

9.8	Sale by Affiliates

If any Registrable Securities to be sold pursuant to any Demand Registration or Piggyback Registration are owned by an Affiliate of the Investor, all references to the Investor in this Article 9 and Schedule A shall be deemed, for the purpose of such Demand Registration or Piggyback Registration, to include both the Investor and/or the Affiliates.

9.9	Rule 144 and Regulation S

The Corporation shall use commercially reasonable efforts to file the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of the Investor, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 or Regulation S under the U.S. Securities Act, as such rules may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and it will take such further action as the Investor may reasonably request, all to the extent required from time to time to enable the Investor to sell Registrable Securities without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the U.S. Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of the Investor, the Corporation will deliver to the Investor a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

Article 10
MISCELLANEOUS

10.1	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Zach Kirkman, Vice President, Corporate Development and Global M&A

Email:        [REDACTED – CONTACT INFORMATION]

With copies (which shall not constitute notice) to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Kenny Hemler, Senior Counsel, Corporate Development and Global M&A

Email:        [REDACTED – CONTACT INFORMATION]

Osler, Hoskin & Harcourt LLP

Suite 3000, Bentall Four

1055 Dunsmuir Street

Vancouver, British Columbia

Canada V7X 1K8

Attention: Alan Hutchison

Email:        [REDACTED – CONTACT INFORMATION]

(ii)	in the case of the Corporation:

Nouveau Monde Graphite Inc.

481, rue Brassard

Saint-Michel-des-Saints

Québec, J0K 3B0

Attention: Eric Desaulniers

E-Mail:        [REDACTED – CONTACT INFORMATION]

Attention: Josée Gagnon

Email:         [REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

99 Bank Street, Suite 500

Ottawa, Ontario

K1P 6B9

Attention: Alison Babbitt

Email:         [REDACTED – CONTACT INFORMATION]

Attention: Geoffrey Gilbert

Email:         [REDACTED – CONTACT INFORMATION]

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 10.1.

10.2	Changes in Capital of the Corporation or Reorganization of the Corporation

At all times after the occurrence of any event which results in a change to the Common Shares, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Common Shares are so changed and the parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

Concurrent with the consummation of any reorganization, spin-off, split-off, corporate rearrangement or other similar event involving the Corporation or a Subsidiary (a “Reorganization”), the Corporation shall, or shall cause its Subsidiary to, execute and deliver an agreement identical to this Agreement (other than changes necessary to reflect the parties and type of securities) to the Investor with respect to all securities received by the Investor in connection with such Reorganization.

10.3	Non-Circumvention

The Corporation shall not take any actions or do any things for the purpose of circumventing the rights of the Investor under Article 3, including by way of the issuance of a debt or equity interest in a Subsidiary or Affiliate for the purpose of avoiding the application of Article 3. Notwithstanding the foregoing, the Investor acknowledges and agrees that an issuance of a debt or equity interest in a Subsidiary or Affiliate of the Corporation may be undertaken for a valid business purpose and will not, in itself, be a circumvention of the Investor’s rights hereunder.

10.4	Termination

This Agreement shall terminate and neither party shall have any further rights or obligations hereunder upon the Investor ceasing to own not less than 5% of the Common Shares; provided that the rights and obligations of the parties under (a) Article 6, Section 7.3 and Article 8 of this Agreement shall survive so long as Investor is an Offtaker or owns Common Shares, (b) Section 7.4 of this Agreement shall survive so long as Investor is an Offtaker and holds any Common Shares, and (c) Section 7.1 (as it relates to clause (d) and (e) thereto) and Article 9 shall survive for the periods set forth therein.

10.5	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

10.6	Assignment

Neither party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to an Affiliate of the Investor, provided that (i) any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Corporation a duly executed undertaking to such effect in form and substance satisfactory to the Corporation, acting reasonably, and (ii) such assignment and transfer shall not release the Investor from liability for its obligations under this Agreement.

10.7	Successors and Assigns

This Agreement shall inure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors and permitted assigns. In the event any Person acquires the Corporation, whether by merger, consolidation, sale of all or substantially all of the Corporation’s assets or similar business combination transaction and, as a result of such transaction, the Investor receives securities of the successor or acquiring Person (or one or more of its Affiliates), the successor or acquiring Person (or its applicable Affiliates) must, as a condition to the consummation of such transaction, agree in writing to assume the Corporation’s rights and obligations under Section 7.1 (as it relates to clause (d) and (e) thereto) and Article 9 of this Agreement, mutatis mutandis.

10.8	No Third Party Beneficiaries

Except as provided in Section 2.5, Section 2.6 and Section 4.3 (with respect to the Investor Nominee and the Investor’s appointed observer, as applicable), this Agreement is solely for the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer on any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

10.9	Expenses

Except as otherwise expressly provided in this Agreement, each party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

10.10	Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

10.11	Right to Injunctive Relief

The parties agree that any breach of the terms of this Agreement by either party would result in immediate and irreparable injury and damage to the other party which could not be adequately compensated by damages. The parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting party, the other party shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other party may be entitled at law or in equity.

10.12	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each party had signed and delivered the same document, and all counterparts shall be construed together to be an original and shall constitute one and the same agreement.

10.13	Language

The parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

[Signature page to immediately follow this page.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

GENERAL MOTORS HOLDINGS LLC

By:
Name: Paul Jacobson
Title: Chief Financial Officer

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Eric Desaulniers
Title: Chief Executive Officer

[Signature page to the Investor Rights Agreement]

SCHEDULE A

REGISTRATION PROCEDURES

(a)	Upon receipt of a Request from the Investor, the Corporation shall use its reasonable best efforts to effect the Distribution of Registrable Securities of the Investor, and pursuant thereto the Corporation shall use its reasonable best efforts to as expeditiously as possible:

(i)	following the Corporation’s receipt of the Request in respect of the exercise of a Demand Registration right pursuant to Section 9.1(a) or a Shelf Registration right pursuant to Section 9.2(b) (and in any event within 21 days of a Shelf Registration right pursuant to Section 9.2(b)) in respect of a Distribution in the United States, as applicable, prepare and file with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Investor or by the Corporation in accordance with the intended method or methods of distribution thereof (which may be a Registration Statement filed on Form F-10 under the MJDS (if then available)), make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Registration, the Corporation shall furnish or otherwise make available to the Investor, its counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of the Investor and counsel, and such other documents reasonably requested by the Investor and counsel, including any comment letter from the SEC, and, if requested by the Investor or counsel, provide the Investor or counsel, as applicable, reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the U.S. Securities Act, including reasonable access to the Corporation’s books and records, officers, accountants and other advisors. The Corporation will include comments to any Registration Statement and any amendments or supplements thereto from the Investor or its counsel, or the managing underwriters, if any, as reasonably requested on a timely basis;

(ii)	prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and U.S. Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the applicable period provided herein and comply in all material respects with the provisions of the U.S. Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the U.S. Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the Investor set forth in such Registration Statement or otherwise cease to be “Registrable Securities”;

(iii)	prepare and file with the Canadian Securities Authorities as soon as practicable following the Corporation’s receipt of the Request, a Prospectus relating to the applicable Demand Registration, Piggyback Registration or Shelf Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the Canadian Securities Authorities, all as may be necessary to permit the Distribution of such securities in compliance with applicable Canadian Securities Laws, and furnish to the Investor and the managing underwriters or underwriters, if any, copies of such Canadian Prospectuses and any amendments or supplements in the form filed with the Canadian Securities Authorities, promptly after the filing of such Canadian Prospectuses, amendments or supplements;

(iv)	subject to applicable Canadian Securities Laws, keep the Prospectus effective until the Investor has completed the Distribution described in the Prospectus;

(v)	notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (A) when the Registration Statement, Prospectus or any amendment thereto has been filed, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (B) of any request by the SEC for amendments to the Registration Statement or related Prospectus or for additional information, (C) of any request by the Canadian Securities Authorities for amendments to the Prospectus or for additional information, (D) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (E) of the issuance by the Canadian Securities Authorities of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any Prospectus or the initiation or threatening for any proceedings for such purposes, and (F) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for Distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(vi)	promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Registration Statement or Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which it was made) not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the Registration Statement or Prospectus in order to comply with the Applicable Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the SEC or Canadian Securities Authorities and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Registration Statement or Prospectus, which shall correct such statement or omission or effect such compliance;

(vii)	use commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Registration Statement or Prospectus or suspending any qualification of the Registrable Securities covered by the Registration Statement or Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(viii)	furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Registration Statement and Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Registration Statement and Prospectus;

(ix)	deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Registration Statement and Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Registration Statement and Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the Distribution of the Registrable Securities covered by the Registration Statement or Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the Distribution of the Registrable Securities by such Person;

(x)	use its commercially reasonable efforts to qualify, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for Distribution in compliance with the Applicable Securities Laws as any such Person, underwriter or agent reasonably requests in writing; and

(xi)	in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types, it being understood for the avoidance of doubt that the Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by Law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be, and furnish to the underwriters or agents and the Investor, among other things:

(A)	an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering or agents in an agency public offering;

(B)	such corporate certificates, satisfactory to the managing underwriter or underwriters acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the managing underwriter or underwriters may reasonably request; and

(C)	a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(xii)	as promptly as practicable after filing with the SEC or Canadian Securities Authorities, any document which is incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(xiii)	provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all Registrable Securities, not later than the closing date of the offering;

(xiv)	make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten or agency offering;

(xv)	promptly prior to the filing of any document which is to be incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s Representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(xvi)	cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registrable Securities at least three (3) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;

(xvii)	cooperate with the Investor and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii)	in the case of a Distribution under a Registration Statement, otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC (including Regulation M), and make available, as soon as reasonably practicable (but no more than 18 months after the effective date of the Registration Statement or such later date as provided by Section 11(d) of the U.S. Securities Act), an earnings statement covering the period of at least 12 months beginning with the first day of the Corporation’s first full calendar quarter after the effective date of the Registration Statement (or such later date as provided by Section 11(d) of the U.S. Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(xix)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the Distribution of such Registrable Securities; and

(xx)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

(b)	The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to such Person and its ownership of Registrable Securities as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Registration Statement or Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they are made) not misleading.